Exhibit 99.c

SWEDEN’S ECONOMY

From the 2006 Spring Fiscal Policy Bill

Appendix 1

Sweden’s Economy

Appendix 1

Sweden’s Economy

6	Evaluation of forecasts		66
	6.1	Ministry of Finance forecasts	66
	6.2	Comparison with other forecasters	68
	6.3	Comparison with previous forecast	69

Tables Appendix			72

Explanatory box
	Tax forecasts – tax on capital		65

Tables

Tables Appendix

Diagrams

Foreword

This appendix to the 2006 Government Spring Fiscal Policy Bill presents the Ministry of Finance’s forecast of global and Swedish economic developments in 2006 and 2007. It also contains an estimate of developments in 2008 based on assessments of the resource situation and the economy’s potential growth rate.

The forecast is based on data from Statistics Sweden, the European Commission and the National Institute of Economic Research (NIER), among others. However, the Ministry of Finance is wholly responsible for the assessments presented here. Henrik Braconier, director at the Ministry of Finance, is responsible for the estimates. This appendix takes account of information available on 5 April 2006.

The structure of this appendix has been modified slightly from previous years.

Summary

The global economy grew rapidly in 2004 and 2005, and continued favourable growth is expected both this year and next. The high rate of growth has been fuelled by highly expansionary monetary policy in the OECD area over a number of years, together with historically low long-term interest rates. Although monetary policy has been tightened markedly in the United States, low interest rates in the global economy as a whole will continue to provide a stimulus for demand this year and to some extent also in 2007. The consequences of persistently high oil prices are believed to be relatively limited.

Strong demand growth in the US economy has accounted for a substantial proportion of the growth in the global economy over the last three years. This has meant that a slowdown in the US economy would have had major implications for the global economy, and has contributed to a US current account deficit which is probably not sustainable in the longer term. There is now some prospect of this imbalance being reduced, as both the Japanese economy and the euro area are recovering, and growth in the United States is set to slow. The Asian economies are expected to continue to grow rapidly during the forecast period.

The Swedish economy is forecast to perform well in 2006 and 2007. Rising international demand and Swedish firms’ competitiveness mean that exports of both goods and services will grow strongly, especially in 2006. This strong export growth means that industrial output will also increase at a good rate. Low interest rates, high capacity utilisation in industry and strong demand for housing mean that investment will continue to rise rapidly during the forecast period.

Household consumption is also expected to grow at a good rate. The value of households’ total wealth has increased sharply in the last three years. Furthermore, households’ disposable income is set to grow at a good rate, interest rates remain low, and employment is rising. However, employment and consumption could grow even faster than assumed in this forecast, which could lead to a development similar to that in the period 1998–2000. General government consumption also grew strongly in 2006. This was due partly to local government finances being healthy, and to the enlarged labour market policy programmes being concentrated in the local and central government sectors.

As a result of this strong demand growth, imports are expected to pick up sharply during the forecast period. This trend will be accentuated by the appreciation of the krona predicted in the years ahead. All in all, GDP is forecast to grow by 3.6 per cent this year and 3.0 per cent in 2007. Calendar-adjusted GDP growth is forecast to be 3.9 per cent this year and 3.1 per cent in 2007. The growth estimate for 2008 is 2.8 per cent.

2005 brought a turnaround in the labour market when employment began to recover during the second half of the year. Continued favourable employment growth is anticipated in 2006, as firms’ recruitment plans are increasingly positive, and the number of vacancies is continuing to rise. The increase in employment in 2006 will to some extent be a result of the enlarged labour market policy programmes which the government proposed in the Budget Bill for 2006. Continued high demand growth in the Swedish economy will provide good scope for rising employment in 2007 and 2008 as well. The improved situation in the labour market has meant that many of those previously outside the labour force are now looking to enter the labour market. As a result, the supply of labour increased in 2005 and is expected to keep on doing so at a good rate. A growing labour supply is essential for a lasting increase in regular employment. The growing labour supply means that no acute shortages of labour are anticipated even if employment grows rapidly during the forecast period. As a result, resource utilisation will increase at a balanced rate, and both wage growth and inflation are expected to rise slowly during the forecast period. Low inflation means in turn that only a moderate increase in Swedish interest rates is anticipated.

Although employment is set to grow strongly this year, the increasing supply of labour means that unemployment will fall appreciably less far than employment rises. In 2007 and 2008 unemployment is expected to fall gradually as a result of continued favourable employment growth and slightly more restrained supply growth. As unemployment is nevertheless expected to remain at relatively high levels, the government is proposing in this bill that the labour market policy programmes be enlarged by 11,000 places in 2007 and 2008. All in all, open unemployment is forecast to be 4.9 per cent this year before falling to 4.4 per cent in 2008. Based on Statistics Sweden’s previous definition, open unemployment will then be around 4.0 per cent.

General government net lending improved substantially in 2005. One important explanation was rapid growth in capital gains and corporate earnings, coupled with only slight growth in expenditure. The high tax revenues of 2005 are to some extent believed to have been temporary, partly as a result of the imposition of interest on firms’ tax allocation reserves, which prompted some firms to reverse all or part of these reserves. Income tax cuts, expenditure reforms and enlarged labour market policy programmes will also contribute to decreased net lending this year. However, general government net lending is expected to remain high both this year and in future years, averaging 2.3 per cent of GDP in the period 2006–08. Since general government net lending averaged 1.9 per cent of GDP during the period 2000–05, this is in line with the government’s goal of a 2 per cent surplus over a complete business cycle. Both income and expenditure are forecast to grow more slowly than GDP during the forecast period. Consolidated gross debt is expected to fall sharply relative to GDP during the period, from 50.3 per cent in 2005 to 39.9 per cent in 2008.

Selected statistics

Percentage change, unless otherwise stated

	2005	2006	2007	2008
GDP	2.7	3.6	3.0	2.8
GDP, calendar adjusted	2.7	3.9	3.1	2.8
Number of employed	0.8	1.8	1.0	0.5
Regular employment rate(1)	77.4	77.8	78.2	78.6
Open unemployment(2)	6.0	4.9	4.5	4.4
Labour market policy programmes(3)	123	162	160	133
UND1X	0.8	1.3	1.7	1.8
CPI	0.5	1.4	2.2	2.3
General government net lending(4)	2.7	2.0	2.2	2.8
Taxes and charges(4), (5)	51.1	50.2	49.7	49.5
General government expenditure(4)	53.6	53.4	52.5	51.7
Consolidated gross debt(4)	50.3	45.9	42.9	39.9

(1)       Number of employed in the age group 20–64, excluding those employed in labour market policy programmes, per cent of total population 20–64.

(2)                     Per cent of labour force.

(3)                     Number of people in labour market policy programmes, thousands.

(4)                     Per cent of GDP.

(5)                     Including taxes to EU.

Sources: Statistics Sweden, National Labour Market Board and Ministry of Finance.

1         International developments

Strong growth – subdued core inflation

Despite rising energy prices, the global economy continued to strengthen last year, and core inflation was again low. Growth is expected to remain favourable both this year and next, due primarily to continued low interest rates, increased trade, and strong productivity growth.

The strong growth of recent years has meant that resource utilisation has increased in many economies, but the subdued inflation suggests that resource utilisation is still relatively low, globally speaking. The high rate of growth in the global economy has contributed to a rapid rise in the prices of oil and other raw materials, but the primarily demand-led growth in these prices has had a relatively limited economic impact, not only in Europe but also in North America and Japan. These economies are considerably less dependent on oil today than at the time of previous oil price shocks, and the gradual nature of the increase in oil prices has meant that it has not eroded household or business confidence.

Recent years’ strong growth is to a great extent a result of more countries – including India, China and the nations of Eastern Europe – increasingly being integrated into the global economy. These countries have contributed to growth in both the global labour supply and the global economy’s growth potential. This in turn has helped to keep inflationary pressure at bay. Productivity growth may also have been boosted by increased globalisation, but investments in IT and new production patterns have also played a part.

As wage growth has also been subdued, this has meant that firms’ earnings have risen rapidly despite rising energy prices and increased competitive pressure. More widespread use of IT has also fuelled competition in parts of the service sector. These days the prices of many services are determined to a great extent in the global market.

Although long-term interest rates rose somewhat during the autumn and winter of 2005, interest rates are still low, which is helping to stimulate growth. At the same time, the low long-term interest rates need to be seen in the light of both core inflation and inflation expectations being subdued. This in turn reflects the high credibility of monetary policy.

Expectations are also very important for wage formation. Subdued inflation expectations, combined with continued low resource utilisation, have contributed to relatively low wage growth. In many countries real wages have grown less quickly than productivity during the latest business cycle.

Growth spreading – the whole world is growing

More and more regions are contributing to the strong global growth. Thanks mainly to favourable export growth, Asia has made a major contribution to growth in the global economy in recent years (see Diagram 1.1). There are now also signs of domestic demand picking up in a number of countries in the region. The growth outlook in Japan, the world’s third-largest economy behind the USA and the euro area, looks brighter than it has been for a very long time.

Diagram 1.1 Contributions to global growth from different countries and regions during the period 2000–05

Note: Contributions to growth in current US dollar terms. B-R-I-C includes Brazil, Russia, India and China. EU4 includes Germany, France, Italy and United Kingdom. Asia excluding India and China. “Rest” constitutes the rest of the world.

Source: Goldman Sachs.

Higher oil revenues have contributed to rapid growth in import demand from OPEC countries. Like many Asian nations, these countries have built up substantial current account surpluses. The Latin American economies are also growing fast, many of them benefiting from high raw material prices as well as more stable fiscal conditions. Combined with somewhat stronger performance in the euro area and healthy growth in the United States, this means that the global economy can be expected to grow strongly for another couple of years. If these growth forecasts are realised, this will be the strongest period in the global economy since the 1980s. As growth is also becoming broader-based, the global economy is now believed capable of riding out a moderate slowdown in the US economy.

Table 1.1 GDP growth, CPI, unemployment and world market growth

Percentage change

	2005	2006	2007	2008
Gross domestic product
World	4.4	4.5	4.1	3.8
United States	3.5	3.5	2.9	3.0
Japan	2.7	3.2	2.6	2.0
Euro area	1.3	2.1	1.9	1.9
Germany	0.9	1.7	1.3	1.7
UK	1.8	2.2	2.5	2.7
Nordic countries, excl. Sweden	2.6	3.0	2.4	2.0
Norway	2.3	2.8	2.5	2.5
Denmark	3.4	2.7	2.0	1.5
Finland	2.1	3.4	2.7	2.0
Consumer prices(1)
United States	3.4	2.8	2.4	2.3
Euro area	2.2	2.0	2.1	1.9
Japan	-0.3	0.3	0.6	0.7
Unemployment, per cent of labour force(2)
United States	5.1	4.7	5.0	5.1
Euro area	8.6	8.4	8.3	8.1
Japan	4.4	4.0	3.6	3.5
Market growth for Swedish exports(3)	7.0	7.8	7.2	6.7

(1)                     HICP for the euro area and CPI for the United States and Japan.

(2)                     Eurostat definition for euro area and national definition for the United States and Japan.

(3)                     Growth in the trade-weighted import demand for goods and services encountered by Swedish exporters.

Sources: National sources, Eurostat and Ministry of Finance.

Risks mainly on the downside

However, the robust growth forecast is associated with a number of risks. A slowdown in the US property market is looking increasingly likely. If the property market slows more than anticipated, this could have significant effects on growth in both the United States and other regions.

A situation of this kind could, for example, be initiated by a rapid and uncontrolled correction of global savings imbalances. Besides a sharp drop in the US dollar, such a scenario would be likely to prompt a rapid rise in US long-term interest rates, which could trigger a sudden house price correction and more subdued GDP growth. Growth in other regions would probably also slow if global savings imbalances begin to be corrected.

High oil prices have had surprisingly limited indirect effects to date. However, favourable economic growth has also meant that resource utilisation has risen in many countries. This could cause inflation to rise more rapidly than anticipated, which would in turn be expected to push up interest rates and put a damper on growth.

1.1      The United States

Weak growth in fourth quarter

Growth in the US economy slowed towards the end of last year. GDP grew by just 0.4 per cent from the third to the fourth quarter, compared with an average of 1.0 per cent in the ten previous quarters.

This weak GDP growth in the fourth quarter was partly a result of the hurricanes which hit the south of the country. Household consumption was negatively affected by the hurricanes’ effects on employment and prices. The loss of refinery capacity caused petrol prices to soar, and consumers’ purchasing power was eroded. Consumption was also affected by the discounts on cars introduced during the summer. Consumption decisions were brought forward, and consumption in the third quarter was strong at the expense of the fourth. This meant that the household sector’s contribution to GDP in the fourth quarter was its lowest for five years. On top of this, net exports and general government consumption both made negative contributions to GDP. General government consumption fell mainly on account of a sharp and unexpected drop in defence expenditure. Business sector investment also slowed during the fourth quarter. All in all, however, the economy still grew by 3.5 per cent in 2005, which is assessed to be above its potential growth rate.

Consumption-led recovery at the start of 2006

The slowdown at the end of 2005 was probably only temporary. The factors which undermined growth have already subsided, and the most important indicators of both consumption and investment have rallied. Employment and households’ disposable income have grown strongly since the hurricane-hit months, and petrol prices have fallen back. Consumer confidence has risen, and car sales have picked up again, as have other retail sales. Both industrial output and orders have improved, and confidence indicators suggest that firms will continue to recruit and invest.

Household consumption has been the largest contributor to growth for several years now. However, the strong consumption growth has not been fuelled solely by healthy growth in income and employment. Rapidly rising house prices have also affected the propensity to consume. As house prices have risen, many households have taken out new loans secured against their homes. Falling mortgage interest rates and favourable remortgaging opportunities have also led many to remortgage their homes and so free up capital for consumption. Developments in the property market have also stimulated the economy in other ways. Some 350,000 new jobs have been created in the construction sector in the last year, and housing investment as a proportion of GDP is at its highest level for 50 years, way above the average of 4.8 per cent (see Diagram 1.2).

Diagram 1.2 Housing investment and house prices in the United States

Note: 4.8 is the long term average residential investment/GDP ratio (solid line). The house prices series starts at 1976.

Sources: US Department of Commerce and OFHEO.

However, the Federal Reserve’s repeated interest rate hikes caused the property market to start to cool off during the autumn. The number of mortgage applications has fallen, it is taking longer and longer to sell housing properties, and confidence in the construction sector is more muted. However, the more subdued demand picture is not yet believed to have impacted on house prices. House prices are still growing at a rapid rate at national level, and so the property market can be expected to continue to stimulate household consumption for some time. Household consumption (just over 70 per cent of GDP) is therefore expected to make a major contribution to growth during the first half of the year.

Besides household consumption expenditure, several other factors underlie the expectation that the economy will grow at above the trend rate during the first half of this year. The hurricanes are not expected to impact on GDP over a long period. At the same time, the bulk of the positive effects of the reconstruction programme – primarily in the form of general government consumption and housing investment – will be seen during the first two quarters of this year. General government consumption is therefore expected to rise again after the weak fourth quarter. Given the strong economic climate, stocks will probably also continue to be built up after last year’s rapid – and probably involuntary – destocking.

Strong labour market – lower inflation

Against this background, the labour market should continue to perform well for some time (see Diagram 1.3).

Diagram 1.3 Employment and unemployment in the United States

Note: The series are seasonally adjusted.

Source: Bureau of Labor Statistics.

With unemployment running at 4.7 per cent, the resource situation is believed to be tight, which is reflected in slightly higher growth in hourly wages over the last six months. However, unit labour costs are still subdued. Inflation is therefore expected to slow somewhat as last year’s energy price increases drop out of the 12-month figures. From 3.4 per cent in 2005, inflation is expected to fall to 2.8 per cent in 2006 and 2.4 per cent in 2007. Consumer prices are likely to rise by 2.3 per cent in 2008.

Continued healthy investment climate

Besides household consumption expenditure, business sector investment is an important driver for growth. Measured as an annual average, business sector investment grew by around 9 per cent in both 2004 and 2005, which is almost the same as during the boom in the 1990s. There are good prospects for a continued healthy investment climate. Capacity utilisation climbed further during the autumn and is now at levels which have historically been accompanied by high rates of investment growth. International demand has broadened, and firms’ finances and earnings growth are healthy.

However, as exports account for less than 11 per cent of GDP, developments in the household sector are the key factor for investment growth going forward. Increasingly tight monetary policy is expected to put a damper on households’ propensity to consume as early as the latter part of 2006 via slower growth in house prices and higher savings. A more subdued rate of investment growth is therefore anticipated during the forecast period.

Domestic demand will remain the most important driver in the economy. The contribution from foreign trade is expected to be negative again this year. However, the anticipated weakening of the dollar, slightly lower energy prices and robust demand in key US export markets are together expected to result in a small positive contribution from foreign trade next year. The record current account deficit of 6.4 per cent of GDP in 2005 is expected to grow further in 2006 before stabilising, albeit at a very high level.

The economy is forecast to grow by 3.5 per cent this year. As resource utilisation is considered to be high, GDP will then grow more slowly than potential GDP, and the GDP gap will close from above. Growth is expected to be 2.9 per cent in 2007 and 3.0 per cent in 2008.

Risks mainly on the downside

The risk picture for 2006 appears to be balanced. In 2007 the risk of less favourable developments than forecast is believed to be greater than the likelihood of better performance. Activity in the property market has slowed, and this should spell more moderate growth in house prices. However, a sharper slowdown cannot be ruled out. If house prices stagnate, this will probably have significant effects on the real economy in the form of lower household consumption and falling housing investment. International experience shows that house price stagnation after a period of double-digit growth can reduce GDP growth by up to 2 percentage points within a year.

The Federal Reserve is nearing the end of its rate-hiking cycle, and other central banks will continue to normalise their monetary policy. This may mean that the focus in the currency markets will shift from interest rate differentials to global savings imbalances. For the United States this could mean a sharp drop in the dollar combined with rising long-term interest rates. At the same time, the average US household does not have the same favourable margins as a year or so ago. Higher long-term interest rates would further erode purchasing power as short-term loans are accounting for an increasing proportion of new lending.

1.2      The euro area

Recovery began during the autumn

After a relatively brief slowdown through to mid-2005, the growth outlook for the euro area has brightened again. The recovery has been fuelled mainly by an upturn in industrial activity as a result of stronger export growth. Growth is forecast to slow slightly next year due to tighter monetary policy and slightly weaker demand from the rest of the world. GDP is forecast to grow by 2.1 per cent this year and 1.9 per cent in both 2007 and 2008.

Uncertainty about strength of upswing

Statistics during the autumn painted a mixed picture of the strength of the economic upswing. Following a clear increase in GDP growth during the third quarter, growth slowed during the fourth. However, the weak growth during the fourth quarter is considered to have been due largely to difficulties estimating calendar effects in the National Accounts. Overall, the economy is believed to have strengthened during the second half of 2005, and GDP grew slightly faster than the potential growth rate.

While the outcome data suggest a relatively tentative economic recovery, there has been a substantial upturn in the confidence indicators. Business sector confidence has increased according to all indicators, with a clear turnaround in firms’ view of the current situation and their expectations for the future. This improved business confidence has been particularly marked in Germany, where confidence has hit levels which have previously been associated with high growth rates. Consumer confidence has also increased, reaching its highest level since 2002 at the beginning of 2006. The gap between leading indicators and actual developments in the real economy is considerable, but is expected to narrow during the year as the upturn in the confidence indicators levels off and a broader economic recovery gathers pace.

Another export-led upswing

Despite rising oil prices, global growth and international trade strengthened during the second half of last year. In the euro area the export industry received a helping hand from rising demand in the rest of the world and a weaker euro.

However, the three largest euro economies have benefited from the upswing in global demand to different degrees. The upswing in industrial output has been far stronger in Germany than in France and Italy. The German export industry has been favoured by rising demand for input goods and capital goods in the rest of the world, while Italian exports have grown much more weakly. Italian industrial output fell during much of last year. The composition of Italian exports, which include a higher proportion of consumer goods than do French and German exports, has meant that Italy has been hit by increasingly stiff competition from low-cost countries in Asia and Eastern Europe. Italy is also labouring with weaker productivity growth and stronger growth in unit labour costs than the other two big euro economies.

Good prospects for broader upswing

Since the turn of the millennium, business cycles in the euro area have been relatively short, and the peaks and troughs have been much more moderate than before. The last two upswings, commencing in 2002 and 2004, petered out because the transition from export-led recovery to consumption-driven growth failed to materialise.

However, the current recovery is expected to be longer-lasting and somewhat stronger than the last two. Several factors suggest that the transition to consumption-driven growth will be made this time around. After five years of weak investment growth, investment activity picked up clearly in the middle of last year. Firms are unusually optimistic, and their financial position is very good, which together bodes well for a continued strong investment upswing. Pulling in the other direction are relatively low capacity utilisation and the continued tightening of monetary policy expected in 2006. That said, although the key interest rate is expected to be raised, monetary policy is likely to remain expansionary throughout the forecast period.

The upswing in investment depends primarily on developments in Germany. The propensity to invest has been particularly weak in Germany, which has been battling with the overinvestment made in the construction sector following reunification in 1991. In contrast to the accelerating growth seen in most euro countries, housing prices in Germany have fallen, resulting in reduced housing investment. However, investment in machinery and equipment has already taken off, and a clear recovery in construction investment is expected to be seen in 2006.

Higher employment fuels consumption

A stronger propensity to invest is also expected to have a positive effect on employment. The majority of surveys in recent months have suggested that firms are now planning to start recruiting.

The weak growth in the euro area in recent years has had a limited impact on the labour market. Although employment growth slowed sharply after the turn of the millennium, it began to recover weakly in mid-2003. This positive trend was broken at the beginning of last year when employment growth slowed once again, but employment is expected to pick up as investment takes off and growth strengthens (see Diagram 1.4).

Unemployment has dropped back somewhat since the end of 2004, and is expected to fall further this year. Unemployment is forecast to be 8.4 per cent this year and around 8.0 per cent at the end of the forecast period, which is more or less the level which most commentators consider to be compatible with a stable rate of inflation.

Diagram 1.4 Employment and unemployment in the euro area

Source: Eurostat.

The brighter situation in the labour market has played a major role in boosting consumer confidence. Since the middle of last year households have become increasingly optimistic, despite rising oil prices reducing consumption potential. Consumption grew significantly during the third quarter last year, but fell back in the fourth. The weak performance at the end of the year is believed to have been temporary. Consumption is forecast to strengthen during the course of 2006 as employment rises and wage growth accelerates as a result of a tighter labour market. In 2007 consumption in Germany is expected to be undermined by the 3 percentage point increase in value-added tax planned by the German coalition government. This increase will probably mean that German households will to some extent choose to bring forward consumption to 2006.

Low inflationary pressure

Despite the relatively weak growth of recent years, inflation in the euro area has been stable around the European Central Bank’s inflation target. Inflation was 2.2 per cent last year, making it the sixth year in a row that inflation has been above 2 per cent.

Rising energy prices helped to push inflation up to 2.6 per cent in September 2005, but oil prices have since subsided, and inflation has also fallen back. As oil prices drop off this year, the contribution from energy prices is expected to decline, and inflation will move below 2 per cent. Core inflation (which excludes energy and fresh food) has fallen gradually since mid-2002, and amounted to 1.4 per cent in the second half of 2005. Next year inflation is forecast to rise as a result of the increased rate of value-added tax in Germany, which is expected to push up inflation in the euro area temporarily by 0.2 to 0.3 percentage points. Pulling in the other direction are the expected decrease in oil prices and tightening of monetary policy. All in all, inflation is forecast to slow to 2.0 per cent this year and amount to 2.1 per cent next year.

1.3                  Asia

Strong growth in Asia

Asian GDP continued to grow strongly in 2005. Growth totalled 6.9 per cent, marginally less than the previous year. Growth was slightly slower at the beginning of last year, but accelerated again towards the end of the year when exports took off as a result of stronger growth in business sector investment in industrialised countries. The strong growth in Asia made a major contribution to the continued favourable global GDP growth last year.

In recent years Asia has been the fastest-growing region in the world. In 2001-05 the average rate of growth in Asia was 5.9 per cent, compared to 2.6 per cent in the United States and 1.4 per cent in the euro area. One key factor in Asia’s very strong performance is growth in China and India, the two largest economies in the region, behind Japan. Growth in Japan has been much lower, undermining the region’s overall GDP growth. However, 2005 was a relatively good year for Japan, and the outlook for continued favourable growth is brighter than it has been for a long time.

Japan on firmer footing

It has taken a long time for the Japanese economy to recover since the financial bubble burst at the beginning of the 1990s. However, there are now good prospects for more sustained growth. Firms’ balance sheets are looking better and better, and the banking sector is no longer being weighed down by bad loans. The commercial banks’ earnings have been growing since 2003, and lending is rising again. The competitiveness of the business sector has improved, and in the labour market the old “lifetime employment” systems are being phased out. Some of the extensive cross-ownership between companies has been dismantled, and foreign ownership has become more accepted. Last year also saw a decision to privatise the postal service, and several other government services look set to be transferred to private contractors. At the same time, fiscal monetary conditions are still extremely expansionary with a key interest rate of 0 per cent.

Growth in Japan has gradually been gaining strength since 2002, and GDP increased by 2.7 per cent in 2005. One important reason for this is the Japanese export industry, which has benefited from strong demand from China since 2001, and more recently also from the United States. The United States is still Japan’s most important export market, followed by China, South Korea and Taiwan. However, the proportion of exports heading to the United States has fallen over the last 20 years, and Asia is now Japan’s most important export region. China’s share of Japanese exports is now almost three times as high as at the turn of the millennium.

This progress by Japanese exporters has not only led to a positive net contribution from foreign trade, but also contributed to a positive spiral of increased industrial output, fewer bankruptcies, improved earnings, rising capacity utilisation, and increased investment in machinery and equipment. Continued favourable earnings growth and high capacity utilisation mean that private investment is expected to continue to grow at a good rate. Confidence in industry is high, and machinery orders, industrial output and exports have all recovered following the slowdown in mid-2005. Strong global growth and continued strong demand from China make the outlook for continued favourable export growth bright.

Labour market improving and consumption strengthening

Much has happened in the Japanese labour market in recent years. Employment has risen, and unemployment has fallen (see Diagram 1.5). Since the beginning of 2005 the number of full-time employed has also increased, which has made Japanese consumers more optimistic. Consumer confidence is now higher than it has been for a very long time, and the savings ratio has fallen. Retail sales have gradually firmed, and real wages are growing for the first time in seven years. The foundations are therefore in place for increasingly strong consumption in the household sector, and household consumption is expected to grow at a favourable rate.

Diagram 1.5 Employment and unemployment in Japan

Source: Ministry of Internal Affairs and Communications.

Expectations of GDP growth above the potential growth rate, rising wages and a slowing decline in land prices also indicate that the seven-year period of deflation may now be over. If prices rise, this will enable the Bank of Japan to normalise monetary policy and raise its key interest rate. A first step towards a more normal monetary policy was taken in March this year with the end of the “liquidity injections”. During the period of deflation, the Bank of Japan injected liquidity into the banking system in order to ensure a robust and stable banking system and enable the banks to increase their lending. Now monetary policy is to focus instead on price stability with the help of the key interest rate. However, raising interest rates too quickly would undermine private consumption growth, which is the most important driver for continued favourable growth over the next few years. Pressure is also mounting for the tightening of fiscal policy. The big budget deficit of 6.5 per cent of GDP needs to be reduced in the longer term, and new resources are needed for the pension system and elderly care.

Growth will continue to be fuelled primarily by household consumption and investment. Net exports are also expected to make a contribution. However, domestic demand means that imports will grow strongly, and so the contribution from net exports will be smaller than that from domestic demand. GDP growth is expected to be 3.2 per cent in 2006, 2.6 per cent in 2007, and 2.0 per cent in 2008.

Further very high growth in China

China’s GDP grew by 9.9 per cent in 2005, and the prospects for further very high rates of growth in both 2006 and 2007 are good. Investment, which accounts for around half of GDP, is expected to continue to grow at a good rate, even though the authorities have introduced a number of measures to slow the high rate of growth. This is being counteracted by a major need for investment in expansive sectors such as energy and transport, and preparations for the 2008 Olympics will also contribute to a continued high rate of investment.

There are also good prospects for more rapid growth in household consumption. Although consumption growth was strong in 2005, there is still considerable growth potential given one of the world’s highest savings ratios – estimated at 40 per cent by some analysts. The high savings ratio is due partly to a weak social safety net. However, the authorities have taken various steps to improve this safety net as part of their work on stimulating domestic demand and so creating a more sustainable balance between domestic demand and exports in the longer term. Exports are expected to continue to grow strongly, due partly to further strong growth in important export regions outside Asia, and partly to increased trade within Asia, where the brighter outlook for Japan is set to play an important role.

Although inflationary pressure is rising, and the problems with overinvestment are accelerating, economic policy is expected to be relatively expansionary on account of the Chinese authorities’ efforts to boost domestic demand and household consumption growth. The continued appreciation of the yuan is also expected to be moderate. Competitiveness must not be allowed to deteriorate too rapidly if employment growth is to continue.

India also growing strongly

India’s GDP grew by 8.4 per cent in 2005, which is slightly higher than in 2004. Here too there is good potential for continued strong growth, driven mainly by household consumption and business sector investment.

However, growth in India is not expected to hit the target of 10 per cent which the authorities believe necessary to make the desired progress in the labour market. Although the service sector is growing, the industrial side of the economy is struggling to grow at a satisfactory rate. Contributing factors here include an unsatisfactory competitive situation and problems with infrastructure and energy supply. Exports and industrial output are nevertheless expected to grow at a good rate due to strong demand from important export regions outside Asia and increased trade within Asia.

1.4      World market growth

To assess the outlook for Swedish exports, a forecast has been made of Swedish world market growth (WMG) – growth in the trade-weighted import demand for goods and services encountered by Swedish exporters. The outlook for Swedish exports is determined partly by the strength of the global economy and partly by the composition of global demand. Stronger global growth is normally associated with stronger demand for Swedish export goods. However, growth in Swedish exports may deviate from global import growth. If import growth is fastest in regions which are relatively large importers of Swedish goods, WMG will be higher than global import growth.

The outlook for Swedish exports is linked above all to developments in countries, which are geographically close (see Table 1.2). Sweden’s most important export region is the euro area, which accounts for around 40 per cent of exports. The other Nordic countries take just over 20 per cent, while the United States takes just under 11 per cent. Despite the region’s relatively large share of the global economy, only around 10 per cent of Swedish exports head to Asia.

The outlook for Swedish exports also depends on the sectoral composition of global demand. Swedish exports are largely dominated by input and investment goods, and will therefore benefit particularly from a strong global upswing in investment.

Table 1.2 Sweden’s largest export markets in 2005

Export market	SEK million	Percentage of total exports
United States	102 676	10.6
Germany	100 863	10.4
Norway	84 409	8.7
UK	72 200	7.4
Denmark	66 592	6.9
Finland	59 561	6.1
France	47 972	4.9
Netherlands	44 215	4.5
Belgium	42 070	4.3
Italy	33 695	3.5
Spain	28 675	3.0
China	18 759	1.9
Poland	17 451	1.8
Russia	15 924	1.6
Japan	14 828	1.5

Source: Statistics Sweden.

High world market growth this year and next

WMG slowed last year as a result of weak growth in the euro area in particular, but is expected to strengthen this year. The main reason is the improved growth outlook for the euro area, Sweden’s most important export region. Further strong growth in the Nordic region will also contribute to high WMG this year. Next year the global economy is expected to continue to grow strongly, and this is expected to sustain total world trade and continued high import demand in important export regions.

The strong industry- and investment-driven growth in important export regions is expected to provide a good basis for strong growth in exports of input and investment goods. This applies not least to the euro area, where investment growth is expected to be high both this year and next after several years of limited investment. Demand for input goods such as steel and metals is expected to grow as a result of increased industrial activity.

All in all, the outlook for Swedish exports this year and next is very bright. Global growth is forecast to be 4.5 per cent this year, 4.1 per cent next year, and 3.8 per cent in 2008. WMG is expected to move in a similar fashion from 7.8 per cent in 2006 to 7.2 per cent in 2007 and 6.7 per cent in 2008.

1.5      Oil prices

Oil prices rocketed in autumn 2005 in the wake of the devastation left by hurricanes Rita and Katrina in the Gulf of Mexico. Oil prices have since fallen back slightly, but are being propped up by the after-effects of the hurricanes, spells of cold weather in the northern hemisphere, and geopolitical unrest. The clashes between Iran and the Western World over the Iranian nuclear power programme and the repeated rebel attacks on oil installations in Nigeria have had a major impact on oil prices in recent months. In April 2006 the price of crude oil (Brent) for immediate delivery was USD 68 per barrel.

Diagram 1.6 Price of Brent crude

Source: International Petroleum Exchange.

Several of the factors which pushed up oil prices in 2004 and 2005, such as low reserve capacity and rapid demand growth, are expected to continue to affect the oil market in 2006 and 2007.

Growth in global demand for crude oil is forecast to rise from 1.3 per cent in 2005 to around 2 per cent in 2006 and 2007. Stable growth in China and recovery in the United States following the hurricane-hit year of 2005 will fuel demand. Meanwhile production capacity both within and outside OPEC is expected to rise as new production resources come on stream. However, the increase is estimated to be relatively limited as many mature oilfields, primarily in the North Sea but also in North America and the Middle East, generate less and less oil.

Global reserve capacity is therefore forecast to rise in 2006 and 2007, which is expected to put downward pressure on oil prices. However, capacity growth is not expected to be sufficient to put serious pressure on the high risk premium and high oil price volatility. Oil prices are assumed to fall to USD 55 per barrel in December 2006 and to USD 50 in December 2007, and then hold at this level in 2008.

The outlook for oil prices continues to be associated with considerable uncertainty. More and more production is located in unstable countries. Changes in global growth, unexpected production disturbances and geopolitical tensions could have a major impact on oil prices. The risk is probably asymmetrical. A further factor is OPEC’s target range, which commentators now believe to be equivalent to USD 50-60 for a barrel of Brent crude.

2         Financial markets

The global economy has continued to improve. This has contributed to a rise in bond yields, albeit from low levels. Bond yields are forecast to continue rising in the future in the light of economic development, and the central banks are expected to continue tightening monetary policy. However, interest rate rises are expected to be limited by restrained inflation. The US Federal Reserve is expected to cease raising interest rates during 2006. At the same time, the central banks in Sweden and the euro area recently entered periods of tightened monetary policy. However, this tightening began from very low interest rate levels. Even the Japanese central bank is forecast to begin raising its key interest rate in 2006.

In the foreign exchange market, key interest rates are expected to have a particular impact in 2006. When interest rate differentials between Sweden and the rest of the world narrow in the future, the Swedish krona is forecast to strengthen. The US dollar strengthened substantially in 2005, partly due to higher interest rates compared with the rest of the world and large capital inflows. In 2006, these factors will decline in significance and underlying fundamentals, such as the current account deficit, are forecast to have a negative impact on the US dollar.

For Sweden, higher interest rates and a stronger Swedish krona mean a tightening of financial conditions. However, this takes place from an expansionary level and interest rates will continue to be historically low. Overall, this is expected to result in continued relatively expansionary financial conditions for the Swedish economy.

2.1                  International developments

Rising bond yields…

International bond yields have begun to rise, albeit from historically low levels. Overall, bond yields rose during the autumn, but the signals were mixed regarding economic development. Expectations of raised key interest rates in the US and Europe contributed to the rise in bond yields. In Japan, rising expectations that the very expansionary monetary policy would cease earlier contributed to a rise in interest rates.

The rise in bond yields during the autumn was relatively large. The 10-year US government bond yield rose, for example, by 0.5 percentage points between the beginning of September and the end of November. Since the year-end, bond yields have continued rising in step with positive economic signals. Overall, 10-year bond yields have risen by around 0.9 percentage points in the US and Europe since their lowest point in September 2005.

Diagram 2.1 10-year government bond yields in the United States, Germany and Sweden

Source: Reuters.

…and a flatter yield curve

Temporarily lower inflation expectations and a less positive view of economic development in the US in late 2005 caused international bond yields to fall. While long-term bond yields fell, short-term bond yields rose as the US Federal Reserve continued raising its key interest rate. In January, this resulted in a lower 10-year US government bond yield than the 2-year bond yield, i.e. the yield curve had a negative slope. A negative yield curve has historically often signalled a future recession. However, this interpretation is not currently being made. One explanation for the low long-term rates is probably a reduction in the term premium. Such a reduction means that investors require to be paid less for holding long-term bonds, since they make the assessment that the variation in inflation has declined. Increased demand for long-term bonds from investors and pension funds has also contributed to the falling long-term yields. This pressure on long-term bond yields, combined with the

Federal Reserve’s interest rate rises, may explain the negative slope of the yield curve.

International bond markets are expected to continue to be characterised by relatively low, albeit rising, interest levels. Since the year-end, long-term bond yields in the US and the euro area have risen to about the same extent. In Japan, long-term yields have risen by around 0.7 percentage points since the summer of 2005 in the light of expectations of strong growth and rising prices. Strong global growth, rising inflation and inflation expectations, and raised key interest rates are expected to contribute to bond yields continuing to rise in the near future. In the forecast, the 10-year German government bond yield is estimated to rise to 4.0 per cent in December 2006, while the 10-year US government bond yield is estimated at 4.90 per cent. In December 2007, the equivalent forecast is 4.15 per cent and 4.80 per cent respectively.

Raised key interest rate expectations

During the autumn, it became clear that the Federal Reserve would raise its key interest rate more than previously expected. Expectations also changed regarding the European Central Bank (ECB), at first in the light of the ECB’s concerns about the inflation trend. As positive signals regarding the development of the Japanese economy have strengthened, expectations of a less expansionary monetary policy in Japan have also increased. The explanation for the changed expectations is stronger real economic growth, particularly in Europe and Japan.

The Federal Reserve has gradually raised its key interest rate since the summer of 2004. The US key interest rate is currently at 4.75 per cent. The outlook for the US economy continues to be positive, while core inflation is relatively low. Expectations of strong GDP growth in the first half of 2006 and a continued tight labour market provide scope for further interest rate rises in 2006. The Federal Reserve is expected to raise its key interest rate to 5.0 per cent during the first half of the year, and then wait for up to a year before developments provide scope for lowering the key interest rate. The forecast for the US key interest rate is 5.0 per cent at the end of 2006 and 4.25 per cent at the end of 2007.

The ECB’s assessment of the inflation trend led to a key interest rate rise on 1 December 2005 and a further rise in early March to a total of 2.5 per cent. Consumer price inflation is above the ECB’s target, even though core inflation is relatively low. The money supply, which is the ECB’s other target variable for monetary policy, also continues to grow rapidly. The ECB has also expressed concern about rising house prices in certain areas of the euro area, which can be linked to the increased lending. Combined with fairly strong economic development in the euro area in the future, this indicates that monetary policy may be tightened further. The forecast for the key interest rate is 3.0 per cent at the end of 2006 and 3.5 per cent at the end of 2007.

Diagram 2.2 Key interest rates in the United States, the euro area and Sweden

Sources: ECB, Riksbank and Federal Reserve.

US dollar to weaken in 2006

The US dollar strengthened substantially in 2005, supported by continued rises in the US key interest rate, capital inflows from oil-exporting countries and currency inflows as a result of a temporary tax relief on corporate earnings returned to the US economy (under the Homeland Investment Act). However, the US dollar is expected to weaken against both the euro and the yen during the second half of 2006. The effect of the temporary tax relief has largely disappeared since the year-end. When the Federal Reserve signals that no further interest rate rises are expected, underlying factors are forecast to contribute to the dollar beginning to weaken. A brighter economic outlook for the euro area and a continued tightening of monetary policy in the euro area mean that the euro is expected to strengthen.

In the forecast, the US dollar is estimated to weaken to 1.27 against the euro and 110 against the yen at the end of 2006. In December 2007, the dollar is estimated at 1.35 against the euro and 105 against the yen.

Diagram 2.3 The US dollar against the yen and euro

Source: Reuters.

Strong stock market growth

Indications of more rapid interest rate rises depressed stock markets in the late summer and early autumn of 2005. Positive signals of economic development were the start of a substantial stock market rise in November. Stock markets in Europe and Japan have developed more strongly than US stock markets.

Diagram 2.4 Stock market developments in the United States, the euro area and Sweden

Sources: OM Stockholmsbörsen, Standard & Poor’s and Stoxx.

This positive trend is caused by several factors. Corporate earnings have exceeded expectations, earnings forecasts have been revised upwards and the anticipated yield on alternative assets is low, while the underlying global economy continues to develop favourably. Despite strongly climbing stock market indices, P/E ratios (price-earnings ratios), i.e. the relationship between a company’s share price and its earnings per share, have in principle remained unchanged at moderate levels over the past two years. This is thanks to a very strong earnings trend and the upward revision of earnings forecasts. Since corporate earnings have risen in pace with the stock market rise, the P/E ratios do not currently indicate an excessive valuation of the Swedish, European or US stock markets.

2.2      Developments in Sweden

Bond yields rise from low levels

In Europe, bond yields bottomed out in September 2005 and have since risen. In Sweden, the 10-year government bond yield reached its lowest point of 2.9 per cent in September. It has since risen by around 0.9 percentage points, which is in line with the international trend. The factors that have contributed to historically low international interest rates have also affected the Swedish interest rate market. Among other things, the demand for fixed-interest securities has been considerable from pension funds. The interest rate rise that has taken place since September may be explained by economic development and higher key interest rates.

Diagram 2.5 The difference between 10-year government bond yields in Sweden and Germany

Source: Reuters.

In the forecast, Swedish bond yields are expected to rise this year and next year as available resources in the economy decline and monetary policy gradually becomes less expansionary.

Swedish bond yields are estimated to rise somewhat more than German bond yields when the key interest rate differential against the euro area gradually narrows in the future. The differential between Swedish and German bond yields is therefore expected to narrow during the forecast period. The forecast for the Swedish 10-year government bond yield is 4.0 per cent in December 2006 and 4.2 per cent in December 2007.

Less expansionary monetary policy

In January 2006, the Riksbank raised its key interest rate for the first time since the spring of 2002 by 0.25 percentage points to 1.75 per cent. In February, the rate was raised by a further 0.25 percentage points to 2.0 per cent. The Swedish economy shows clear strength, while inflation continues to be low. Pricing in the forward market indicates a gradual rise in the key interest rate to 2.5 per cent in December 2006. Continued employment growth in 2006 and 2007 and a somewhat higher rate of wage increases are expected to contribute to rising inflation in the long term. Developments in the labour market are expected to lead to higher inflation in 2008. However, inflation will be restrained by low import prices. Overall, rising inflation contributes to the assessment that the Riksbank will continue raising the key interest rate towards a neutral level.

Despite the tightening of monetary policy, the assessment is that the Swedish key interest rate will be below the key interest rate in the euro area in 2006 due to lower inflationary pressure in Sweden. The Riksbank is expected to raise the key interest rate on two further occasions in 2006. In 2007, the tightening is expected to continue in the light of strong economic development. The forecast for the repo rate is 2.50 per cent in December 2006 and 3.50 per cent in December 2007.

Swedish krona strengthens

The year 2005 was a weak year for the Swedish krona, which weakened against all major currencies. A significant part of this weakening may be explained by the low interest rates in Sweden compared with the majority of other countries. Expectations of future monetary policy have a significant effect on the exchange rate. This was clearly evident when the Riksbank signalled future interest rate rises last November. The anticipated interest rate differential against the rest of the world declined, causing the krona to strengthen. Inflation in Sweden is forecast to remain low and the Riksbank is therefore expected to raise the key interest rate at a somewhat slower rate. Expectations of a slower rate of interest rate rises contributed to the krona weakening once again.

The underlying factors influencing the krona continue to look strong and an appreciation of the krona is expected in the future in the light of a significant current account surplus and strong growth compared with the rest of the world. Since an appreciation of the krona in 2005 was mainly restrained by low interest rates, the krona may be expected to begin strengthening in the second half of 2006 when the Riksbank continues raising the key interest rate. The forecast for the trade-weighted exchange rate, the TCW index, is 126 in December 2006 and 123 in December 2007. The appreciation of the krona is expected to continue in subsequent years.

Diagram 2.6 TCW index

Source: Reuters.

Stockholm Stock Exchange has continued rising

The favourable stock market performance continued during the winter. The recent rise on the Stockholm Stock Exchange has been broad and included all sectors. The Stockholm Stock Exchange has now been rising for just over three years. This positive trend is caused by several factors. Corporate earnings have exceeded expectations, earnings forecasts have been revised upwards and the anticipated yield on alternative assets is low.

During the fourth quarter of 2005, engineering firms showed the strongest earnings trend, closely followed by non-durables and the health sector. The only sector that noted weaker earnings was telecommunication services, comprising the mobile operators Telia and Tele2. Earnings growth for companies listed on the Stockholm Stock Exchange is expected to be just over 10 per cent this year and approximately 10 per cent in 2007 and 2008. Generally speaking, the slowdown in earnings growth anticipated in the future indicates that a period of weaker investment growth is to be expected. In other respects, firms are generally positive in their statements and anticipate that sales will continue rising in the future, albeit at a somewhat slower rate.

Conditions for the Swedish economy

Developments in financial markets have an impact on the Swedish economy since the actions of households and firms are affected by, among other things, the interest level and the exchange rate. Rising asset prices of, for example, shares and housing also affect household consumption.

The assessment is that financial conditions will tighten somewhat, but will nevertheless be relatively expansionary in 2006 and 2007. Real interest rates are low. The weakening of the trade-weighted krona exchange rate has been larger in real terms than in nominal terms in recent years, which is due to the fact that Sweden has had lower inflation than the rest of the world. In a historical perspective the increase in corporate and household borrowing is high, the money supply is growing rapidly, real interest rates are low and the exchange rate is weak. This is to some extent a result of the expansionary monetary policy and contributes to a strong demand trend.

Table 2.1 Interest and exchange rate assumptions

Final entry for each year

	2005	2006	2007	2008
Repo rate	1.5	2.50	3.50	4.00
6-mth interest rate	1.93	3.00	3.60	4.00
5-year interest rate	3.16	3.65	3.90	4.15
10-year interest rate	3.38	4.00	4.20	4.35
Spread Swe-Ger 10 yr	0.02	0.00	0.05	0.05
6-mth EURIBOR	2.60	3.25	3.60	3.80
TCW index	131	126	123	121
EUR/SEK	9.44	9.10	9.00	8.90
USD/SEK	7.95	7.17	6.67	6.59
EUR/USD	1.19	1.27	1.35	1.35

Sources: Riksbank, Reuters and Ministry of Finance.

3         Swedish demand and output

The export-led recovery that began in 2003 has gradually broadened. In 2004 industrial output began growing at a high rate, which resulted in a rapid rise in capacity utilisation. High capacity utilisation, favourable future prospects and low interest rates contributed to investment in the manufacturing industry accelerating in late 2004. Housing investment also grew rapidly in 2004.

The global slowdown that occurred around the year-end 2004 led to a slowdown in export growth and relatively weak GDP growth in the first quarter of 2005 (see Diagram 3.1). However, the slowdown was temporary and export growth picked up again in the second quarter. At the same time, economic activity continued to broaden as household consumption began to grow more rapidly, driven by a strong wealth position, increasing real income, low interest rates and an improvement in the labour market. General government consumption also increased strongly during the greater part of 2005, following a couple of years of stagnation as a result of the consolidation of local government finances. Overall, GDP growth was 2.7 per cent in 2005.

Diagram 3.1 GDP

Source: Statistics Sweden.

Indicators suggest strong start to 2006

A number of indicators suggest high GDP growth in the future. The National Institute of Economic Research’s (NIER) Consumer Confidence Indicator is at levels not observed since 2000 (see Diagram 3.2). Firms are also optimistic about economic development in the immediate future. The NIER’s Business Tendency Survey suggests favourable output growth in, among other things, the manufacturing industry, the construction sector, the wholesale and retail trade and the service sector.

Diagram 3.2 Household consumer confidence indicator

Source: NIER.

High GDP growth during forecast period

Both fiscal policy and monetary policy will have a stimulating effect on demand this year. Next year the fiscal policy stimulus will decline, while monetary policy is expected to be less expansionary. The clear recovery that was seen in the labour market in the second half of 2005 is expected to continue in 2006 and 2007, contributing to household disposable income increasing at a sound rate. Household consumption is forecast to increase by an average of 3.2 per cent per year during the period 2006–2008. Despite the rapid growth in household consumption during the forecast period, growth is weaker than during the economic upturn in 1998–2000, when household consumption expenditure grew by an average of 3.9 per cent per year. The difference between the two periods may partly be explained by a slower anticipated increase in employment now than during the period 1998–2000.

Continued strong global demand growth and favourable competitiveness in industry mean that exports are estimated to rise by 8.2 per cent this year. In 2007 and 2008 export growth is expected to gradually slow somewhat as global demand growth slows and the Swedish krona appreciates.

The strong growth in household consumption and exports is also expected to contribute to investment continuing to grow at a sound rate, equivalent to an average of 4.5 per cent per year during the period 2006–2008. High capacity utilisation in industry will contribute to the demand for machinery investment remaining high over the next few years. Continued strong demand for housing is expected to contribute to housing investment remaining at a higher level during the forecast period than for the past 13 years. However, increasing labour recruitment problems in areas of the construction sector risk subduing the development of housing investment in 2007.

Growth in general government consumption was 1.1 per cent in 2005. The relatively strong growth was largely due to the strong growth in local government consumption following a couple of weak years. During the period 2006–2008, general government consumption is forecast to grow by an average of 1.0 per cent per year.

Imports rose by 7.4 per cent in 2005, which was partly a result of strong growth in domestic demand. Since both exports and domestic demand are expected to increase at a sound rate during the forecast period, imports will continue developing strongly. In addition, the import content of both exports and household consumption may be expected to increase in the future as a result of the stronger krona and an increased globalisation of production. Imports are forecast to rise by an average of 7.3 per cent per year during the period 2006–2008, which is a more rapid rate of increase than anticipated for exports.

Table 3.1 Demand and output

	SEK billion	Percentage change in volume
	2005	2005	2006		2007		2008
Household consumption expenditure	1 284	2.4	3.4		3.2		3.0
General government consumption expenditure	730	1.1	1.8		1.0		0.3
Central government	203	-0.3	1.9		-0.3		-2.0
Local government	527	1.6	1.8		1.5		1.2
Gross fixed capital formation	454	8.3	5.6		4.0		4.0
Change in stocks(1)	0	-0.2	0.0		0.1		0.0
Exports	1 299	6.4	8.2		6.7		6.3
Imports	1 094	7.4	8.6		6.9		6.3
GDP	2 673	2.7	3.6	(2)	3.0	(2)	2.8

(1)                     Volume change, per cent of last year’s GDP.

(2)       Underlying GDP growth is estimated at 3.9 per cent in 2006 and 3.1 per cent in 2007. The fact that actual GDP growth is lower than the underlying growth is due to a decreasing number of working days per year during the period 2005–2007. Sources: Statistics Sweden and Ministry of Finance.

In summary, GDP growth is forecast at 3.6 per cent in 2006 and 3.0 per cent in 2007 (see Table 3.1). Since the number of working days declines from year to year in 2005–2007, calendar-adjusted growth will be 3.9 per cent in 2006 and 3.1 per cent in 2007. A short-term economic assessment is not made for 2008, but a long-term estimate based on potential growth and resource utilisation in the economy. GDP is estimated to increase by 2.8 per cent in 2008. In the period 2006-2008, exports are expected to make a somewhat larger contribution to GDP growth than domestic demand (see Diagram 3.3).

Diagram 3.3 Contribution to GDP growth

Sources: Statistics Sweden and Ministry of Finance.

Continued large current account surplus

The terms of trade, i.e. export prices in relation to import prices, have deteriorated over the past 10 years (see Diagram 3.4). Strong Swedish productivity growth and substantial price falls for telecommunication equipment, which accounts for a comparatively large proportion of Swedish exports, are some explanations for this trend. However, the terms of trade are expected to improve somewhat from 2007, mainly due to an anticipated fall in oil prices. Moreover, the appreciation of the krona is expected to have a larger impact on import prices than on export prices.

The current account surplus was SEK 142 billion in 2005, equivalent to 6.1 per cent of GDP. Despite imports being expected to grow more rapidly than exports during the forecast period, foreign trade contributes to an increasing current account surplus, since the volume of exports is so much larger than the volume of imports.

Diagram 3.4 Current account and terms of trade

Sources: The Riksbank, Statistics Sweden and Ministry of Finance.

Risk outlook

The risk outlook for the Swedish economy is considered, on the whole, to be balanced. On the one hand, there is a probability that household consumption will develop at a more rapid rate than forecast in 2006 and 2007. Such a development would be in line with the economic upturn in the late 1990s and would then also lead to even stronger employment growth and higher inflation in the long term. On the other hand, global risks associated with global financial imbalances, high property prices and higher oil prices may subdue the global economy and thereby affect the domestic economy.

3.1      Exports

Increase in exports slowed temporarily in early 2005

Last year Sweden’s total exports grew by 6.4 per cent, which was a weaker increase than in 2004 when exports grew by a full 10.8 per cent. Exports of both goods and services grew more slowly than in 2004, with exports of goods slowing the most. The slowdown occurred early in the year. Later on in the year, export growth was higher compared with the equivalent quarter the previous year.

Favourable global growth and increased international trade in the future are expected to lead to high Swedish export growth during the period 2006–2008. Exports are forecast to grow by 8.2 per cent in 2006 and 6.7 per cent in 2007. In 2008 exports are estimated to grow by 6.3 per cent.

Table 3.2 Exports of goods and services as well as change in export prices

	SEK billion	Percentage change in volume
	2005	2005	2006	2007	2008
Exports of goods	972	4.5	7.5	6.6	—
Processed goods(1)	811	4.2	7.6	6.8	—
Exports of services	327	12.2	10.5	7.0	—
Total exports	1 299	6.4	8.2	6.7	6.3
Export prices	—	3.3	1.7	-1.0	0.0

(1)                     Classification according to SNI.

Sources: Statistics Sweden and Ministry of Finance.

Favourable conditions for Swedish exports in 2006–2008

Swedish export growth depends to a great extent on the development of demand in Sweden’s export markets. Historically, Swedish exports have developed in line with world market growth (see Diagram 3.5).

Diagram 3.5 World market growth and growth in exports

Sources: Statistics Sweden and Ministry of Finance.

Continued high world market growth is expected during the forecast years, indicating that the strong increase in exports during the second half of last year will also continue in the near future. The reason for this high world market growth is primarily the favourable outlook in the euro area and in the Nordic region (see also section 1.4).

Good competitiveness is an important prerequisite for the export industry’s ability to increase its sales. One measure of competitiveness in industry is the relative unit labour cost (see

Diagram 3.6). Industry’s relative unit labour cost in national currency(1) rose substantially in the 1980s, but has gradually fallen since the early 1990s. This is mainly due to the high productivity growth in Sweden compared with competing countries. The relative unit labour cost in common currency(2) has fallen to a greater extent, due to the Swedish krona’s gradual weakening since the early 1980s.

Diagram 3.6 Industry’s unit labour cost in Sweden compared with 11 OECD countries

Sources: NIER, Statistics Sweden and Ministry of Finance.

Another measure of competitiveness is provided by the NIER’s Business Tendency Survey, in which the competitive situation is measured in the form of the net difference between the percentage of firms reporting an improvement in their competitive situation and the percentage reporting a deterioration. These net figures for the competitive situation in Swedish industry have been positive since the second quarter of 2005. The competitive situation is viewed to be the best in non-EU markets, where the net figure rose substantially towards the end of last year.

High export price rises in 2005

Following several years of falling export goods prices, these rose relatively strongly in 2005. The prices of raw materials, particularly petroleum products, rose considerably more than the prices of processed goods. The prices of petroleum products rose by a full 26.5 per cent last year. The prices of other raw materials such as aluminium and copper also rose substantially.

The favourable competitive situation means that despite the anticipated appreciation of the krona, firms are expected to be able to continue raising their export prices in 2006 even though the increases will be considerably smaller than in 2005. In the NIER’s Business Tendency Survey, firms in the manufacturing industry indicate that they expect to be able to raise their export prices in 2006. However, the anticipated appreciation of the krona reduces the scope for price rises. Together with, among other things, falling petroleum prices, this will lead to export prices declining in 2007. Overall, export prices are forecast to rise by 1.7 per cent in 2006 and to fall by 1.0 per cent in 2007. In 2008 export prices are expected to remain unchanged.

Strong exports of goods in the future

Swedish exports of goods are primarily destined for EU countries. Countries in the euro area, which receive around 40 per cent of Swedish exports, are the most important. Other important export regions are the Nordic region and North America.

Global industrial activity slowed from mid- 2004, which led to Swedish exports of goods growing relatively slowly in early 2005. Later in the year, global industrial activity accelerated again, increasing the demand for Swedish goods. Therefore, overall exports of goods showed favourable growths during the greater part of 2005 and annual growth was 4.5 per cent. Above all, exports of telecommunication equipment grew substantially, even though exports of other important types of goods such as machinery and road vehicles also rose. Among raw materials, exports of forest products grew, while exports of oil products also rose substantially.

Anticipated favourable world market growth and a favourable competitive situation are expected to lead to the strong growth in exports during the second half of last year continuing in 2006 (see Table 3.2). This is also confirmed by the NIER’s quarterly Business Tendency Survey, which indicates a strong future inflow of export orders. Overall, exports of goods are forecast to grow by 7.5 per cent in 2006. In 2007 exports of

(1)       Relative unit labour cost in national currency refers to the labour cost of producing one unit of a good in Sweden relative to competing countries, without taking account of exchange rate changes.

(2)       Relative unit labour cost in common currency refers to the labour cost of producing one unit of a good in Sweden relative to competing countries, taking account of exchange rate changes.

goods are forecast to grow somewhat slower, as global economic growth is forecast to slow somewhat and the krona is expected to appreciate. Exports of goods are forecast to grow by 6.6 per cent in 2007.

Exports of services to rise sharply

The fastest-growing segment of world trade is trade in services. Swedish exports of services are growing strongly in an international perspective.

Exports of services from Sweden slowed somewhat in the first quarter of 2005 and then accelerated. Overall, exports of services still rose strongly last year and growth was a full 12.2 per cent (see Table 3.2).

Almost 60 per cent of exports of services consist of exports of other services, i.e. consultancy services, licences, patents and banking services. Other services also include merchanting.(3) Merchanting contributed a full 0.3 percentage points to GDP growth in 2005. Exports of other services follow the development of exports of goods to a large extent. Since exports of goods are expected to develop strongly in the future, exports of other services are expected to continue growing and to make the largest contribution to the increase in exports of services.

Foreign visitors’ expenditure in Sweden is included in exports of services. Over the past few years, travel to Sweden has developed strongly and this component of exports of services increased by almost one-fifth in 2005. As a result of a bright economic outlook in the rest of the world, travel to Sweden is expected to develop strongly in the future as well, despite the anticipated krona appreciation.

Transport services account for around one-quarter of exports of services. These include freight of Swedish goods from the Swedish border to foreign customers, freight carried by Swedish shipping companies between foreign ports and passenger traffic. Exports of transport services consequently follow the development of international trade and are therefore expected to rise in the future.

Exports of services have increased as a proportion of Swedish exports over the past few years and accounted for one-quarter of total exports in 2005. This trend is expected to continue and exports of services are therefore expected to rise more rapidly than exports of goods. Overall, total exports of services are forecast to rise by 10.5 per cent in 2006 and 7.0 per cent in 2007.

3.2      Investment

2005 a strong year for investment

Gross fixed capital formation has risen at an increasingly rapid rate since 2003 (see Diagram 3.7) and the favourable investment activity has spread to an ever-increasing area of the economy. Investment rose by an average of 8.3 per cent in 2005 and the majority of sub-sectors in the business sector showed positive growth figures.

Diagram 3.7 Investment

Sources: Statistics Sweden and Ministry of Finance.

Investment upturn continues

The investment upturn is expected to continue during the forecast period, but at a somewhat slower rate. Continued high capacity utilisation and favourable financial conditions for firms are driving investment growth. Housing investment also continues to grow strongly. Overall, total investment in the Swedish economy is estimated to rise by 5.6 per cent this year and 4.0 per cent in 2007 and 2008. Investment is forecast at 17.3 per cent of GDP towards the end of 2008 (see Diagram 3.8).

(3)       Merchanting refers to the trade margin that arises when Swedish parent companies handle invoicing of sales from foreign subsidiaries to a third country.

Diagram 3.8 Investment share of GDP

Sources: Statistics Sweden and Ministry of Finance.

Continued strong growth for goods producers

Investment by goods producers, particularly industry’s machinery investment, was the single largest driving force in the investment upturn in 2005. The export upturn that began in 2003 resulted in rising capacity utilisation, which created a need for increased investment. Despite high investment levels in 2005, capacity utilisation remains at a historically high level (see Diagram 3.9). The inflow of orders to industry continues to be high and both domestic and foreign demand are expected to accelerate once again in 2006 (see Chapter 1 and section 3.1). Combined with firms’ good profitability and relatively low interest rates, this indicates a continued increase in investment.

Diagram 3.9 Capacity utilisation in industry

Sources: Statistics Sweden.

Statistics Sweden’s Investment Survey also suggests that the investment upturn in industry will continue in 2006. The survey shows that the important machinery investment continues to grow, while building and construction investment remains at largely the same level as in 2005. In a sector breakdown, investment in the mining and quarrying industry is expected to show the largest growth. For example, LKAB is investing more than SEK 10 billion in two new pellet plants in Norrbotten. Firms in the metal works and metal goods industry, the textile manufacturing industry and the transport equipment industry are also expected to increase their investment substantially this year. As industrial capacity expands and demand growth declines, investment growth in industry is expected to slow in 2007.

Investment in the energy sector showed strong growth in 2005 and is expected to continue growing substantially during the forecast period. For example, Vattenfall is making major investments in electricity supply networks and in electricity and heat generation. The company plans to invest approximately SEK 40 billion in Sweden over the coming years, including investment in wind power plants.

Optimism in the construction industry is unusually marked. The NIER’s Business Tendency Survey suggests a high inflow of orders and high expectations of the construction market over the next twelve months. The number of new housing starts is forecast to grow in the future, while construction in the business sector and general government sector is also expected to increase. However, Statistics Sweden’s Investment Survey indicates that the construction industry’s own and unusually large investment in 2005 was partly of a temporary nature. Despite favourable economic activity, the construction industry’s own investment is therefore forecast to decline in 2006.

In summary, investment by goods producers is estimated to rise by 5.9 per cent this year and by 3.7 per cent in 2007.

Table 3.3 Investment

Percentage change in volume

	2005	2006	2007	2008
Business sector(1)	8.6	5.1	3.6	—
Producers of goods	14.4	5.9	3.7	—
Producers of services(1)	4.5	4.5	3.5	—
Housing	16.9	9.2	5.8	—
General government	-0.5	3.9	3.9	—
Central government	-6.0	5.1	5.0	—
Local government	6.1	2.7	2.7	—
Total	8.3	5.6	4.0	4.0

(1)                     Excluding housing.

Sources: Statistics Sweden and Ministry of Finance.

Favourable development for service producers

Investment in the service sector continued rising last year. Above all, firms in household services and financial services increased their investment, while firms in postal and telecommunication services reduced their investment.

Investment in the wholesale and retail trade rose somewhat last year. The anticipated strong consumption growth is expected to contribute to investment in the wholesale and retail trade rising during the forecast period, partly due to the establishment of new retail outlets. Investment in household services is also forecast to grow at a sound rate.

The strong investment growth in financial services in 2005 is expected to continue this year, not least as a result of the favourable earnings trend in the banking sector.

Investment in corporate services, which include computer consultants, developed at a sound rate in 2005. This trend is expected to continue, partly due to favourable economic activity and an increased need to renew IT solutions installed prior to the millennium.

Following a three-year decline in investment in property management (excluding housing), investment rose once again in 2005. Vacancy rates, which were at a high level in 2003–2005, have now begun to turn downwards. New construction of office premises has accelerated and a number of major office projects are expected to be completed in 2006–2007. Consequently, investment in this sector is expected to increase somewhat over the coming years.

Investment in postal and telecommunication services declined in 2005, partly as a result of a slower rollout of the 3G network. The coverage rate is now just over 90 per cent. Rollout is expected to take place at a slower rate in the future, partly due to continued difficulties in obtaining building permits and reduced requirements for signal strength from the base stations. The reduction in requirements means that operators can reduce the number of base stations for the remaining rollout by approximately 25 per cent.

Overall, this means that investment by service producers is estimated to rise by 4.5 per cent this year and 3.5 per cent next year.

General government investment accelerates again

In 2005 local government finances strengthened and investment by municipalities rose at a sound rate. The favourable financial situation of local government is expected to create scope for increased investment this year as well. However, central government reduced its investment in 2005, particularly investment in buildings and civil engineering works. Investment is, however, forecast to increase both this year and next year, as a result of infrastructure investment by the Swedish Rail Administration and the Swedish Road Administration.

Overall, general government investment is estimated to increase by 3.9 per cent in both 2006 and 2007.

Housing investment develops strongly

Construction activity has developed very strongly over the past few years, particularly as a result of a marked increase in housing construction. According to preliminary data, just over 31,000 housing starts were made last year, which is equivalent to an increase of 14 per cent compared with 2004. In a longer term perspective, the increases in recent years were from low levels, which were the result of the considerable drop in housing construction in the early 1990s (see Diagram 3.10).

Diagram 3.10 New building starts

Sources: Statistics Sweden and Ministry of Finance.

The strong growth in housing construction is forecast to continue in the future. According to the NIER’s Business Tendency Survey, the indicators for both construction and new orders in the construction industry are now at the same levels as in the late 1980s. This also applies to the overall confidence indicator for the construction industry. The outlook for the next twelve months is more optimistic than for several years and nearly 60 per cent of firms expect an increase in construction.

One indicator for the future development of housing construction is the number of building permits granted. During the second half of 2005, building permits equivalent to 15,000 dwellings were granted, which is an increase of 12 per cent compared with the second half of 2004.

The strong construction activity has resulted in an increased demand for labour and 66 per cent of firms in housing construction are experiencing a labour shortage. In the short term, this is not expected to restrain growth in housing construction to any great extent, but in the longer term, the risk of subdued growth increases. Another risk factor is the shortage of land in attractive locations.

New construction is expected to continue increasing in 2006, partly as a result of continued low interest rates. Another stimulus is the current housing shortage, particularly in densely populated areas. According to preliminary data from the Swedish National Board of Housing, Building and Planning’s housing market survey for 2006, 41 per cent of Sweden’s municipalities report a current housing shortage in their municipality, compared with 11 per cent in 1999. In 2005 the total net migration to these municipalities was just over 25,000 people, while the total population increase in the municipalities was approximately 40,000 persons. The majority of municipalities reporting a housing shortage are in counties in which the unemployment rate is lower than the national average. The high demand for housing is also reflected in rising house prices. In 2005 the prices of single-family dwellings rose, for example, by just over 10 per cent. Overall, the number of new housing starts is estimated at around 33,000 dwellings per year in 2006 and 2007.

Refurbishment investment rose at a sound rate in 2005, which was partly due to the temporary tax allowance for renovation, maintenance and improvement. However, a strong underlying refurbishment need means that the upturn is expected to continue over the coming years. The Million Homes Programme, which accounts for almost one-quarter of the Swedish housing stock, has reached an age when housing must generally undergo extensive maintenance investment. According to estimates from the Swedish National Board of Housing, Building and Planning, approximately 65,000 dwellings per year will need their service risers replaced or other major maintenance work during the next 15-year period, compared with just over 20,000 dwellings per year in the early 2000s.

In summary, the increased new construction and refurbishments mean that total housing investment, in terms of the National Accounts, is estimated to increase by 9.2 per cent this year and 5.8 per cent next year.

3.3                  Stockbuilding

Substantial decline in stockbuilding in 2005

Total stockbuilding declined substantially in 2005 and reduced GDP growth by 0.2 percentage points. The negative contribution to GDP growth was mainly the result of a large withdrawal from industry’s stocks. This was a result of strong foreign demand and relatively weak output growth in industry. Forestry stocks also reduced GDP growth as a result of the severe storm in January 2005. However, the wholesale and retail trade increased its stocks at a sound rate in 2005.

Different stock trend for trade and industry

Even though the wholesale and retail trade increased its stocks in 2005, firms are now beginning to notice the increased demand and stocks are considered to be somewhat under pressure. According to the NIER’s Business Tendency Survey, the balance for stock assessments is below its historical average.(4) This applies particularly to the durable goods trade, the wholesale trade excluding motor vehicles and the food retail trade. In order to meet the increasingly strong household demand, the wholesale and retail trade as a whole is therefore expected to continue building up stocks in 2006. In 2007 household consumption is forecast to slow somewhat, but to still develop relatively

(4)                     This balance comprises the difference between the percentage of firms stating that stocks are too large and the percentage stating that they are too small.

strongly. Firms in the wholesale and retail trade are expected to meet the subdued demand with reduced stockbuilding. The wholesale and retail trade as a whole is therefore estimated to make a positive contribution to GDP growth this year, but a negative contribution in 2007.

Capacity utilisation in industry continues to be at a high level despite substantial investment growth. The strong demand particularly from export markets is expected to result in industry making large withdrawals from stocks in 2006 for the third consecutive year. In 2007 demand is forecast to decrease in strength and firms are expected to use the released capacity to rebuild stocks. Industry as a whole is consequently expected to make a negative contribution to GDP growth in 2006, but a positive contribution in 2007.

The negative contribution from industry’s stocks and the positive contribution from the wholesale and retail trade’s stocks mean that total stockbuilding is forecast to make a neutral contribution to GDP growth in 2006. In 2007 industry’s rebuilding of stocks will predominate and result in a positive contribution to GDP growth of 0.1 percentage points. Stockbuilding is assumed to make a neutral contribution to GDP growth in 2008.

3.4                  Household consumption expenditure

Consumption accelerated in 2005

During the period 2002–2004, household consumption expenditure rose by a moderate 1.5–1.8 per cent per year, despite disposable income rising at a favourable rate and household real and financial wealth increasing substantially in value. The weak developments in the labour market during this period may have resulted in increased caution on the part of households, who consequently chose to save a larger proportion of their income.

Household consumption expenditure rose by 2.4 per cent last year according to the National Accounts. The somewhat stronger increase in consumption compared with the immediately preceding years was mainly due to a brighter labour market situation, as well as continued increases in disposable income and rising asset prices.

Following surprisingly weak consumption growth during the first quarter of 2005, consumption rose more strongly during the rest of the year. Consumption of goods rose by just over 4 per cent; particularly the consumption of durable goods showed strong growth. The consumption of services, which had shown weak growth for several years, accelerated last year (see Diagram 3.11).

Diagram 3.11 Household consumption of goods and services

Sources: Statistics Sweden, NIER and Ministry of Finance.

Favourable conditions for continued strong consumption

A subdued wage growth and a weak increase in the number of hours worked resulted in household real disposable income increasing by only 1.8 per cent in 2005, despite the reduction in income tax. Household capital gains and therefore capital gains taxes are estimated to have increased, making a negative contribution to household disposable income (see the explanatory box on tax forecasts in Chapter 5).

Both the number of hours worked and hourly wages are expected to increase more rapidly this year. As a result, the wage bill is estimated to increase in real terms by 3.5 per cent this year and 3.3 per cent next year. Reduced interest rates and larger dividends will make a positive contribution to disposable income this year, as well as increased general government transfer payments and reduced income taxes. Household real disposable income is therefore estimated to increase by 3.0 per cent this year.

In 2007 and 2008 household disposable income is estimated to increase in real terms by 2.3 per cent and 2.0 per cent. Taxes and charges as well as rising interest rates are forecast to make a negative contribution, while higher dividends and increased general government transfer payments are expected to make a positive contribution.

Table 3.4 Household disposable income

	SEK billion	Percentage change(1)
	2005	2005	2006	2007	2008
Wage bill(2)	1 082	3.0	3.5	3.3	2.4
General government transfers	487	0.2	1.5	0.6	1.4
Old age pensions	232	-0.3	1.5	2.0	3.1
Other income	298	2.0	2.1	0.2	1.8
Taxes and charges	530	3.1	2.1	1.7	2.3
Real disposable income	1 324	1.8	3.0	2.3	2.0
Price index	—	1.0	1.4	1.6	1.9
Nominal disposable income	1 338	2.8	4.5	3.9	3.9

(1)                     Household real disposable income is calculated by deflating nominal income by the implicit price index for household consumption expenditure (IPI).

(2)                     The wage bill is defined as the number of hours worked multiplied by the hourly wages, deflated by the implicit price index for household consumption expenditures, according to note 1.

Sources: Statistics Sweden and Ministry of Finance.

Household transfer payments from the general government sector are forecast to rise in real terms by an average of just over 1 per cent per year during the period 2006–2008. The Income Index(5), which determines pensions, rose relatively weakly in 2005, which resulted in pension income falling somewhat in real terms. However, household real pension income is forecast to increase in 2006–2008 when the Income Index is estimated to rise somewhat more rapidly than prices.

Household income from sickness-related transfer payments will decline this year as a result of the forecast reduction in the number of sickness benefit days. However, sickness-related transfer payments are assumed to rise again in 2007 and 2008, which is due to the raised income ceiling in the sickness benefit insurance and a rising average benefit.

Open unemployment is forecast to decline in the coming years. Since the number of participants in labour market policy programmes will increase this year, the effect of lower unemployment is offset somewhat. In 2007 and 2008 both unemployment and the number of participants in programmes are expected to decline and household income from labour market benefits will therefore fall considerably.

A number of reforms that increase household income from family- and child-related transfer payments are being implemented this year. Among other things, child benefits were increased from 1 October 2005 and the parental insurance ceiling will be raised as from 1 July 2006. In addition, certain changes in income support, housing benefits and the study support system will have a positive impact on household income.

Diagram 3.12 Household disposable income and consumption expenditure

Note: Household sector excluding the Church of Sweden.

Sources: Statistics Sweden, NIER and Ministry of Finance.

Consumption also benefits from the ever-increasing household financial assets having taken place over the past three years (see Table 3.5). The rise on the Stockholm Stock Exchange continued in 2005, which resulted in a further increase in the value of household holdings of shares and mutual funds. The value of household bank and insurance assets also continued increasing last year. However, household debt also continued rising, which subdued the increase in household net financial wealth, i.e. financial assets less financial liabilities.

Apart from financial assets, households also hold assets in the form of single-family dwellings and tenant-owned apartments. At a rough estimate, the value of these housing assets rose by 12 per cent last year and amounts to approximately SEK 3,300 billion. The prices of single-family dwellings have risen continuously over the past ten years. The value of households’ tenant-owned apartments has also increased over the past ten years, with the exception of a couple of years after the millennium.

(5)                     The Income Index is based on the historical wage and price trends.

Table 3.5 Household financial wealth

Value at the end of the year, SEK billion, current prices

	2002	2003	2004	2005
Financial assets(1)	1 874	2 091	2 187	2 521
deposits in banks	505	531	548	598
shares and mutual funds	570	715	836	1 049
individual insurance	609	632	600	657
other(2)	190	212	202	217
Financial liabilities	1 324	1 451	1 590	1 767
Financial net wealth	550	640	597	754

Note: Excluding NPISH.

(1)                     Excluding collective insurance technical reserves and tenant ownership rights.

(2)                     Currency, National debt savings, National savings accounts, bonds, loans to the financial sector and other accounts receivable.

Source: Statistics Sweden (Savings Survey).

Comparing household debt with households’ total gross assets, debt is at a relatively low level (see Diagram 3.13). However, household debt has risen substantially as a proportion of disposable income over the past few years, despite strong income growth, and is currently close to the levels in the late 1980s and early 1990s.

Diagram 3.13 Household liabilities

Sources: Statistics Sweden, NIER and Ministry of Finance.

Households currently benefit from total interest expenditure being kept down by low interest rates. However, household sensitivity to large interest rate changes should have increased as a result of increased indebtedness and a larger proportion of households choosing variable loans. Interest rates are assumed to rise during the forecast period, but nevertheless remain at a historically low level.

Indicators suggest rising consumption

Apart from favourable conditions, the indicators also suggest strong consumption growth in the future.

The Statistics Sweden and Swedish Research Institute for Trade retail sales index shows relatively high volume growth over the past few months. Sales have risen particularly in the durable goods trade, but also in the non-durable goods trade, indicating strong consumption of goods in the first quarter of 2006.

According to the NIER’s latest Business Tendency Survey, firms in the durable goods and food retail trades report good sales growth. Expectations of the next few months are very positive and a significant increase in sales is forecast.

Although the NIER’s Consumer Survey shows that households’ expectations of their own finances and the Swedish economy have weakened somewhat over the past few months, their view of the labour market has become more positive.

Diagram 3.14 Household expectations about the economy 12 months ahead

Note: Net balances before 2002 have been level adjusted.

Sources: Statistics Sweden and Ministry of Finance.

High consumption growth expected

As mentioned above, the conditions are favourable for a high rate of household consumption growth during the forecast period, which is also suggested by the available indicators.

Developments in the labour market influence the rate of consumption growth. Apart from rising employment affecting household income, it is also of great importance for household confidence in the future and consequently households’ propensity to consume rather than save.

The situation in the labour market has recently improved. During the forecast period, rising employment is forecast, which is expected to lead to rising income and a further strengthening of household confidence. Consequently, households are forecast to have an even greater propensity to consume.

In summary, household consumption expenditure is estimated to rise by 3.4 per cent in 2006 and 3.2 per cent in 2007. Consumption growth is expected to be somewhat lower in 2007 than 2006 largely due to the fact that disposable income is not expected to rise as strongly, while households are likely to face rising interest rates.

In the slightly longer term, the conditions for high consumption growth are also expected to be favourable due to a continued high increase in income and a strong wealth position. In the medium-term estimates for 2008, household consumption expenditure is estimated to rise by 3.0 per cent.

Household saving declines

This year households’ own savings are estimated at SEK 52 billion, which is equivalent to 3.7 per cent of household disposable income. Net savings in supplementary pension schemes are estimated at SEK 55 billion, resulting in a total savings ratio of 7.4 per cent. In 2007 and 2008 the savings ratio is forecast to fall somewhat and own savings are estimated at 1.8 per cent, while the total savings ratio is estimated at 5.6 per cent. The savings ratio is forecast to fall as disposable income increases more slowly, while household consumption is expected to increase at an unchanged rate.

Diagram 3.15 Household own savings

Note: Own savings is household net savings excluding savings in supplementary pension schemes.

Sources: Statistics Sweden and Ministry of Finance.

3.5                  General government consumption

During the period 1998–2002, local government consumption rose by an average of approximately 2 per cent per year. However, large deficits forced municipalities and county councils into a more restrained development of expenditure in 2003–2004. Last year the local government sector’s financial results improved to SEK 13 billion, while consumption rose by 1.6 per cent.

During the fourth quarter of 2005, local government consumption rose sharply. Sound local government finances, combined with central government’s bonus jobs initiative, are expected to contribute to a continued strong trend in 2006. Consumption is estimated to rise year on year by 1.8 per cent in 2006 and 1.5 per cent in 2007. In 2008 the gradual reduction in bonus jobs is expected to make a negative contribution to consumption growth and local government consumption is estimated to rise by 1.2 per cent.

Central government consumption, including the social insurance sector, declined by 0.3 per cent last year, but accelerated in the fourth quarter of 2005. This trend is expected to strengthen this year, stimulated by the contribution from labour market policy programmes. In 2006 consumption is estimated to rise by 1.9 per cent. The effect of labour market policy programmes on consumption growth is expected to disappear in 2007 and central government consumption is estimated to decline by 0.3 per cent. In 2008 the gradual reduction of these programmes is expected to contribute to an estimated decline of 2 per cent in central government consumption.

Overall, the volume of general government consumption is forecast to rise by 1.8 per cent this year, 1.0 per cent next year and 0.3 per cent in 2008.

3.6                  Imports

High demand for imported goods last year

Imports of goods continued rising substantially in 2005, mainly as a result of strong domestic demand. A strong increase in imports of textile goods, clothing and shoes was noted. Imports of machinery also rose appreciably in connection with the expansion of production capacity in industry, since machinery investment takes the form of imports to a relatively large extent. However, imports of metals and crude oil fell last year, which was a consequence of substantial price rises for these products over the previous two years. Overall, imports of raw materials rose by only 0.5 per cent.

Import prices expected to fall again as krona appreciates

According to the National Accounts, the falling import price trend for processed goods during the period 2002–2004 was broken last year when the Swedish krona weakened. However, the increase in import prices was nevertheless lower than the price rise for domestically produced goods, which means that it was more advantageous to import goods. The price rise was broad during the year and affected a number of import goods. Commodity prices rose substantially in both 2004 and 2005 as a result of the rising oil price, high global demand for some raw materials and supply problems at certain raw material producers.

In the light of the anticipated krona appreciation and the expected fall in the world market price of oil, the import prices of both processed goods and raw materials are forecast to fall again this year and next year. This price fall is expected to take place despite the fact that world market prices, measured in national currency, are forecast to rise by an average of just over 1 per cent per year. As a result of last year’s price rise, the prices of both processed goods and raw materials measured as an annual average will, however, rise this year.

Table 3.6 Imports goods and services as well as change in import prices

	SEK billion	Percentage change in volume
	2005	2005	2006	2007	2008
Imports of goods	828	8.1	9.1	7.0	—
Processed goods(1)	624	10.3	10.3	7.9	—
Imports of services	265	5.3	7.0	6.8	—
Total imports	1 094	7.4	8.6	6.9	6.3
Import prices	—	4.7	1.6	-2.4	-0.2

(1)                     Classification according to SNI.

Sources: Statistics Sweden and Ministry of Finance.

Continued strong import growth this year and next year

Industrial activity is in an expansionary phase, contributing to strong import growth. Machinery investment is expected to be high this year and next year. The growth rate for exports of processed goods slowed last year, but is forecast to rise again this year, increasing the need of industrial firms to import input goods. In 2007 industry is also assumed to need to increase its stocks of input goods in order to be able to increase industrial output at the rate required to meet demand. Industry’s reduction of stocks of finished goods is also then expected to cease.

Household consumption is forecast to continue rising at a rapid rate over the next few years. Since the prices of imported goods have developed weakly relative to domestically produced goods, consumption will probably concentrate on imported products to a greater extent than previously. The price of crude oil and other raw materials is forecast to fall in the future, which is expected to lead to imports of raw materials rising more in the coming years than in 2005.

Overall, imports of goods are estimated to rise by 9.1 per cent this year and 7.0 per cent next year.

Increased imports of services

Imports of services rose by 5.3 per cent in 2005, which was considerably more than in 2004 (see Table 3.6). As is the case for exports of services, other services are the most important item in imports of services and account for around half of imports of services. The strong growth forecast for imports of goods is also expected to contribute to higher demand for imports of these services. As a result of increased imports of goods, imports of transport services are also expected to increase in the future.

Swedes’ expenditure abroad accounts for almost one-third of imports of services. This item rose more slowly in 2005 than in 2004. Strong domestic consumption growth and a krona appreciation are, however, expected to result in travel and therefore expenditure abroad increasing at a higher rate in the future.

Overall, increased imports of goods and strong domestic consumption growth are expected to lead to a strong increase in imports of services, which are estimated to rise by 7.0 per cent in 2006 and 6.8 per cent in 2007.

3.7                  Output

2005 was a transitional year for industry

During winter 2004/2005, demand for Swedish export goods slowed, which led to a very weak development of industrial output in the first quarter of 2005.(6) Output of investment goods, which include telecommunication equipment and motor vehicles, then recovered somewhat, while the output of input goods and consumption goods grew more moderately. Despite the fact that exports of goods recovered and the majority of indicators strengthened during the latter part of 2005, total industrial output grew relatively slowly. In order to meet the recovery in export demand, it seems that to some extent industry instead chose to run down stocks (see section 3.3). The large withdrawals from stocks of products in progress and finished goods in the last two quarters of 2005 contributed to the lowest stockbuilding in industry for more than 10 years. Another contributory factor for the slow growth in industrial output relative to exports of goods may also have been the relatively weak demand from the domestic market. According to statistics from Statistics Sweden, the inflow of orders from the domestic market rose by only 0.1 per cent in 2005.

Diagram 3.16 Industrial output and export of goods

Sources: Statistics Sweden and Ministry of Finance.

Industrial output to accelerate again this year

GDP growth is forecast to be high during the forecast period and the increasing foreign demand is expected to lead to industrial activity strengthening in the future. The competitive situation is favourable (see section 3.1) and the increasingly strong demand for Swedish goods means that Swedish exports of goods and consequently industrial output are forecast to grow at a sound rate (see Diagram 3.16).

The NIER’s Business Tendency Survey also supports this assessment. The inflow of orders to the manufacturing industry has risen over the past few quarters. The manufacturing industry’s confidence indicator, which includes an assessment of anticipated output volume, has gradually recovered since mid-2005. This indicator is now up at the same levels as in mid-2004 when industrial output grew substantially (see Diagram 3.17).

Diagram 3.17 Manufacturing

Note: The indicator is based on expected production volume and present assessments about the situation of order books and stocks of finished goods.

Source: NIER.

According to the Business Tendency Survey, expectations of output growth seem to be most optimistic in the input goods and investment goods industries. These two sectors account for approximately 75 per cent of the total value of industrial output.

In summary, the growth outlook for industrial output is favourable. Industrial output is estimated to rise by 5.5 per cent this year and 5.0 per cent in 2007 (see Table 3.7).

(6)                     Output refers to value added, i.e. gross output minus input goods.

Table 3.7 Business sector output

	SEK billion	Percentage change in volume
	2005	2005	2006	2007	2008
Producers of goods	685	2.6	4.5	4.1	—
of which: Industry	485	2.6	5.5	5.0	—
Construction	109	7.3	4.1	3.1	—
Producers of services	1 124	3.7	4.0	3.1	—
Total business sector	1 809	3.3	4.2	3.5	3.3

Sources: Statistics Sweden and Ministry of Finance.

Housing demand driving construction output

Construction output grew by a full 7.3 per cent last year and stronger growth has not been seen since the late 1980s. The substantial increase in housing construction was mainly responsible for the increased output of construction firms.

As described in section 3.2, construction activity is likely to remain strong in the future. The NIER’s Business Tendency Survey suggests a high inflow of orders, increased construction and considerable optimism for the next twelve months. More than 30,000 new housing starts are forecast both this year and next year, contributing to total building and construction investment continuing to increase at a sound rate. In summary, the favourable demand trend is forecast to lead to construction output growing by 4.1 per cent this year and 3.1 per cent in 2007.

Favourable output growth in the service sector

Total output of services in the business sector rose by 3.7 per cent last year. Output in the two most important sectors, the wholesale and retail trade and corporate services, showed the fastest growth. Following a slowdown in the first quarter of 2005, output in the wholesale and retail trade recovered and then grew at a relatively high and steady rate during the rest of the year, supported by increasing household consumption. Output of corporate services benefited from strong exports of services and favourable domestic demand.

In 2006 both domestic and foreign demand are forecast to continue strengthening, leading to output growth in the service sector broadening. The higher growth in household consumption (see section 3.4) is expected to contribute to a continued substantial increase in  output in the wholesale and retail trade. Household consumption is also forecast to stimulate output in other service sectors, such as hotels and restaurants. Output of corporate services is expected to benefit from favourable domestic and foreign demand. Rising foreign demand leads to increased exports of services and boosts the output of goods in industry, stimulating corporate services.

The NIER’s Business Tendency Survey also suggests strong development in the service sector in the immediate future. In the wholesale and retail trade, both the actual and the anticipated sales volume have increased steadily over the past few quarters and the confidence indicator has reached its highest level for five years (see Diagram 3.18). Optimism is also high in many other areas of the service sector. Demand for services in, for example, other business services, transport, computing, and hotels and restaurants has increased over the past few quarters and many firms are confident about development in the immediate future.

The situation is thus strong in the service sector and the favourable development of demand indicates that output growth will increase more this year than in 2005. Next year demand is expected to slow somewhat, leading to subdued output growth. Overall, output in the service sector is forecast to rise by 4.0 per cent this year and 3.1 per cent in 2007.

Diagram 3.18 Wholesale and retail trade

Note: The indicator is based on actual and expected sales volume and on present assessments about the stock situation.

Source: NIER.

In summary, the strong demand trend is expected to lead to business sector output growing at a sound rate, with broad support from producers of both goods and services during the forecast period. Total business sector output is estimated to rise by 4.2 per cent this year and

3.5 per cent in 2007. In the estimate year 2008, business sector output is estimated to grow by 3.3 per cent.

General government output

Output of welfare services such as health care, education and social services is largely under the auspices of local government, but since the early 1990s municipalities and county councils have increasingly contracted out activities, hired agency staff and privatised or corporatised day nurseries, hospitals etc. This change enables consumption to grow more rapidly than output. Last year output in the local government sector rose by 0.4 per cent, while consumption rose by 1.6 per cent. Local government consumption was driven instead by intermediate consumption as well as social benefits in kind (pharmaceutical products, dental care, private day nurseries etc.). Strong finances in the local government sector, combined with central government’s bonus jobs initiative, are expected to lead to a higher proportion of output taking place in the local government sector in the next few years. Output is forecast to rise by 1.6 per cent this year, 1.4 per cent next year and 1.0 per cent in 2008, while consumption is estimated to rise by an average of 1.5 per cent per year during the same period.

Central government output declined by 0.6 per cent last year. Due to a strong intermediate consumption, total consumption did not decline to the same extent. In 2006 and 2007 output is expected to be boosted by central government’s initiative to expand labour market policy programmes and is estimated to rise by 1.2 per cent and 0.8 per cent respectively. The gradual reduction in bonus jobs in 2008 is expected to lead to output declining by just over 1 per cent.

Overall, output in the general government sector is forecast to rise by an average of approximately 1.0 per cent per year in 2006–2008.

3.8                  Current account balance and gross lending

Reduced current account surplus in 2005

The current account surplus was 6.1 per cent of GDP in 2005, a reduction of 0.8 percentage points compared with 2004 (see Table 3.8). This reduction was mainly due to a reduced balance of trade surplus. Net investment income also contributed to the reduction in the current account surplus. However, the reduction was partly offset by a substantial increase in the net services balance.

Table 3.8 Current account balance

SEK, billion, current prices, unless otherwise stated

	2005	2006	2007	2008
Trade balance	142	140	157	169
percent of GDP	5.3	5.0	5.3	5.4
Service balance	61	75	86	92
Factor income	-5	3	5	7
Current transfers	-35	-36	-36	-39
Current account	163	183	211	228
percent of GDP	6.1	6.5	7.1	7.3
Capital transfers	2	-4	-4	-5
Net lending	165	179	206	222
percent of GDP	6.2	6.3	6.9	7.1

Note: The current account and capital transfers are reported in accordance with Riksbank definitions. The distribution of the different components differs from the distribution in the national accounts.

Sources: Statistics Sweden, Riksbank and Ministry of Finance.

The decline in the trade surplus is to some extent expected to continue this year as well. However, the balance of trade is expected to contribute to an increasing surplus during the period 2007–2008. The rising net services balance and increased net investment income are also expected to make a positive contribution to the current account surplus.

The forecast future strengthening of the trade surplus is to some extent due to the volume of exports being expected to rise more than the volume of imports, despite the higher rate of increase in per cent for imports. This is explained by the fact that the initial volume of exports is much higher. The forecast strengthening of the foreign trade surplus is also due to export prices being expected to rise more rapidly than import prices, which has an impact on the terms of trade. The latter are expected to improve by 1.4 per cent in 2007 and 0.2 per cent in 2008. This year the terms of trade are forecast to remain unchanged.

The current account surplus is forecast to increase to 6.5 per cent of GDP in 2006, 7.1 per cent in 2007 and 7.3 per cent in 2008.

Gross lending

Total gross lending amounted to 23.1 per cent of GDP in 2005 (see Table 3.9). Net lending accounted for around one-quarter of gross lending, while real lending accounted for around three-quarters. Net lending is equivalent in principle to the current account surplus. In principle, the whole of real lending is used for fixed capital formation, which amounted to 17 per cent of GDP in 2005.

Households account for the greater part of net lending. Last year household net lending was 3.1 per cent of GDP. Household net lending is forecast to decline, mainly due to the fact that household consumption is expected to rise more than disposable income. Net savings including savings in supplementary pension schemes are forecast to decline, while household investment is expected to increase, further reducing net lending. Household net lending is estimated at 2.9 per cent of GDP this year, falling to 2.0 per cent in 2008.

Strong public finances are expected to lead to net lending exceeding 2 per cent throughout the forecast period.

Net lending and real lending are both forecast to increase in the future. Overall, gross lending is therefore forecast to increase gradually to 24.5 per cent of GDP in 2008.

Table 3.9 Components of saving

	SEK, billion	Percentage of GDP, current prices
	2005	2005	2006	2007	2008
Real balance	453.6	17.0	17.2	17.3	17.4
Fixed capital formation	453.7	17.0	17.2	17.2	17.3
Stockbuilding	-0.1	0.0	-0.1	0.0	0.0
Net lending(1)	164.9	6.2	6.3	6.9	7.1
General government	71.1	2.7	2.0	2.2	2.8
Own savings	83.7	3.1	2.9	2.5	2.0
Business sector	8.1	0.3	1.4	2.2	2.3
Gross balance	618.5	23.1	23.5	24.2	24.5

(1)                     According to Riksbank definition

Sources: Statistics Sweden, Riksbanken and Ministry of Finance.

3.9      GNI

Gross National Income (GNI) is obtained by adding the income of Swedes abroad to GDP (measured in current prices) and subtracting the income of non-residents in Sweden. GNI is used, for example, as the basis for calculating aid to developing countries and Sweden’s contribution to the EU.

In the future Sweden’s GNI is expected to be higher than GDP, when Sweden’s net financial position relative to the rest of the world improves as a result of the large current account surpluses (see Table 3.10).

Table 3.10 Gross national income

SEK billion, current prices

	2005	2006	2007	2008
GDP	2 673	2 820	2 977	3 128
Primary income(1)	-7	3	6	8
GNI	2 666	2 824	2 984	3 136

(1)                     Investment income, wages, subsidies and taxes, net to the rest of the world.

Sources: Statistics Sweden and Ministry of Finance.

4         Labour market, resource utilisation and inflation

The economic recovery that began in the second half of 2003 meant that the number of hours worked started to increase in 2005 (see Diagram 4.1). During the course of 2005 employment also started to grow. As a result of the growing supply of labour, open unemployment however remained at a high level during 2005. The high level of unemployment has led the government to increase the volumes of the labour market policy programmes, which are estimated to amount to 161,500 persons this year.

Diagram 4.1 Hours worked and GDP

Sources: Statistics Sweden and National Institute of Economic Research.

Recent years have seen strong productivity growth in the Swedish economy. This has meant that production has been able to grow quickly without any significant increase in the number of hours worked. However, 2005 saw a slowing in productivity growth and the number of hours worked increased. Productivity growth in the near future is expected to be lower than the average for 2002–2004.

Continued strong GDP growth coupled with a more subdued growth in productivity means that the number of hours worked is expected to increase at an appreciable rate during the forecast period. The number of hours worked is expected to increase by 1.1 per cent this year and by 0.8 per cent in 2007.

Employment rose by 0.8 per cent between 2004 and 2005 and is expected to grow rapidly during the forecast period. Most labour market indicators have shown an improvement during the past year and are now positive. Employment is expected to grow by 1.8 per cent this year and by 1.0 per cent in 2007. The regular employment ratio, which excludes labour market policy programmes, is rising steadily and is expected to amount to 78.6 per cent for persons in the 20–64 age group in 2008.

The strong growth in employment has however had only a limited impact on unemployment so far due to the growing supply of labour. The labour force is expected to grow by 0.7 per cent in 2006 and by 0.5 per cent in 2007, i.e. at a significantly slower rate than employment. Open unemployment is expected to drop to 4.9 per cent this year and to 4.5 per cent next year. Total unemployment, which also includes persons in the labour market policy programmes, will reduce to 8.5 per cent this year and to 8.0 per cent in 2007.

Resource utilisation is low

Relatively high unemployment, an adequate supply of labour, moderate wage increases and a low level of inflation point to there being a sufficient supply of available resources in the economy. This can also be expressed by saying that the GDP gap is negative.

The GDP gap is defined as the difference between the actual measured GDP level and the potential GDP level, i.e. the GDP level which can be achieved without wages and prices rising too fast. A negative gap, i.e. when the actual GDP level is lower than the potential, means that there are resources available in the economy and that inflationary pressures are low. Actual GDP can then rise faster than potential GDP without causing inflationary wage increases.

Production in the economy is determined by the number of employed, the average hours worked by those in employment and their productivity. The GDP gap can therefore be sub-divided into an employment gap, an average hours worked gap and a productivity gap, all expressed as a percentage of the respective potential level.

The GDP gap is estimated to have widened somewhat from 2004 to 2005 to -1.5 per cent. This is despite favourable GDP growth and employment levels, measured by the number of persons, showing an upturn. This results from the actual productivity in 2005 growing less than the potential. Actual employment rose in 2005 at roughly the same rate as the potential and the employment gap is estimated at -1.8 per cent. It is consequently considered that there were more available resources in the labour market than the GDP gap indicates.

Average hours worked are estimated to be at a lower level than the potential. Last year saw a return to a more sustainable level when the actual average hours worked rose more strongly than the potential. Accordingly, the number of hours worked rose more than the long-term rate of growth.

Both GDP and employment levels are estimated to increase strongly this year. The GDP gap will accordingly narrow to -0.6 per cent and the employment gap to -0.7 per cent. 2007 will see a continued narrowing of the gaps.

Table 4.1 Resource situation

Per cent of potential level

	2005	2006	2007	2008
GDP gap	-1.5	-0.6	-0.3	0.0
Productivity gap	0.5	0.3	0.0	0.0
Average hours worked gap	-0.4	-0.3	0.0	0.0
Employment gap	-1.8	-0.7	-0.3	0.0

Note: The parts may not add to the GDP gap, see note in Tables Appendix.

Source: Ministry of Finance.

Economy on the way to full resource utilisation in 2008

It is difficult to forecast the economic development more than two years ahead. Estimates for 2008 should therefore be seen, not as an economic forecast, but rather as being based on an assessment of the resource situation in 2007 and of the potential rate of economic growth together with an assumption that the economy is on its way towards full resource utilisation.

Potential GDP is estimated to grow in 2008 by 2.5 per cent, with an increase in employment calculated to contribute only 0.2 per cent. As it is considered that there will still be resources available in the economy in 2007, employment levels and GDP in 2008 can grow by 0.5 and 2.8 per cent respectively, without prices and wage costs being pushed up due to shortages. The GDP and employment gaps will accordingly close in 2008. Unemployment will not however fall to the same extent as employment rises between 2007 and 2008 due to a fall in the number of participants in labour market policy programmes.

Wage and price increases continue to be moderate

As a result of the low resource utilisation, it has been relatively easy during recent years for employers to recruit suitable labour. This means that the nominal rate of wage increases has gradually declined in recent years. The rate of wage increases is expected to increase somewhat in the near future as resource utilisation rises. Agreements covering the main part of the labour market expire during 2007 in a labour market situation that is significantly brighter than at the time of the last wage negotiations. This is expected to contribute to higher wage increases in 2007. Overall wages are expected to rise by 3.4 per cent in 2006 and 3.9 per cent in 2007.

Inflation is at a low level. Measured as an annual average, inflation amounted to 0.5 per cent in 2005 according to the Consumer Price Index (CPI) while underlying inflation (UND1X) was 0.8 per cent. So far in 2006 inflation has continued to be restrained. Falling oil prices and a stronger Swedish krona are expected to contribute to weak growth in imported inflation during the forecast period.

The low resource utilisation and a restrained rate of wage increases mean that there will be only a slow increase in domestic inflationary pressures in the near future. This combined with low inflation on imported goods suggests that underlying inflation will be only 1.3 per cent this year and 1.7 per cent in 2007. CPI inflation, which will be affected in the near future by mortgage rate rises, is forecast to amount to 1.4 per cent this year and 2.2 per cent in 2007. The rapid improvement in the labour market will have a greater impact on wages and prices in 2008, and underlying inflation will rise, but it is not expected to reach the Riksbank’s inflation target during 2008.

Risk picture

Resource utilisation is considered to be low in current circumstances while the supply of labour is expected to grow at a favourable rate in the years ahead. This means that the Swedish economy can grow rapidly without any significant bottlenecks and inflation problems arising. However if growth is higher than forecast here, or if the supply of labour shows weaker growth, then there is a risk that bottlenecks will arise which will cause higher inflation.

The large increase in the number of places in the labour market policy programmes during 2006 also represents a risk factor in the forecast. If the approved programme volumes are not achieved, then there is a risk that unemployment reaches a higher level than forecast.

4.1                  Labour market

Strong growth since the second half of 2005

After four years of weak growth, employment took an upward turn in the second half of 2005. According to Statistics Sweden’s Labour Force Survey (LFS), employment rose by 0.8 per cent in 2005. The harmonisation of statistics(7) that was carried out last year is considered to have inflated the figures. According to the National Accounts, employment rose by only 0.3 per cent last year.

As the supply of labour also grew at a favourable rate, open unemployment showed no change from the previous year. The harmonisation of statistics does not make it possible to state in the present situation which groups succeeded in obtaining employment, but they are probably mainly persons previously counted as being in education outside the labour force.(8)

The positive trend in the labour market continued in early 2006. Employment and the supply of labour have risen and open unemployment has fallen.

Trends vary among the different parts of the business sector. Employment has steadily risen in the private service and construction sectors for one and two years respectively, while falling in manufacturing industry. The local government sector has shown only a slight increase in employment levels while they have fallen in the central government sector. In the private service sector, corporate services showed the largest increase last year, both in percentage growth and in its contribution to the sector’s rise in employment levels. Corporate services also represented the segment contributing most to the total rise in employment in 2005.

Indicators have strengthened over past year

Labour market indicators improved during 2005 and the beginning of 2006.

The number of newly reported vacancies of more than ten days’ duration communicated to the country’s job centres has steadily risen since the middle of 2005. The large increase during the second half of 2005 should however be interpreted with caution since it appears that some of the vacancies have been counted more than once by the National Labour Market Board (NLMB).

The increase in job vacancies during the course of 2005 is however supported by other statistical sources. According to figures published by Statistics Sweden, the number of job vacancies rose by 25 per cent in the fourth quarter of 2005 compared with the previous year (see Diagram 4.2), and according to the Confederation of Professional Employees, the number of vacancies advertised in the largest circulation newspapers rose by 50 per cent in December 2005 compared with December 2004.

Diagram 4.2 Job vacancies

Source: Statistics Sweden.

The indicators nevertheless suggest the differences seen among sectors last year persisting for some time in the near future. According to the latest Business Tendency Survey from the National Institute of Economic Research (NIER), firms continue to have optimistic recruiting plans in the construction sector and large areas of the private service sector, while the

(7)       The two most important changes in definitions concern employment and unemployment. Unlike previously, now people registered in Sweden but working abroad are counted as employed and in the labour force. Unemployed refers to all persons without work who could have worked and have actively looked for work during the reference week. Previously there was also an explicit requirement that the person wanted to work.

(8)       An indication of this is that the number registered at job centres that have moved from unemployment to being in employment has changed very little in the past year.

reverse remains true as far as manufacturing industry is concerned.

The number of hours worked rose during the course of 2005 according to the National Accounts and continued to do so during the beginning of 2006. Historically, an increase in the number of hours worked is usually followed by a rise in employment levels with a time lag of one to two quarters.

Sharp rise in number of programme participants this year

The number of participants in the labour market policy programmes averaged 123,000 during 2005. The number of places this year is expected to be 161,500. During the beginning of the year the programme volumes have not grown to the extent that was hoped for, e.g. the bonus jobs have not grown at the rate the National Labour Market Board planned. As the government has recommended a re-allocation from employment programmes to education and training programmes in this government bill, there is more opportunity to achieve the planned volumes. This is due to the fact that it is generally easier to increase education and training programmes compared with employment programmes. The increase in programme volumes as of this reallocation is more or less equally divided between employment and education and training programmes for the current year.

The government recommends in this bill an increase of a further 11,000 places in 2007 and in 2008 compared with the plans in the budget bill for 2006. This means it is likely that there will only be a marginal reduction in the total volume of programmes next year. The emphasis will however be more weighted towards employment programmes than during the current year. 2008 will see a further reduction in the volume of programmes (see Diagram 4.3).

The labour market forecast is based on the planned volume of labour market policy programmes being achieved. It also assumes that the labour market policy programmes will displace regular employment to a lesser extent than previous initiatives. A large proportion of the initiatives are in the public sector where the risk of displacement taking place is generally considered to be less than in the private sector. The initiatives to be carried out are largely directed towards weaker groups which also reduces the risk of displacement occurring.

Diagram 4.3 Participants in labour market policy programmes

Sources: National Labour Market Board and Ministry of Finance.

Employment to continue rising

During the second half of 2005, employment levels, the number of hours worked and short-term indicators all showed a positive trend. Growth in the economy is expected to be strong during 2006 and 2007. The number of firms experiencing a shortage of manpower and recruiting problems is currently relatively small. It is considered that there is a sound basis for employment levels continuing to rise.

The number of hours worked is expected to continue to rise at a good rate. Employment measured in terms of employee numbers is expected to increase somewhat more than employment measured in working hours, since average hours worked is expected to drop somewhat in the near future.

A contributory factor to the strong trend in employment during the forecast period is growth in labour market policy programme volumes. This increase in programme volume will not however contribute to growth in regular employment. This is because persons employed in labour market policy programmes(9) are reported as employed, but not as in regular employment. The fact that the labour market policy programmes lead to some measure of displacement of regular employment means that

(9)       Persons on sabbatical leave, those with so called bonus jobs, those receiving employment support or business start-up grants, and persons with educational leave replacement positions are all counted as employed.

regular employment levels show weaker growth than they would have done without the increased programme volumes.

Employment is expected to rise by 1.8 per cent this year and by 1.0 per cent next year. This corresponds to an increase of just over 115,000 persons. Of these, 85,000 are considered to be in regular employment (see Diagram 4.4). In 2008 employment is forecast to rise by 0.5 per cent. The regular employment ratio for persons aged 20—64 is expected to amount to 78.6 per cent.

Diagram 4.4 Employed

Sources: Statistics Sweden, National Labour Market Board and Ministry of Finance.

About 65 per cent of the increase in employment in 2006–2007 is expected to be in the business sector. The service and construction sectors are forecast to contribute to increased employment while numbers employed in manufacturing industry continue to fall.

In the service sector all major sub-sectors(10) showed increased employment levels during 2005 for the first time since 2000. At the same time expectations regarding employment numbers have been reinforced. Some individual sectors however show negative net totals. There are currently no general problems in recruiting suitable personnel in the service sector. However an increased number of firms in other business services say they are experiencing a shortage of manpower. The service sector is expected to represent about 75 per cent of the total increase in employment in 2006 and 2007.

The building boom continues with favourable order levels. Firms are very optimistic about the future and expect both construction and employment levels to rise in the near future. The shortage of building workers does however constitute a problem. Worst affected are firms principally concerned with residential construction. Lack of manpower is considered to be something of a constraint on growth in employment.

A downward trend in employment levels in manufacturing industry has been seen over a number of decades now. Employment only grows in those years when industrial activity is very high. It is estimated that production will increase this year but without sufficient growth to allow a rise in employment.

The local government sector’s strong financial position and the bonus job initiative are expected to lead to an increase in employment of just over 35,000 persons during 2006 and 2007. Even the general government sector is affected by the bonus job initiative and employment levels are estimated to increase by about 4,000 persons. The public sector will consequently represent about 35 per cent of the total increase in employment during 2006 and 2007.

Some reduction in average hours worked

Average hours worked per employee dropped during the period 2000-2003. The reduction is due partly to increased sickness absence but also a fall in average hours worked per person in work as a result of the weaker economy. During the last two years quarter-to-quarter variation in average hours worked has been small. There was a fall in average hours worked during the second half of 2005.

Diagram 4.5 Employed and on sick leave

Note: People on sick leave refers to those who have been on sick leave the whole reference week.

Source: Statistics Sweden.

(10)               Corporate services, household services, wholesale and retail trades, repairs and maintenance, and other services.

Absence from employment is forecast to increase somewhat following the usual trend that this varies with the state of the economy (see Diagram 4.5). This applies both to sickness absence(11) and absence for other reasons. Demographic changes are also such that they have an adverse effect on average hours worked. The proportion of the working population in age groups with lower average hours worked is increasing more than groups with higher average hours worked. After taking account of differences in the number of working days, it is estimated that average hours worked will fall marginally in the next few years.

Faster increase in productivity

Growth in productivity declined in 2005. This was due to the temporary weakening in industrial activity together with a reduced contribution from merchanting. Productivity growth in the service sector, which has been high for a number of years now, also declined. In step with economic growth accelerating during 2006, productivity growth is forecast to increase somewhat. However, productivity in the service sector is expected to show lower growth, reflecting the trend in this sector. The increase in productivity will decline in 2007 when economic growth slackens to some extent and the economy moves towards greater resource utilisation.

Continued growth in the supply of labour

After a number of years of weak growth, the supply of labour showed an upturn last year. During the autumn and winter, the labour supply rose in line with employment levels.

The state of the economy is relevant to the supply of labour. Increased demand for manpower pulls more people into the labour market, particularly the younger groups. Younger people to a large extent become part of the labour force first when they get a job. This means that participation in the workforce varies a lot with the economic cycle as far as younger groups are concerned. When the labour market is weak, young people tend to be drawn into education more than other groups. Moreover the opportunities for younger groups to get summer and extra jobs increase when the economy is buoyant. The increase in employment among young people does not necessarily mean that they spend less time in education.(12) Even older persons’ participation in the labour market is affected more than average by the state of the economy. Older people choose to remain in employment longer when the labour market situation is favourable. If the labour market deteriorates people in older age groups may in some cases take early retirement.

The supply of labour is also affected by demographic trends. A larger population means that there are more people available for work. The composition of the increase in population also has significance (see Diagram 4.6). From a workforce perspective the demographic trend in the next few years is relatively unfavourable. Age groups with a low participation in the labour market are increasing significantly. This applies particularly to the 16–19 and 60–64 year age groups, but also the 20–24 age group which has a relatively low participation in the labour market and is expected to substantially increase in number. Age groups 45–54 and 55–59 which represent a large part of the workforce are reducing in number or subject to little change.

For a number of years now there has been an upward trend in terms of the participation in the working population of the 60–64 year age group. A similar trend, although not yet so pronounced, can be seen in the 55–59 age group. This trend can be largely explained by the fact that today older people choose to stay in employment to a greater extent than previous generations. Those people who are now in the two older groups were mostly born in the 1940s. This generation enjoys better health at a given age compared with previous generations and has a firm foothold in the labour market. These

(11)     In LFS sickness absence is defined either as “sickness absence due to sickness for the whole measured week” or “sickness absence due to sickness for part of the measured week”. LFS’s statistics are not directly comparable with the Social Insurance Administration’s (SIA’s) statistics for the number of persons on sickness absence. This is partly due to SIA’s statistics including only persons absent due to sickness for more than 14 days and that unemployed persons on the sick list and students absent due to sickness are included in SIA’s figures but not LFS’s.

(12)     If a person works one hour or more in the measured week, the person is counted in LFS as employed (irrespective of if the person is in full-time education or not).

people were not so badly affected as older generations during the crisis of the 1990s. The pension reform may also have had an effect on older people remaining in employment. There is evidence that the trend for there to be an increased number of older people in employment will continue in the years ahead. During the current year, participation in the workforce will rise to some extent in most age groups but particularly in younger and older age groups.

Diagram 4.6 Participation in the labour force of difference age groups

Note: No linked values for 2005 are available due to the harmonisation of statistics.

Source: Statistics Sweden.

According to the LFS, the full-time student group seeking employment has also increased in number during recent months. This group is not treated as part of the labour force.(13) This means that there is a large manpower potential outside the labour force which can postpone possible bottlenecks to a later point in time and facilitate an increase in employment.

It is estimated that the supply of labour will rise 0.7 per cent this year and 0.5 per cent next year. An increase of 0.4 per cent is expected in 2008.

Unemployment falling

Employment levels rose during the autumn and winter. Open unemployment did not fall comparably as there was also an increase in the supply of labour. During the last half year, open unemployment has fallen marginally after adjustment for seasonal variations.

A strong demand for manpower and sharply rising programme volumes are estimated to lead to a fall in open unemployment during the year. Measured as an annual average, open unemployment is estimated at 4.9 per cent for this year. Job creation programmes are assumed to expand further next year while demand for regular labour will continue to be high. This will result in a fall in open unemployment to 4.5 per cent (see Diagram 4.7).

Diagram 4.7 Unemployment

Sources: Statistics Sweden and Ministry of Finance.

Total unemployment, i.e. the number in open unemployment and participants in labour market policy programmes as a proportion of the labour force, is expected to fall slightly this year and thereafter decline faster in 2007 and 2008. Total unemployment is estimated to be 7.3 per cent expressed as an annual average for 2008.

4.2      Wages

The rate of wage increases continued to be subdued in 2005. According to preliminary statistics from the National Mediation Office, the average wage increase was just under 3.1 per cent in 2005. During the course of this year this figure will be revised following retrospective wage increases.(14) The definitive figure is expected to be 3.2 per cent.

The largest wage rises were in the construction industry where the building boom resulted in the rate of increase rising to 3.4 per cent, just

(13)     This group is however counted internationally as participating in the labour force.

(14)     The main part of the retrospective wage increases are expected to be in the local and central government sectors. The definitive wage settlement is however not expected to change the overall picture of growth in wages in these sectors.

under one percentage point higher than in 2004. This can be compared with manufacturing industry, where wages increased by 3.1 per cent for the second year in a row. In the private service sector the rate of wages increases rose in comparison with the previous year with an increase of 3.3 per cent. In the local government sector the rate of wage increases was significantly down compared with the previous year while there was a slight increase in the central government sector.

Moderate rate of wage increases in 2006

Several factors suggest a continued moderate rate of wage increases in 2006. First of all, the negotiated wage increases continue to be low. The transition to more decentralised wage formation in the 1990s means however that it is increasingly difficult to accurately classify wage increases by type of agreement and by wage drift. This is because public statistics concerning such agreements cover only national, but not local, agreements. The lower wage increases granted nationally are nevertheless expected to slow the rate of increase.

Secondly, the low level of resource utilisation means that the rate of wage increases will slow. Finally, the low rate of inflation means that real wages will rise relatively steadily despite a moderate rate of increase in nominal wages.

Increasing rate of wage increases in 2007

Wage increases are expected to be higher in 2007. This is principally due to the expectation that the demand for labour will have risen over time resulting in higher resource utilisation. Unless any agreements are terminated early, agreements covering 80 per cent of all employees will expire during 2007.(15)

For the economy as a whole, wages are estimated to increase by 3.4 per cent this year and 3.9 per cent next year.

Wages in the business sector rising faster than in the public sector

The rate of wage increases is expected to pick up in all sectors as the demand for labour grows. In contrast to the trend in recent years, wages are expected to rise faster in the business sector than in the public sector during 2006—2007 (see Table 4.2).

Table 4.2 Nominal wages

Annual percentage change

	2005	2006	2007	2008
Private service sector	3.3	3.6	4.1	—
Industry	3.1	3.2	3.7	—
Construction	3.4	4.0	4.4	—
Private sector	3.2	3.5	4.0	—
Local government	3.1	3.1	3.7	—
Central government	3.2	3.3	3.5	—
Total	3.2	3.4	3.9	4.0

Note: The figures for 2005 are projected. The wage growth refers to hourly wages as per the short-term statistics on wages and salaries. According to the National Accounts, whose definition is different, wages and salaries are estimated to rise by 4.3 per cent in 2008.

Sources: National Mediation Office and Ministry of Finance.

Wages are expected to rise fastest in the construction sector. The strong demand for building workers during 2005 has already had an impact resulting in higher wage growth. The time lag between changes in the economy and the trend in wages is shorter in the construction industry compared with other sectors. In the current situation where a high proportion of firms state that they have a shortage of manpower, it is expected that the rate of wage increases will rise further.

It is thought that the wage growth in the service sector which started during 2005 will continue due to the relatively strong demand for manpower in this sector.

Wage growth in manufacturing industry is expected to be lower than in the abovementioned sectors due to the weaker demand for labour in this sector.

The downward trend in the local government sector in the rate of wage increases in 2005 is expected to persist to some extent during the forecast period. One reason is that the reduction in the level of the central wage agreement had more impact on the final wage settlement last year than was the case with the previous agreement revisions.

(15)     45 per cent of employees in the business sector and all employees in the central government sector are covered by agreements with notice of termination clauses. If these are not invoked, only approximately 30,000 employees are covered by agreements which expire in 2006. The majority of agreements in the private sector expire at the end of March 2007. Agreements in the local and central government sectors expire in June and September respectively in the same year.

In the central government sector, underlying weak growth in employment levels(16) together with some slight upward adjustment in budget allowance in 2007 means a modest rate of wage increases in the next few years.

Wages are expected to rise by an average of 4.0 per cent in 2008, a rate considered to be compatible with the long-term productivity and inflation trends.

4.3                  Inflation

Inflation remains low

Inflation, measured by percentage change in the Consumer Price Index (CPI) over a twelve-month period, averaged 0.4 per cent in 2004 and 2005 (see Diagram 4.8). Underlying inflation, measured by the Riksbank’s UND1X index(17), was somewhat higher as low mortgage rates produced no restraining effect. On average however, it did not exceed 0.8 per cent during these two years. Inflation continued to be low during the beginning of 2006. CPI inflation was 0.6 per cent in both January and February.

Diagram 4.8 Consumer prices

Sources: Statistics Sweden and Ministry of Finance.

The low inflation over the last two years can be explained by both domestic and international factors.

Diagram 4.9 shows that the price trend in imported goods since the first half of 2003 has helped to hold down inflation, even if the contribution to inflation of these goods rose during the second half of 2005. Domestically produced goods’ contribution to inflation has gradually declined and in 2005 it began to hold down inflation. The contribution of services to inflation has steadily fallen in recent years although it has remained positive.

In order to make Diagram 4.9 clearer, housing costs and some components that usually show large short-term variations have been omitted, namely energy, fruit and vegetables. Of these components, energy goods have made the largest contribution to inflation in recent years. Energy prices contributed between 0.7 and 0.8 percentage points to CPI inflation during the beginning of 2006.

Diagram 4.9 Contributions to CPI inflation from selected groups of goods and services

Note: Electricity, oil, petrol, fruit and vegetables are excluded.

Sources: Statistics Sweden and Ministry of Finance.

Import prices fall again as Swedish krona strengthens

The weakening of the Swedish krona last year was largely responsible for the contribution of imported goods to inflation becoming less negative. During much of the first half of 2006, the Swedish krona is expected to remain weaker than during the corresponding months of 2005, which will in turn contribute a measure of increased inflation.

Moreover it is expected that delayed effects of last year’s weakening of the Swedish krona will continue to cause price rises in some consumer products during a large part of 2006. Among the goods affected are clothing, a group of goods where the lead time needed for the trade’s

(16)     Employment level change excluding effect of increased labour market policy programmes directed at this sector.

(17)     UND1X excludes mortgage interest costs for owner-occupied housing and the direct effects on consumer prices of changed indirect taxes and subsidies.

seasonal purchasing means that the consumer prices correlate strongly with the Swedish krona’s exchange rate around six months earlier.

For many other groups of goods, it is harder to assess the time lag and size of the impact of currency movements on consumer prices. One reason for this may be that the drop in prices in the world market is so large that consumer prices continue to fall despite a weaker Swedish krona. An example of this is the price of home electronic goods: these prices were 10–15 per cent lower at the beginning of 2006 compared with a year earlier, despite a loss in value of the Swedish krona. The difficulty in assessing the extent of the impact of import prices is further complicated by uncertainty concerning to what degree firms cover imports by hedging currency. A limited effect on consumer prices may also result because importers and the wholesale and retail trade considered the weakening of the Swedish krona to be only temporary and decided to absorb higher import prices in their profit margins for some time. The exchange forecast described in section 2.2 suggests that last year’s weakening of the Swedish krona was temporary which implies the delayed impact in consumer prices in 2006 will be only limited.

Even domestic factors such as increased competition in the wholesale and retail trades may restrain price increases on imported goods. This is considered to be the case in the food retailing trade in the past few years, for example. During the forecast period continued competition is expected to moderate rising inflation to some extent.

During the latter part of 2006 the Swedish krona is expected to strengthen again, with a consequent fall in the prices of imported processed goods. Prices of imported goods will consequently continue to hold down inflation during 2007 and 2008.

In addition to the strengthening of the Swedish krona, the foreseen fall in the price of crude oil (see Diagram 4.10) will help to moderate forecast inflation starting in the latter part of 2006. At the end of 2007 it is estimated that home heating oil and petrol prices will pull down inflation by roughly 0.3 percentage points. During 2008 home heating oil and petrol prices are expected to stabilise at a lower level than the average for 2007, with a slight negative contribution to inflation at the end of the year. Indirect effects of the high oil price, through firms’ increased costs for production and transport, can however persist in contributing to higher inflation during 2007 and 2008.

Diagram 4.10 Exchange rate and the oil price

Sources: International Petroleum Exchange, Riksbank and Ministry of Finance.

Domestic inflationary pressures gradually rising

The falling contribution to inflation from domestic goods and services shown in Diagram 4.9 probably indicates a continuing low level of domestic inflationary pressures and that there have been moderate gains in trade profit margins. The relatively low resource utilisation in the labour market in recent years goes a long way in explaining the low pressure on costs.

Employment levels fell in 2003 and 2004 and first started to rise in 2005. In recent years productivity has also rapidly improved which, in conjunction with moderate wage growth, has kept unit labour costs in check. Furthermore a combination of limited domestic demand and fiercer trade competition has contributed to curbing growth in trade profit margins.

2006 and 2007 are expected to see employment levels continuing to rise at a favourable rate. The availability of resources in the labour market will therefore be progressively taken up. The “employment gap” (difference between actual and potential employment, see Diagram 4.11) is estimated to narrow relatively quickly and to close in 2008. At the same time the rate of wage increase will go up (see section 4.2) and productivity growth in the service sector is forecast to be somewhat lower than the average in recent years.

Domestic cost pressures are consequently expected to rise and, after some delay, lead to rising inflation.

Diagram 4.11 Employment gap and underlying inflation

Sources: Statistics Sweden and Ministry of Finance.

Demand-related domestic inflationary pressures will also rise to some extent during the forecast period when favourable growth in domestic consumption will make it easier for the wholesale and retail trade to increase profit margins. As referred to above, it is foreseen that competition in the goods and services markets will increase, which will keep price rises in check to some extent.

Low rents and high electricity prices

Rents represent just over 14 per cent of the total goods and services basket in CPI(18) and so have great significance in terms of total inflation. Rents have risen during the last four years by between 2.4 per cent and 3.0 per cent each year. Rent increases agreed for 2006 appear significantly lower. Rents are estimated to rise by only 0.5 per cent during the course of 2006, helping inflation to remain low this year. A rise of approximately 1.7 per cent is forecast for next year.

A relatively large and difficult to assess part of household costs is represented by the price of electricity (4 per cent of the CPI basket). Electricity prices on Nord Pool rose sharply during the first few months of 2006. The forecast assumes that the price of electricity will remain at a high level during 2006 and 2007. The contribution of the price of electricity to CPI inflation is consequently estimated to be approximately 0.2 percentage points at the end of 2006, virtually disappearing at the end of 2007.

Rising mortgage rates push up CPI

Falling mortgage rate costs for owner-occupied housing since April 2003 have helped to keep inflation down as measured by the CPI. The interest rate forecast reported in section 2.2 means that mortgage costs for owner-occupied housing will instead start to push up inflation from the middle of 2006. CPI inflation will therefore be higher than underlying inflation measured by UND1X during the greater part of the forecast period (see Diagram 4.8 and Table 4.3). Mortgage costs’ contribution to inflation is estimated to be 0.5 percentage points at the end of 2006, 0.8 percentage points at the end of 2007 and 0.5 percentage points at the end of 2008.

Inflation gradually approaching the target

In summary, inflationary pressures are expected to continue to be low in 2006, when low rent rises and persisting moderate resource utilisation in the Swedish labour market will counteract last year’s weakening of the Swedish krona and a high oil price. Next year will see a relatively fast increase in resource utilisation in the labour market but any rise in inflation will be moderated by a falling oil price and a stronger Swedish krona.

During 2008 the rapid improvement in the labour market will result in a greater impact on inflation but import prices will continue to have a moderating effect on rising inflation. The underlying inflation, measured by UND1X, is estimated not to exceed 1.9 per cent at the end of 2008 (see Table 4.3).

Table 4.3 Consumer prices

Annual percentage change

	2005	2006	2007	2008
CPI, December	0.9	1.9	2.3	2.4
CPI, year-on-year	0.5	1.4	2.2	2.3
UND1X, December	1.2	1.5	1.7	1.9
UND1X, year-on-year	0.8	1.3	1.7	1.8

Sources: Statistics Sweden and Ministry of Finance.

(18)     Rents for rented housing represent approximately 10 per cent and tenant-owned housing monthly charges 4 per cent of the CPI basket. Tenant-owned housing monthly charges are however not directly measured in CPI but are covered instead by rents for rental housing.

Uncertainty about domestic inflationary pressures and energy prices

An important element of uncertainty in the inflation forecast is how inflation will be affected by higher employment levels during the forecast period. On the one hand, domestic inflationary pressures have often been overestimated in recent years and it is possible that with favourable productivity growth continuing and increasing competition, consumer prices will rise less, or later, than what is foreseen in this forecast.

On the other hand, prices may rise faster than expected in 2007 and 2008 if rising employment levels and strong domestic demand growth lead to a manpower shortage pushing up wages, particularly in some consumer-related service sectors.

Uncertainty regarding how energy prices will move also constitutes a risk of higher inflation than is forecast here.

5         General government sector

5.1      General government finances

General government net lending was the equivalent of 2.7 per cent of GDP in 2005 according to preliminary national accounts, which can be compared with 1.6 per cent of GDP in 2004. A relatively sharp increase in tax revenues from corporate profits and from household capital gains contributed to the improvement, resulting in a surplus in central government net lending equivalent to 0.3 per cent of GDP. In addition, local government net lending improved by about SEK 10 billion to 0.5 per cent of GDP. The old-age pension system’s net lending was 1.9 per cent of GDP.

Table 5.1 General government finances

SEK billion

	2005	2006	2007	2008
Revenue	1 505	1 561	1 628	1 704
Per cent of GDP	56.3	55.4	54.7	54.5
Taxes and charges	1 357	1 407	1 472	1 542
Per cent of GDP	50.8	49.9	49.4	49.3
Capital income	58	65	62	64
Other income	89	90	94	98

Expenditure	1 434	1 506	1 562	1 617
Per cent of GDP	53.6	53.4	52.5	51.7
Primary expenditure	1 382	1 452	1 504	1 559
Interest	52	54	57	58

Net lending	71	55	66	87
Per cent of GDP	2.7	2.0	2.2	2.8
Central government	7	-15	-7	22
Old-age pension system	50	52	55	53
Local government	14	18	19	12

Financial position
Net debt	-331	-408	-482	-571
Per cent of GDP	-12.4	-14.5	-16.2	-18.3
Consolidated gross debt	1 346	1 295	1 278	1 249
Per cent of GDP	50.3	45.9	42.9	39.9

Note: Consolidated gross debt is defined by EU rules (the Maastricht criteria).

Sources: Statistics Sweden and Ministry of Finance.

At the end of 2005 the general government’s financial assets exceeded liabilities by SEK 331 billion or 12.4 per cent of GDP. The general government’s capital income in the form of interest and dividends also exceeds interest expenditure. The positive net wealth can be viewed against the background of pension system assets totaling over SEK 1,000 billion. Consolidated gross debt was 50.3 per cent of GDP, well below the EMU reference value of 60 per cent of GDP (see Table 5.1).

This year general government net lending is expected to decrease to 2 per cent of GDP. Income expressed as a percentage of GDP decreases, in part because temporary tax revenues due to the dissolution of the tax allocation reserves in 2004 and 2005 no longer has an effect. In addition, central government net lending is expected to show a deficit once again, following last year’s surplus, in part due to the expansionary fiscal policy. Municipalities and county councils also continue to report good finances partly due to higher central government grants to local government.

In 2007 and 2008 general government net lending will continue to strengthen, despite reforms proposed in this government bill. Both revenues and expenditures are decreasing as a percentage of GDP, with net lending estimated at 2.2 per cent of GDP in 2007 and 2.8 per cent in 2008.

The surplus in general government net lending means that the net financial position continues to strengthen, contributing to a reduction in consolidated gross debt during the forecast period (see Diagram 5.1).

Diagram 5.1 Consolidated gross debt

Sources: Statistics Sweden and Ministry of Finance.

Taxes and charges

The taxes reported in the National Accounts for the general government sector are somewhat lower than total taxes paid. The portion of value added tax and customs revenues included as part of the EU contribution is not classified as a tax in the general government sector, but as a foreign payment. Total taxes expressed as a percentage of GDP (tax ratio) fell in the early 1990s as a result of the economic crisis and because the 1990 tax reform was underfinanced during the first years after coming into force. Tax increases in the consolidation programme between 1995 and 1998 and extraordinarily high corporate profits and capital gains in 1999 and 2000 resulted in a substantial increase in the tax ratio during the second half of the 1990s. Tax cuts and reduced corporate profits and capital gains contributed to a decrease in the tax ratio once again in the early 2000s (see Diagram 5.2).

Diagram 5.2 Taxes and charges

Sources: Statistics Sweden and Ministry of Finance.

In 2004 and 2005 the tax ratio rose, mainly as a result of increased capital gains and corporate profits.

In 2005 the tax ratio was 51.1 per cent, with 31.7 percentage points or just over 60 per cent consisting of tax and fees on wage income and transfer payments. Tax on capital was 5.9 per cent of GDP, the highest percentage since 2000 when capital taxes were 7.3 per cent of GDP. Value added tax was 9.4 per cent and other taxes 4.1 per cent of GDP (see Table 5.2).

This year, changes in regulations will result in a tax loss of about SEK 4 billion, or 0.2 per cent of GDP. Tax on wages and transfer payments was reduced by about SEK 9 billion, in part because the gradual compensation for contributions to the pension system, which began in 2000, came into full force, as well as through the raised basic tax allowance. As in previous years, the tax cuts were financed in part by increased energy and environmental taxes and are therefore part of the green tax exchange scheme.

Table 5.2 Taxes and charges

Per cent of GDP

	2005	2006	2007	2008
Taxes on wages and transfers	31.7	31.1	31.0	30.8
Income tax	17.7	17.4	17.3	17.1
Payroll charges	14.0	13.8	13.7	13.7
Taxes on capital	5.9	5.9	5.8	5.9
Household	0.7	1.0	0.7	0.6
Company profits	3.1	2.9	3.0	3.1
Property tax	0.9	1.0	1.0	1.0
Other taxes on capital	1.1	1.0	1.1	1.1
Value added tax	9.4	9.4	9.3	9.3
Other taxes	4.1	3.7	3.6	3.5
Total	51.1	50.2	49.7	49.5
of which
General government	50.8	49.9	49.4	49.3
EU	0.3	0.3	0.2	0.2

Sources: Statistics Sweden and Ministry of Finance.

Tax on capital from households increased over the past two years as a result of increased capital gains and dividend income. This development is expected to continue and household tax on capital is estimated this year at 1 per cent of GDP, which can be compared with 1.5 per cent of GDP in 2000.

As a result of the decision to charge interest on firms’ tax allocation reserves beginning in 2005, some firms reversed all or parts of their tax allocation reserves in 2004 and 2005, which is estimated to have resulted in temporary high tax revenues from companies of SEK 13 billion in 2004 and SEK 9 billion in 2005. The loss of these temporary revenues contributes to a decrease in the tax on corporate profits as a percentage of GDP this year (see the box “Tax on capital”).

This year’s value added tax as a percentage of GDP is estimated to remain at the 2005 level of 9.4 per cent of GDP.

Overall the tax ratio will drop relatively sharply this year to 50.2 per cent. In 2007 and 2008 the tax ratio will continue to decline, despite only minimal changes in regulations, because the major tax bases will increase more slowly than GDP and households’ realised capital gains are expected to return to a more normal level.

Capital and other income

Alongside taxes, the general government sector receives capital and other income, which in 2005 was SEK 147 billion, corresponding to 5.5 per cent of GDP. Around 40 per cent of this income consists of capital income in the form of interest and dividends, and approximately half of this is the yield on pension funds. In 2005 capital income exceeded interest expenditure, reflecting favourable financial wealth. Capital income will rise relatively sharply this year as a result of increased dividend income.

Other income consists mainly of imputed pension charges and consumption of fixed capital. This income is imputed and is matched on the expenditure side by equally large costs, which are included in general government consumption expenditure.

Expenditure

General government expenditure expressed as a percentage of GDP (expenditure ratio) rose sharply during the economic crisis in the early 1990s. Savings in the consolidation programme together with rapid economic growth contributed to a reduction in the expenditure ratio during the second half of the 1990s. When people regained confidence in Sweden’s economy, interest rates fell and interest expenditure decreased. The expenditure ratio increased in 2002 and 2003 because of reforms and the recession. The expenditure ratio has decreased since 2004 and in 2005 was 53.6 per cent. The expenditure ratio is expected to gradually decline during the forecast period (see Diagram 5.3 and Table 5.3).

Transfer payments to households, which were the equivalent of 18.2 per cent of GDP and 34 per cent of expenditures in 2005, will decrease as a percentage of GDP during the forecast period. Pension payments have decreased in relation to GDP over a number of years and will continue to decline this year and next despite a real increase in pensions (see section 3.4). One reason is that the number of pensioners will grow at a relatively moderate pace over the next few years.

The sharply rising trend in expenditure for health insurance in recent years has been broken, but expenditures for disability pensions and assistance benefits for people with disabilities continue to increase. Next year the improvement in the labour market will contribute to a reduction of transfer payments to households in relation to GDP.

Diagram 5.3 Expenditure

Sources: Statistics Sweden and Ministry of Finance.

Several reforms will increase transfer payments related to families and children during the forecast period.

Other transfer payments are expected to increase as a percentage of GDP in 2006, in part due to a sharp increase in developmental support.

Table 5.3 General government expenditure

Per cent of GDP

	2005	2006	2007	2008
Transfers to households	18.2	17.8	17.2	16.9
Pensions	8.7	8.5	8.3	8.3
Illness	4.4	4.2	4.1	4.0
Labour market	1.6	1.6	1.4	1.3
Family and children	1.8	1.9	1.9	1.8
Studies	0.4	0.5	0.5	0.4
Social assistance etc.	0.4	0.4	0.4	0.3
Other	0.8	0.8	0.8	0.7
Other transfers	3.4	3.7	3.5	3.4
Consumption	27.3	27.2	26.9	26.7
Investment	2.7	2.8	2.8	2.8
Interest	1.9	1.9	1.9	1.8
Total	53.6	53.4	52.5	51.7
Exclusive of interest	51.7	51.5	50.5	49.8

Sources: Statistics Sweden and Ministry of Finance.

General government consumption as a percentage of GDP totaled 27.3 per cent in 2005 and accounted for about 51 per cent of expenditures (developments related to general government consumption are described in Chapter 3). During the forecast period, general government consumption will decrease as a percentage of GDP, but increase as a percentage of expenditures. General government investment will increase somewhat this year as a percentage of GDP. Interest expenditure has decreased by SEK 40 billion since 2000 and is expected to be almost 2 per cent of GDP throughout the forecast period.

5.2      Fiscal policy targets

Fiscal policy is governed by two medium-term targets. First, net lending in the general government sector is to average 2 per cent of GDP over a business cycle (surplus target). Second, the central government’s expenditure, not including national debt interest payments, and the old-age pension system’s expenditures may not exceed the established expenditure ceiling, normally decided three years in advance. In addition, local governments must have balanced budgets (balanced budget requirement). The expenditure ceilings have been in effect since 1997 and the surplus target and balanced budget requirement since 2000.(19)

Table 5.4 Indicators for the surplus target: Structural balance and average of net lending

Per cent of GDP

	2000	2001	2002	2003	2004	2005	2006	2007	2008
Net lending	5.0	2.6	-0.5	-0.2	1.6	2.7	2.0	2.2	2.8
Adjusted for GDP gap and one-offs	-2.0	-0.3	0.5	1.2	0.5	0.7	0.4	0.2	0.0
Structural balance	2.9	2.4	0.0	1.1	2.1	3.4	2.4	2.4	2.8
Net lending, average from 2000	5.0	3.8	2.4	1.7	1.7	1.9	1.9	1.9	2.0
GDP gap	2.3	0.4	-0.7	-1.8	-1.4	-1.5	-0.6	-0.3	0.0

Sources: Statistics Sweden and Ministry of Finance.

The primary purpose of the surplus target is to strengthen the general government’s financial position to be able to handle future demographic challenges to the public welfare system. At the same time the target creates a buffer to avoid overly large deficits in a recession. The expenditure ceiling, an important tool in the central government’s budgetary process, prevents temporarily higher income from leading to permanently higher expenditure. The expenditure ceiling is also an important instrument for achieving the surplus target.

An evaluation of the extent to which the surplus target is achieved should be considered in light of the fact that the length of an economic cycle is uncertain and can vary over time. Below are two types of indicators for evaluating target fulfilment: the average over time periods and structural balances.

Average net lending close to 2 per cent of GDP

The surplus target is formulated as an average over an economic cycle. During the decades after the Second World War, the length of a typical Swedish economic cycle was about five years. Since the financial crisis in the early 1990s, business cycles appear to have lengthened. It is therefore reasonable to measure the average surplus over periods somewhat longer than five years as an indicator of target fulfilment.

In 2005, average net lending beginning in 2000 was calculated at 1.9 per cent of GDP. The same average also applies to the forecast years 2006 and 2007. For 2008, the average increase is estimated at 2.0 per cent of GDP (see Table 5.4).

Structural balance

Public finances are affected by automatic variations in tax revenues and expenditures over the

(19)     General government net lending is defined by the EU’s regulations for national accounts, ESA-95. This means that the surplus target encompasses the central government, the old-age pension system and the local government sector.

The expenditure ceiling encompasses all expenditures in the central government budget except national debt interest payments, expenditures for the old-age pension system and a budgeting margin. Local government sector expenditures are not included in the expenditure ceiling. In addition, there are other expenditures that affect general government net lending, but that are not encompassed by the expenditure ceiling. Certain central government expenditures are financed on the income side of the central government budget and through loans in the National Debt Office.

business cycle. Because of this and the usual uncertainty pertaining to the business cycle, the surplus for individual years can deviate from 2 per cent of GDP without jeopardizing the medium-term target. This is an expression of finding the balance between short-term flexibility and long-term sustainability. For this reason the surplus target is stated as an average over an economic cycle.

To determine the extent to which net lending during an individual year is in line with the target, net lending can be adjusted for cyclical variations in general government income and expenditures as well as for other types of temporary effects. Adjusted net lending reflects the underlying or “structural” level of net lending.

The structural balance in the general government sector should normally be close to 2 per cent of GDP. When there is a risk of high unemployment or overheating in the economy with high inflation as a result, fiscal policy may need to be eased or tightened. In such a situation the structural balance may be permitted to deviate temporarily from a level corresponding with 2 per cent of GDP. A higher or lower structural balance may be necessary in a particular year if net lending in earlier years deviates substantially from 2 per cent. A rapid adjustment of public finances towards the target may have an excessively strong impact on demand and contribute to instability in the real economy.

The cyclical adjustment of net lending is based on an assessment of the economic situation as well as on its effects on public finances. The economic situation is described by the GDP gap, which constitutes the difference in per cent between actual and potential GDP.(20) The Ministry of Finance’s assessment is that a change in the GDP gap of 1 percentage point affects net lending in the general government sector by 0.7 per cent of GDP on average. Sensitivity may vary from year to year depending on how the components of GDP develop in relation to each other. However, it should be emphasised that structural balance calculations are uncertain because the estimate of the level and composition of potential production in particular is uncertain.

Since 2000, structural balances have been both higher and lower than 2 per cent of GDP.(21) In 2005 the structural balance is estimated at 3.4 per cent of GDP. The size of the GDP gap is estimated at 1.5 per cent of GDP, which means that the economy had available resources. At the same time, net lending was affected by on-off revenues, which are estimated at 0.3 per cent of GDP. The structural balance is adjusted for both of these effects.

Resource utilisation in the economy, measured as the GDP gap, is expected to increase between 2005 and 2006, but the economy will still have available resources. With the expansionary fiscal policy in 2006 the structural balance will decrease to 2.4 per cent of GDP.

When the GDP gap is closed in 2008, the structural surplus will equal the actual surplus.

(20)     See section 4 for evaluations of the GDP gap.

(21)     However, structural balances measured early in the period should only be viewed as rough indicators, mainly because the GDP gaps are revised backward in time when calculating the current GDP gaps.

Fiscal policy in line with the surplus target

Overall, the indicators show that fiscal policy is in line with the target for a surplus equivalent to an average of 2 per cent of GDP over an economic cycle.

Expenditure ceiling

The expenditure ceiling has been met every year since the ceiling was implemented in 1997. Between 2000 and 2005, however, the budgeting margin was relatively small and it is expected to be narrow for 2006 as well. With the currently proposed reforms, the budgeting margin for 2007 is SEK 9.7 billion (see Table 5.5).

The expenditure ceiling for 2008 will not be proposed until the 2007 Budget Bill, but according to the Government in the 2006 Budget Bill, SEK 982 billion is a well balanced level for the economic scope for central government expenditures in 2008.

The accounting principles for the central government budget vary over time. Consequently technical adjustments of the expenditure ceiling are sometimes carried out with the purpose of the ceiling serving as a restriction that is just as tight for the ceiling- limited expenditures after adjustments as before the changes that led to the adjustments. The expenditure ceilings for 2000 to 2005 in Table 5.5 have therefore been corrected to reflect the principles in effect beginning in 2006 in order to achieve comparability over time. Corrected for technical changes, the expenditure ceiling and expenditures expressed as a percentage of GDP have been relatively stable since 2000. Some reduction is expected in 2006 and 2007.

Table 5.5 Expenditure ceiling and government expenditure

SEK billion

	2000	2001	2002	2003	2004	2005	2006	2007	2008(1)
Expenditure ceiling	720	746	773	803	836	870	907	949	982
Per cent of GDP	32.5	32.6	32.6	32.7	32.5	32.5	32.2	31.9	31.4
Budget margin(1)	5.0	4.7	0.4	2.9	2.4	5.7	2.9	9.7	16.2
Expenditure under the ceiling	715	741	773	800	834	864	904	939	966
Per cent of GDP	32.2	32.4	32.6	32.5	32.4	32.3	32.1	31.5	30.9

Note: The expenditure ceiling and the expenditure under the ceiling are adjusted for technical changes.

(1)       The budget margin 2008 is calculated on an expenditure ceiling according to the Government’s judgement.

Sources: Statistics Sweden and Ministry of Finance.

5.3      Fiscal policy

The effects of the private sector’s demand for changes in general government finances are difficult to assess for several reasons. Tax changes aimed at households probably have a different effect than those aimed at firms. Similarly, households with a varying propensity to consume react in different ways to fiscal stimuli.

In addition, general government consumption expenditure and government investment have a direct fiscal impact, while changes in net lending due to changes in transfers abroad, such as foreign aid and the EU contribution, have no effect on demand in the Swedish economy at all.

For fiscal policy to have the desired effects, there must be confidence in the long-term sustainability of public finances. Households become more cautious and save more if deficits are large, since these deficits must be financed sooner or later by increases in taxes or cuts in expenditure. On the other hand, consumer confidence may be affected positively when public finances show a substantial surplus.

For these reasons the change in government net lending measures the general government’s impulse on private sector demand, but it is only a rough indicator of the fiscal impact of public finances on the economy.

The change in general government net lending from year to year can be described using three components that affect the balance: automatic stabilisers, discretionary fiscal policy and other factors affecting the balance.

Automatic stabilisers in public finances make an important contribution to stabilisation policy. High GDP growth means stronger public finances and slower income growth in the private sector, which helps to limit domestic demand in the economy and reduces the risk of overheating. Conversely, low growth means stimulation of the economy. Therefore the automatic stabilisers have a hampering effect on cyclical fluctuations.

Discretionary fiscal policy consists of active reform decisions and savings in the central government budget. A summary of previously decided and now proposed or announced reforms is given in Chapter 4 of this Spring Fiscal policy Bill. The budget effect relates to the year in which the decisions are implemented, irrespective of when they are taken.

In addition to discretionary fiscal policy and the automatic stabilisers, public finances are affected by a number of other factors. These include the composition of GDP growth, changes in capital income and interest expenditure depending on changes in the general government’s assets and liabilities and the level of interest rates, transfer expenditure development due to demographic trends or changes in behaviour. Finally, public finances are affected by decisions within the local government sector.

The change in general government net lending comprises the total of the changes in the three components mentioned above. The change in actual net lending measures the general government’s impulse to demand. The change in the structural balance – in other words, the change in net lending that is not due to the automatic stabilisers – is an indicator of fiscal stance. Therefore, this indicator covers not only decisions about reforms and savings in the central government budget, but also factors that affect the balance other than the business cycle, such as changes in local government net lending and changes in general government net lending due to structural changes in the economy.

Fiscal stance 2005-2008

The structural balance was strengthened between 2004 and 2005. Fiscal policy can therefore be characterized as tightening, despite the highly expansionary discretionary policy in the central government budget. The budget policy was counteracted by strengthening local government net lending due to increases in local government taxation and because increased central government grants to municipalities were used in part to strengthen net lending. Sharply rising income from capital gains taxes, in addition to what was included in the effects of the business cycle, contributes to the large ‘other’ entry (see Table 5.6.) Moreover, strong domestic demand resulted in a GDP composition favourable for general government finances, which raised the tax ratio.

Table 5.6 Fiscal impulse and fiscal stance

Change in per cent of GDP

	2005	2006	2007	2008
Net lending	1.1	-0.7	0.3	0.6
of which
Automatic stabilizers	-0.1	0.6	0.2	0.2
On off effects	-0.2	-0.3	0.0	0.0
Structural balance	1.3	-1.0	0.0	0.4
of which
Discretionary fiscal policy	-1.2	-1.2	-0.4	0.1
Net capital expenditure	0.1	0.2	-0.2	0.0
Other factors	2.5	0.1	0.6	0.3
Net lending, local
government	0.3	0.1	0.0	-0.2
Other	2.1	0.0	0.6	0.5
GDP gap, percentage points	-0.1	0.9	0.3	0.3

Sources: Statistics Sweden and Ministry of Finance.

In 2006, fiscal policy, measured as the change in the structural balance, is expansionary and in line with discretionary policy in the central government budget. Resource utilisation increases with the economic upswing, which means that the expansionary fiscal policy is partially offset by the automatic stabilisers. The overall expansionary impulse to demand is therefore somewhat less than from fiscal policy.

In 2007 and 2008 net lending is expected to improve by a total of almost 1 per cent of GDP. About half of this improvement stems from the automatic stabilisers, which grow stronger as the GDP gap narrows. In addition, the measures announced and approved to date in the central government budget mean a reduction in expenditures as a percentage of GDP.

5.4      Central government

In the National Accounts, the central government encompasses all activities that are mainly financed by taxes and controlled by the central government, regardless of type of organisation. Business activities in state-owned enterprises are not included in the central government, but in the business sector. The central government budget covers all transactions that affect the central government’s borrowing requirement.

National Accounts

The central government’s net lending was positive in 2005, after having been negative since 2002. Once again this year, a deficit of SEK 15 billion is expected, equivalent to 0.5 per cent of GDP. Next year the deficit in net lending is expected to decline to SEK 7 billion and in 2008 a surplus of SEK 22 billion is expected (see Table 5.7).

Table 5.7 Central Government finances

SEK billion

	2005	2006	2007	2008
Revenue	851	872	908	951
Taxes and charges	774	794	832	873
Other income	77	78	76	77
Expenditure	844	887	915	929
Primary expenditure	798	840	863	878
Interest	46	48	51	51
Net lending	7	-15	-7	22
Per cent of GDP	0.3	-0.5	-0.2	0.7

Sources: Statistics Sweden and Ministry of Finance.

Central government budget

Central government net lending shows the change in financial wealth excluding changes in value. The budget balance shows the central government’s borrowing requirements and therefore reflects the change in central government debt. Net lending is not affected by the central government selling or buying financial assets, such as shares, or increasing lending, such as study support, since this does not change wealth. However, the budget balance and central government debt are affected by such financial transactions.

In addition to this principal difference, accounting for the central government budget differs in several regards from reporting in the National Accounts. The budget balance is reported on a cash basis while the National Accounts apply the accrual method of accounting. This difference mainly affects reporting of taxes and interest expenditure.

Table 5.8 Central government net leading and budget balance

SEK billion

	2005	2006	2007	2008
Net lending	7	-15	-7	22
Difference between interest accrued and paid	8	-5	5	2
Effect of timing difference of tax revenue	-11	15	-6	-7
Sales of shares	11	22	18	14
Other financial transactions	-1	-4	-8	-7
Budget balance	14	14	3	25

Sources: National Debt Office, Statistics Sweden and Ministry of Finance.

The differences in accounting principles referred to above result in differences between the budget balance and net lending. There are also major differences between the central government budget and the National Accounts when reporting revenues and expenditures that do not affect the balance.

Last year a budget surplus of SEK 14 billion was reported. A budget surplus of SEK 14 billion is also expected this year, which can be compared with a deficit in net lending of SEK 15 billion. The difference of SEK 29 billion is due in part to the taxes paid on a cash basis, which are SEK 15 billion more than the accrued taxes attributable to the 2006 income year. The budget balance, but not net lending, is strengthened by assumed sales of shares of SEK 15 billion, as well as by extraordinary dividend income. Other financial transactions have a negative effect on the budget balance, but do not affect net lending.

Even for 2007 and 2008, sales of equities are assumed of SEK 15 billion annually, contributing to a continued budget surplus (see Table 5.8).

Table 5.9 Budget balance and central governmental debt

SEK billion

	2005	2006	2007	2008
Revenue	746	798	809	846
Expenditure under the ceiling	692	725	750	764
Interest expenditure	33	48	42	44
Net borrowing etc.	7	12	14	13
Budget balance	14	14	3	25
Per cent of GDP	0.5	0.5	0.1	0.8
Debt disposals etc.	63	-33	-8	-3
Central government debt	1 262	1 214	1 203	1 175
Per cent of GDP	47.2	43.1	40.4	37.6

Sources: National Debt Office, Statistics Sweden and Ministry of Finance.

Consolidated central government debt was SEK 1,262 billion, corresponding with 47.2 per cent of GDP at the end of 2005. Despite the budget surplus of SEK 14 billion, central government debt increased as of 2004 by SEK 49 billion because the debt, which was denominated in foreign currency, rose due to the weakening of the krona and also because the Swedish National Debt Office temporarily increased its investments. This year, these two factors will have the opposite effect on the debt, which is expected to decline by SEK 47 billion. The expected appreciation of the krona will also help the debt to decrease somewhat more than the budget surplus in 2007 and 2008. Central government debt will decrease to 37.6 per cent of GDP in 2008 (see Table 5.9).

5.5      The old-age pension system

The old-age pension system consists of an income-related component and a prefunded component. During the build-up phase of the reformed pension system, income exceeds pensions paid, resulting in savings for both the income-related and the prefunded components of the pension system. In the income-related component, the National Pension Funds serve as a buffer. Alongside the income-related system, an asset base is being built up within a prefunded section of the pension system administrated by the Premium Pension Authority. The funds allocated since 1995 correspond to earned premium pension rights and are invested initially with the Swedish National Debt Office. During temporary management by the National Debt Office, provisions in the prefunded pension system are included in central government net lending/borrowing, thereby reducing central government debt. Since 2000 funds corresponding to the premium pension rights have been transferred to the Premium Pension Authority (PPM) in the second year after the year of income and invested by the fund manager selected by the individual.

Table 5.10 The old-age pension system

SEK billion

	2005	2006	2007	2008
Revenue	223	233	245	256
Contributions	178	184	193	199
Premium reserve funds	23	24	26	28
Interest and dividends	22	25	26	28
Expenditure	173	181	190	202
Pensions	169	177	186	198
Other	4	4	4	4
Net lending	50	52	55	53
Per cent of GDP	1.9	1.9	1.8	1.7
Of which
Pension funds(1)	24	24	24	19
Premium pension authority	26	29	31	34

(1)                     The pension funds noted here comprise the distribution part of the old-age pension system.

Sources: National Debt Office, Statistics Sweden and Ministry of Finance.

In 2005, the balance in the pension system, i.e. the National Pension Funds and the Premium Pension Authority, amounted to SEK 50 billion or 1.9 per cent of GDP. In addition, investment assets in the pension system increased by SEK 140 billion as a result of the rising value of shares, which account for the bulk of assets in both the National Pension Funds and in those funds managed by PPM. Changes in value do not affect net lending, which only includes yields in the form of interest and dividends.

Net lending is expected to remain just under 2 per cent of GDP during the forecast period. Because of increased pension payments, the National Pension Funds’ savings will decrease towards the end of the forecast period, while savings continue to increase in the prefunded pension system (see Table 5.10).

Eurostat decided in 1997 that the entire reformed Swedish pension system would be assigned to the general government sector. The main reasons for the decision were that participation is obligatory and that the central government controls the regulations for both fees and benefits. Eurostat has now changed this decision, so defined contribution funded pension systems will not be assigned to the public sector in the National Accounts. Eurostat has allowed member countries that currently classify such public pension systems in the public sector a transition period until March 2007 to change the accounting method. For Sweden, this means that general government net lending will be reduced by about 1 per cent of GDP in the National Accounts. The government plans to have a proposal for handling this decision in the 2007 Government Budget Bill.

5.6      Local government sector

Local government finances strengthened substantially between 2004 and 2005. Net lending and the financial result were SEK 14 and 13 billion respectively, equivalent to 0.5 per cent of GDP.(22) Following a long period with a recurrent deficit, the local government sector has now reported a surplus two years in a row.

Sharply increased central government grants and certain tax increases contributed to the

(22)     In this case, “financial result” refers to earnings before extraordinary items.

strengthened finances. This improvement occurred at the same time that municipal consumption volume increased by 1.6 per cent.

Continued strong income growth

The local government sector’s revenues mainly consist of taxes and central government grants. Taken together, they are expected to increase by 6.3 per cent this year, while tax revenues are expected to increase by 5.2 per cent (see Table 5.11).

Table 5.11 Taxes and grants

Percentage change

	2005	2006	2007	2008
Taxes and central government grants excl. VAT	5.7	6.3	4.7	3.5
Tax excl. regulation changes(1)	3.5	5.2	4.4	4.4
of which
Tax base	3.2	5.2	4.4	4.4
Tax rate changes	0.3
Central government grants, excl. regulation changes	16.3	10.6	5.5	-0.4

(1)       Central government grants and taxes are adjusted for regulation changes which affect the local government tax base in order to clarify the underlying development.

Sources: Statistics Sweden and Ministry of Finance.

Central government grants excluding compensation for value added tax, in accordance with the National Accounts definition, will increase by SEK 11 billion, which is the equivalent of 10.6 per cent.(23) The increase can be attributed in part to the expanded labour market policy schemes previously approved by the Riksdag, which will increase grants by about SEK 4 billion. The Government’s proposal in this government bill for purposes such as increased resources for the elderly and for integration, will contribute to an increase in other central government grants by about SEK 7 billion (see Table 5.12).

Next year tax revenues will increase by 4.4 per cent, while taxes and central government grants will together increase by 4.7 per cent. After substantial increases in 2005 and 2006, central government grants will increase at a more modest pace in 2007. General contributions will be raised then mainly because temporary employment support will be incorporated into them.

A relatively robust increase in the tax base is also expected in 2008. General contributions will increase an additional SEK 7 billion, in part to compensate for the gradual reduction of the labour market programmes and in part because resources for initiatives in various areas will gradually be transferred from other contributions. However, total central government grants will remain essentially unchanged in 2008 and income growth will therefore be weaker.

Table 5.12 Central government grants according to National Accounts

SEK billion

	2005	2006	2007	2008
General grants	55	58	68	75
Employment support	9	7	—	—
Bonus jobs and educational initiative replacement	—	4	5	3
Other grants(1)	43	49	51	47
Central government grants excl. VAT	107	118	125	125
Yearly change	17	11	7	0
Regulations	-2	—	—	—
Yearly change, adjusted for regulations	15	11	7	0

Note: The amounts refer to all grants distributed over a number of expenditure areas, and are shown according to National Accounts, which may differ from accounting principles in the budget. In the National Accounts grants on the income side of the budget are shown as expenditure. Furthermore, the timing of expenditures is different.

(1)       Other grants are almost exclusively special purpose grants. Subsidies for drugs account for almost half of the special purpose grants.

Sources: Statistics Sweden and Ministry of Finance.

Net lending and financial result

Local government finances will continue to strengthen this year because of the good income growth, despite relatively sharp expenditure growth. Net lending and the financial result are estimated at SEK 18 billion and SEK 19 billion, respectively.

For 2007 the surpluses are expected to remain at about the same levels. Net lending and the financial result will decrease in 2008, in part because central government grants will remain unchanged.

(23)     In National Accounts value added tax is included in public consumption and investment. This tax is brought back by central government grants.

Table 5.13 Local government sector’s finances

SEK billion

	2005	2006	2007	2008
Revenue	627	663	694	719
Taxes and central government grants excl. VAT	539	572	600	620
Per cent of GDP	20.2	20.3	20.1	19.8
Other revenues	88	90	94	99
Expenditure	613	645	675	707
Consumption	527	555	583	612
Percentage change in volume	1.6	1.8	1.5	1.2
Other expenditure	86	90	92	95
Net lending	14	18	19	12
Per cent of GDP	0.5	0.6	0.6	0.4
Financial result	13	19	17	10

Sources: Statistics Sweden and Ministry of Finance.

Last year’s surplus as well as the expected development of the local government sector’s financial result will considerably exceed the levels reported in previous years and are at a level consistent with Swedish Local Government Act requirements for good financial management.

Diagram 5.4 Local government finances

Note: Church parishes have been excluded throughout the period.

Sources: Statistics Sweden and Ministry of Finance.

Tax forecasts – tax on capital

Tax on capital constitutes about 12 per cent of the general government’s tax revenues. Tax on capital, which includes corporate income tax and capital gains tax paid by individuals (households), are the tax revenues with the greatest year-to-year fluctuations. In the 2006 Spring Fiscal Policy Bill the forecast for 2005 for both corporate income tax and capital gains tax was revised substantially upwards since the 2006 Government Budget Bill.

Revenues from tax on capital are difficult to forecast. One reason is that corporate income tax and capital gains tax are difficult to tie to developments in any underlying macroeconomic variable. One variable used for forecasting corporate income tax is the development of the operating surplus in the corporate sector. However, the link between operating surplus and firms’ earnings, which serves as the basis of taxation, is often weak. In addition it is extremely difficult to forecast the appropriations firms choose to make, such as utilisations of tax allocation reserves, and the credits for foreign taxes.

The outcome of corporate income tax is settled in the tax assessment that is ready in November the year after the income year. This time lag in the outcome is another factor that makes forecasting difficult.

Operating surplus and corporate income tax

Note: The underlying development of the corporate income tax excludes temporary tax revenues.

Sources: Statistics Sweden and Ministry of Finance.

The diagram above shows annual development by per cent of operating surplus and corporate income tax between 1994 and 2008. Even if the upswings and downturns in the variables follow each other relatively well, the differences in the rate of development can be significant. A difference of 10 percentage points this year means about SEK 8 billion in tax revenues. The light grey bars show the underlying development of taxes, excluding temporary tax revenues. In 2004 and 2005 these temporary taxes were due to changed regulations for utilisation of tax allocation reserves. This change is a factor that greatly affected the corporate income tax for 2004 and 2005 and that led to major forecasting adjustments between various points in time. The 2005 forecast was also affected by the extremely strong corporate profits in 2005. A large part of the increase in profits occurred during the second half of the year, which has led to adjustments in the forecast.

The size of capital gains depends on the market value of various assets in the economy and when the profits are realised. Final information on the size of capital gains is available when the tax assessment is finalized. This means that today there are no final figures for capital gains in 2005. A forecast for these figures is based on information such as supplementary payments made in early 2006 and an underlying forecast for the development of various assets. The forecast for 2005 is an important basis for the 2006 forecast, but it would be difficult to predict capital gains farther into the future. Consequently a longer-term forecast is based on capital gains at the historical average of almost 3 per cent of GDP. However, the diagram below shows large fluctuations around this level between 1988 and 2008.

Capital gains

Source: Ministry of Finance.

6         Evaluation of forecasts

The Ministry of Finance’s forecasts serve as a basis for the central government budget and for formulation of the Government’s economic policy. Economic policy is largely target-driven, and several of the Government’s stated targets – such as the employment target and the target of a surplus in general government net lending – are related to macroeconomic developments. The accuracy of these forecasts is therefore of great importance. One key element in improving the accuracy of the forecasts is the evaluation of previous forecasts.

This chapter discusses how the four forecasts for 2005 published by the Ministry of Finance in 2004 and 2005 compare with the preliminary outcome published by Statistics Sweden on 7 March 2006. In line with previous forecast evaluations, the Ministry of Finance’s forecasts are also compared with those of other economic analysts. The evaluation also contains an analysis of forecast revisions compared with the previous forecast. The purpose of this comparison is to explain the reasons for the forecast revisions.

6.1      Ministry of Finance forecasts

The National Accounts have published a preliminary outcome for GDP in 2005 that may subsequently be revised. According to this preliminary outcome, GDP grew by 2.7 per cent in 2005 (see Table 6.1). GDP growth was overestimated in autumn 2004 and spring 2005, but was somewhat below the preliminary outcome in autumn 2005. Unemployment in 2005 was underestimated in the forecasts in 2004 and spring 2005, but was in line with the outcome in the autumn 2005 forecast. Inflation measured as the change in the CPI was overestimated in the 2004 forecasts, but the 2005 forecasts were relatively accurate.

GDP forecasts made in 2004

The global economy was extremely strong in 2004 and prospects were good for continued robust international demand in 2005. As far as Sweden was concerned, these conditions were expected to lead to continued strong export growth and an expansion of production capacity. Export industry successes combined with growing business investments were also reflected in strong expectations for industrial output. However, both exports and industrial output were overestimated in the 2004 forecasts.

Because of unexpectedly strong growth in both residential construction and investments in machinery, the strength of the upswing in investment in the 2004 forecasts was underestimated. At the same time, the labour market outlook gradually improved in the 2004 forecasts, contributing to the expectation that household consumption would grow relatively strongly, especially in the 2005 Government Budget Bill.

Table 6.1 Ministry of Finance’s forecasts and outcome for 2005

Percentage change unless otherwise stated

	Spring 2004	Autumn 2004	Spring 2005	Autumn 2005	Outcome 2005
GDP	2.6	3.0	3.2	2.4	2.7
Household cons.	2.2	2.7	2.2	2.0	2.4
Gen. gov. cons.	0.2	0.8	1.2	0.0	1.1
Gr. fixed cap. f.	3.4	4.0	7.1	7.9	8.3
Stocks(1)	0.2	0.2	0.4	0.1	-0.2
Exports	7.2	7.5	6.9	4.2	6.4
Imports	6.9	7.4	7.9	4.8	7.4
Ind. production	4.5	5.0	6.0	3.2	2.6
Employment(2)	0.5	0.8	0.8	0.1	0.8
Productivity	2.0	2.0	2.5	2.0	2.1
Hours worked(2)	0.0	0.1	-0.2	0.3	-0.3
Open unempl.(2),(3)	5.3	5.1	5.0	5.9	6.0
CPI	1.4	1.4	0.5	0.3	0.5
Repo rate(4)	2.75	3.00	2.00	1.50	1.50
GDP, world	4.1	4.1	4.1	4.1	4.3	(5)

(1)       Changes in volume as per cent of last year’s GDP.

(2)       The 2005 restructuring of the LFS implies that outcome and forecasts are not directly comparable.

(3)       Per cent of the labour force.

(4)       Repo rate at year-end.

(5)       For some countries the outcome is forecast.

Sources: Statistics Sweden, Riksbank and Ministry of Finance.

Generally speaking, the contribution from foreign trade was overestimated, while the contribution from domestic demand was underestimated in the 2004 Spring Fiscal Policy Bill (spring 2004). Taken together, this gave a GDP forecast that was very close to the outcome at the point in time in question. The contribution from foreign trade was also overestimated in the 2005 Government Budget Bill (autumn 2004). In retrospect it can be concluded that even the strength of the upswing in consumption was overestimated, contributing to an overestimate of GDP growth in the autumn forecast.

GDP forecasts made in 2005

GDP was also expected to grow at a rapid pace in the forecast made at the time of the 2005 Spring Fiscal Policy Bill. However, the slowdown in global demand at the beginning of 2005 resulted in a downward revision of exports compared with the previous forecast. At the same time the strength of the upswing in investment was more accurately assessed, though some areas, such as residential investment, were still underestimated. Investments’ contribution to GDP was therefore 1.1 percentage points in the 2005 Spring Fiscal Policy Bill, to be compared with 0.6 percentage points in the preceding forecast.

Even though exports – which have a large import content – were revised downward, the outlook for imports was revised upward during the spring. Rising investment in machinery and an expected need to build up stocks both contributed to this assessment. At the same time, the lagging recovery in the labour market still contributed to a downward revision in household consumption compared with the previous forecast.

At the time of the 2006 Government Budget Bill the following autumn, new outcomes revealed a surprisingly weak economic performance in early 2005. Global industrial activity had shown weak growth, resulting in an additional downward revision of the outlook for exports. With hindsight, it can be concluded that both exports and imports were underestimated in the autumn forecast. However, the net contribution from foreign trade to growth, 0.1 percentage points, was in line with the preliminary outcome.

Despite declining industrial activity, an additional upward revision of the investment outlook was made in the autumn forecast. Capacity utilization continued to be high, while the dip in industrial activity was expected to be temporary. Corporate investment decisions may be considered to rest on more long-term assumptions.

The statistics that were available at the time of the 2006 Government Budget Bill indicated extremely weak growth in general government consumption. When the preliminary outcome arrived for the 2005 twelve-month period, substantial revisions of previous outcomes had been made. The two preceding forecasts of general government consumption expenditure were therefore more accurate.

Labour market forecasts

In 2004 many indicators still suggested continued weak employment growth. At the same time, growth forecasts looked relatively good, which was expected to lead to somewhat stronger employment growth in 2005 than in 2004. Open unemployment was also expected to fall somewhat.

When the 2005 Government Budget Bill was published, the outlook for growth looked somewhat better compared with the assessment in the previous forecast. The higher growth expected in 2005 was assessed to mainly lead to somewhat stronger employment growth, even though unemployment was revised downward by two tenths compared with the Spring Fiscal Policy Bill. The forecast for GDP growth was also raised somewhat at the time of the 2005 Spring Fiscal Policy Bill, contributing to a slight downward revision in unemployment compared with the previous forecast.

The substantial revisions then made in conjunction with the 2006 Government Budget Bill were largely due to the restructuring of Statistics Sweden’s Labour Force Survey (LFS) to achieve EU harmonization. Uncertainties about underlying developments in the labour market grew due to factors such as linking problems and changing seasonal patterns. Unemployment was revised upward by four tenths as a direct consequence of new definitions associated with the LFS restructuring process.

At the same time it was clear that employment had shown surprisingly weak growth in the spring and summer of 2005. Employment was therefore sharply revised downward at the time of the 2006 Government Budget Bill. However, after an unexpectedly strong increase in employment in the autumn, the outcome for the twelve-month period was 0.8 per cent according to LFS. The restructuring of statistics conducted during the year was also considered to have led to an exaggeration of the rate of increase in 2005. According to the National Accounts, employment increased by only 0.3 per cent. The linking problems were also considered to have affected the outcome for other central labour market-related variables.

The labour supply also increased strongly during autumn 2005. The outcome for unemployment was therefore in line with the forecast in the Government Budget Bill.

Inflation forecasts

At the time of the two forecasts in 2004, the annual rate of CPI inflation in 2005 was overestimated by almost one percentage point. Even underlying inflation (UND1X) was overestimated on both of these occasions, though to a lesser extent (less than a half percentage point).

The overestimate of UND1X was due to an underestimate of the strength of falling consumer prices for imported goods during the first half of 2005 and because domestic price pressure in 2005 was overestimated. The forecasts made in 2004 overestimated CPI more than they overestimated UND1X mainly because the interest rate forecast for 2005 was too high.

Uncertainty about the effects of the restructuring of inflation statistics carried out in 2005 may have contributed to some extent to the forecasting errors made in 2004.

The 2005 forecasts were considerably more accurate, even though the upswing in the price of oil and the impact of the weakening of the krona in late 2005 were somewhat underestimated as recently as in the 2006 Government Budget Bill.

6.2                  Comparison with other forecasters

One way of evaluating the Ministry of Finance’s forecasts is to compare the forecast errors made by various forecasters for a number of key variables. This kind of comparison does have its limitations, and can easily be misleading. For example, forecasts are published at different times, which means that forecasters do not always have access to the same information. This is particularly obvious when high-frequency variables from financial markets or monthly data such as inflation and unemployment are analysed, and when forecasters have access to particularly important information, such as new outcomes from the National Accounts. This comparison attempts to minimise this problem by comparing forecasts published at more or less the same point in time.

In several cases, the forecast assumptions also vary among forecasters. For example the Ministry of Finance bases its forecasts on economic policy measures already decided on or proposed in the bill itself. Other forecasters make explicit assumptions about future economic policy. These differences are not considered when comparing forecasts. Despite these difficulties, a comparative analysis can still provide an indication of the accuracy of the various economic analysts, and perhaps also of the margin of error that can be considered normal. Ranking the various forecasters is not the aim.

Diagram 6.1 Average absolute forecast error

Note: The averages refer to errors, in absolute terms, made in four forecasts for 2005, i.e. in the spring and autumn of 2004, and the spring and autumn of 2005. The figures in brackets indicate when the respective forecasting institution’s forecast is published, on average, in relation to the Ministry of Finance’s forecast, measured in weeks. The forecast sample was made so that the forecast coincides with the Ministry of Finance’s publication date as far as possible. These institutions are the Ministry of Finance (FID), FöreningsSparbanken (FSB), the National Institute of Economic Research (KI), Nordea (NB), the Riksbank (RB), SEB, Handelsbanken (SHB), the Confederation of Swedish Enterprise (SN) and the Organisation for Economic Co-operation and Development (OE).

Sources: Statistics Sweden, Ministry of Finance and the respective economic analyst.

Diagram 6.1 presents the forecast errors made by a selection of forecasters, related to GDP growth, inflation and unemployment for 2005. Compared with previous years, the forecast errors for GDP growth were relatively small. The average absolute forecasting error was about 0.4 percentage points in 2005, which can be compared with 0.9 percentage points the previous year. Between 1990 and 2004 the average margin of error was around 0.8 percentage points in absolute terms.

All forecasters underestimated unemployment in 2005 in the forecasts made in 2004. In the forecasts made in 2005, the picture was more mixed. Overall, the forecast errors for unemployment can be viewed as relatively large by historical standards, which is probably related to the increased uncertainties related to the restructuring of LFS.

In general, the inflation rate for 2005 was also overestimated in the 2004 forecasts. Nevertheless, the accuracy of the inflation forecasts was good in 2005. However, the substantial errors made in the 2004 forecasts compound the average forecast errors for inflation in 2005. Absolute forecast error for 2005 averaged 0.6 percentage points. Between 1994 and 2004, absolute forecast errors averaged 0.6 percentage points.

Table 6.2 Average absolute error for GDP growth

Percentage points, five year moving average

	2000	2001	2002	2003	2004	2005
FID	0.61	0.70	0.71	0.80	0.81	0.76
FSB	0.58	0.76	0.73	0.73	0.79	0.78
KI	0.53	0.68	0.74	0.84	0.82	0.78
Nordea	0.53	0.68	0.75	0.85	0.82	0.79
OECD	0.68	0.72	0.74	0.81	0.74	0.67
SEB	0.48	0.64	0.66	0.71	0.74	0.70
SHB	0.62	0.89	0.93	1.05	0.98	0.92
SN	0.68	0.89	0.88	0.97	0.95	0.88
Average	0.58	0.75	0.77	0.85	0.84	0.80
Naive	0.91	1.03	1.05	0.94	1.18	1.21

Note: The averages refer to the absolute errors made for the year in question, i.e. the autumn and spring of the previous year, in addition to the autumn and spring of the current year. The errors for each year are also calculated as five-year moving averages. For example, for the year 2005, this would include the errors made for the period 2001-2005. Therefore, the averages refer to a total of 20 forecasts per column. The average error for each year reflects the averages of all forecasters’ forecast errors in absolute terms.

The naive forecast means that the forecast made year t is set as equal to the outcome for year t–1.

Sources: Statistics Sweden, Ministry of Finance and the respective economic analyst.

Comparing forecasters on the basis of just one outcome year is, of course, insufficient. Table 6.2 therefore shows developments in forecast errors for GDP growth in recent years in the form of a five-year moving average. In the most recent five-year period, GDP growth was misjudged by an average of 0.8 percentage points, in absolute figures. The large forecast errors in 2001, when the growth rate of GDP fell by just over 3 percentage points, significantly inflated the average. At the same time this reflects the fact that a forecaster’s most difficult task is to evaluate trends at turning points in the economy.

All forecasters make better evaluations than a “naive forecast”. A naive forecast is one in which the forecast for year t is identical to the outcome for the immediately preceding year, t-1.

With the exception of the Confederation of Swedish Enterprise, which underestimate GDP growth, most forecasters seem to have a tendency to systematically overestimate GDP growth (see Diagram 6.2). This trend applies to the forecasts of both the 2000s and those made in the 1990s. It can also be noted that differences among the forecasters are small. One reason for this is that forecasters have access to the same information and interpret this information similarly. However, the tendency to systematically overestimate GDP growth seems to have diminished somewhat over time, as can be seen in Diagram 6.2.

Diagram 6.2 Average error related to GDP

Note: The averages refer to the errors made for the year in question, i.e. the autumn and spring of the previous year, in addition to the autumn and spring of the current year. The forecast sample was made so that the forecast coincides with Ministry of Finance’s publication date as far as possible.

Sources: Statistics Sweden, Ministry of Finance and the respective economic analyst.

6.3                  Comparison with previous forecast

Since the 2006 Government Budget Bill was published last autumn, the forecast for Swedish GDP growth in 2006 has been revised upwards from 3.1 per cent to 3.6 per cent. This upward revision is mainly due to the fact that growth in household consumption and exports is expected to be stronger than what was previously predicted.

The forecast for household consumption in 2006 was revised upwards from 3.0 per cent to 3.4 per cent. The upward revision can be explained in part by the fact that the number of people employed is expected to increase at a faster pace, and in part because a somewhat stronger increase in household disposable income is expected this year than was previously predicted. In addition, various forward-looking indicators for consumption have significantly strengthened.

The forecast for Swedish central government and municipal consumption remains unchanged compared with the Government Budget Bill. Consequently, the forecast for total general government consumption also remains unchanged.

Continued high capacity utilisation in industry, strong demand for Swedish products and favourable financial conditions mean that investment growth this year is expected to be stronger than what was forecast in the Government Budget Bill. Growth in gross investment has been revised upward from 5.0 per cent to 5.6 per cent. Among other things, stronger growth in industrial investment in software and machinery is expected in 2006.

The outlook for export growth in 2006 has been revised upwards from 6.1 per cent in the previous forecast to 8.2 per cent. Growth in exports of goods has been revised upwards by 1.2 percentage points, while growth in exports of services has been revised upwards by 5.0 percentage points. Exports of services are expected to develop much stronger than was assessed in the previous forecast mainly because of extremely strong export figures for the second half of 2005. World market growth also strengthened compared with the Government Budget Bill, which has meant an upward revision of the forecasts for exports of goods and services.

The forecast for imports for 2006 was sharply revised upwards compared with the Government Budget Bill, from 6.7 per cent to 8.6 per cent because exports, household consumption and investment were revised upwards, which meant an increased need for imported goods and services.

The labour market forecast was revised somewhat since the Government Budget Bill. The number of people employed is expected to increase more strongly than was previously predicted, in part because employment increased at a faster pace during the second half of 2005 compared with the previous forecast. Stronger underlying growth in the labour market also contributed to the upward revision. Since the labour supply is showing stronger growth than in the previous forecast, the assessment of open unemployment was adjusted upwards from 4.8 per cent to 4.9 per cent. The forecast for growth in the number of hours worked remains unchanged compared with the Government Budget Bill.

Table 6.3 Ministry of Finance’s forecasts for 2006 in the Government Budget Bill for 2006 and the 2006 Spring Fiscal Policy Bill

Percentage change unless otherwise stated

	BP06	VÅP06
Sweden
GDP	3.1	3.6
Household consumption	3.0	3.4
Government consumption	1.8	1.8
Gross fixed capital formation	5.0	5.6
Exports	6.1	8.2
Imports	6.7	8.6
Employed	1.3	1.8
Hours worked	1.1	1.1
Open unemployment(1)	4.8	4.9
Wages	3.4	3.4
Net lending in general government(2)	0.7	2.0
CPI, annual average	1.5	1.4
Repo rate(3)	2.50	2.50
TCW-index(4)	124	126
United States
GDP	3.4	3.5
Unemployment	4.9	4.7
Euro area
GDP	1.8	2.1
Unemployment	8.7	8.4

(1)       Per cent of labour force.

(2)       Per cent of GDP.

(3)       Repo rate at year-end.

(4)       TCW-index at year-end.

Source: Ministry of Finance.

The forecast for wage growth in 2006 is unchanged from the Government Budget Bill.

The CPI inflation forecast for 2006 was revised downward somewhat. The forecast for residential rents was revised downward significantly, while the forecast for energy prices was revised upwards.

The forecast for the repo rate at the end of 2006 remains unchanged.

The TCW forecast for December 2006 was revised upwards somewhat, from 124 to 126, in the Spring Fiscal Policy Bill. Expectations of a weaker krona in trade-weighted terms are due in part to a weakening of the krona during the fourth quarter of 2005. In addition, the krona is expected to strengthen somewhat less against the dollar to 7.17, compared with 6.74 in the previous forecast.

Tax revenues were revised upwards by SEK 34 billion in the forecast for general government net lending, mainly due to an upward revision of tax on capital. Consequently, the forecast for general government net lending was revised upwards to 2.0 per cent of GDP, compared with 0.7 per cent of GDP in the Government Budget Bill.

The forecast for GDP growth in the United States was revised upwards somewhat for the current year. The US economy is expected to grow swiftly, especially during the first half of 2006, and unemployment is therefore expected to fall somewhat further compared with the assessment in the Government Budget Bill.

Recent positive developments in the euro area and the substantial improvement of confidence indicators have justified an upward revision of GDP growth compared with the Government Budget Bill. The stronger growth is also expected to have an impact on the labour market in the euro area, resulting in a downward revision of unemployment for the current year.

Tables Appendix

Table chapter 2 Financial markets

Interest and exchange rate

Final entry for each year

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Repo rate	3.25	4.00	3.75	3.75	2.75	2.00	1.50	2.50	3.50	4.00
6-mth interest rate	3.81	4.22	3.73	3.54	2.70	2.05	1.93	3.00	3.60	4.00
5-year interest rate	5.38	4.47	4.98	4.14	4.30	3.33	3.16	3.65	3.90	4.15
10-year interest rate	5.73	4.86	5.35	4.71	4.86	3.90	3.38	4.00	4.20	4.35
Spread Swe-Ger 10 yr	0.38	0.20	0.35	0.52	0.51	0.25	0.02	0.00	0.05	0.05
6-mth EURIBOR	3.38	4.73	3.14	2.67	2.14	2.16	2.60	3.25	3.60	3.80
TCW-index	125	129	137	131	124	121	131	126	123	121
EUR/SEK	8.56	8.87	9.32	9.12	9.02	8.98	9.44	9.10	9.00	8.90
USD/SEK	8.51	9.41	10.45	8.68	7.36	6.70	7.95	7.17	6.67	6.59
EUR/USD	1.01	0.93	0.89	1.05	1.22	1.34	1.19	1.27	1.35	1.35

Sources: Riksbank, Reuters and Ministry of Finance.

Tables chapter 3 Demand and production

Demand and output

	SEK billion	Percentage change in volume
	2005	1999	2000		2001	2002	2003	2004	2005	2006	2007	2008
Household consumption expenditure	1 284	3.8	5.0	(1)	0.4	1.5	1.8	1.8	2.4	3.4	3.2	3.0
General government consumption expenditure	730	1.7	-1.2	(1)	0.9	2.3	0.7	0.1	1.1	1.8	1.0	0.3
Central government	203	2.6	-2.9		-1.7	3.0	1.5	-0.9	-0.3	1.9	-0.3	-2.0
Local government	527	1.4	-0.5	(1)	1.9	2.0	0.4	0.5	1.6	1.8	1.5	1.2
Gross fixed capital formation	454	8.2	5.7		-1.0	-2.6	1.1	5.1	8.3	5.6	4.0	4.0
Change in stocks(2)	0	-0.5	0.5		-0.5	-0.2	0.3	-0.3	-0.2	0.0	0.1	0.0
Exports	1 299	7.3	11.5		0.5	1.2	4.5	10.8	6.4	8.2	6.7	6.3
Imports	1 094	4.9	11.4		-2.6	-1.9	5.0	6.4	7.4	8.6	6.9	6.3
GDP	2 673	4.5	4.3		1.1	2.0	1.7	3.7	2.7	3.6	3.0	2.8	(3)
GDP, calendar adjusted	—	4.3	4.4		1.2	2.0	1.8	3.2	2.7	3.9	3.1	2.8

(1)       Including the effect of the transfer of the Church of Sweden from the local government sector to the household sector in the National Accounts from 1 January 2000. The corresponding development for 2000 excluding this effect is 4.0% for household consumption expenditure, 0.6% for general government consumption expenditure and 2.0% for local government consumption expenditure.

(2)       The change in volume is calculated as per cent of GDP last year.

(3)       No assessment is made for the calendar effect in 2008.

Sources: Statistics Sweden and Ministry of Finance.

Contribution to GDP growth

Percentage points

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Household consumption expenditure	1.9	2.4	0.2	0.7	0.9	0.9	1.2	1.6	1.5	1.5
General government consumption expenditure	0.5	-0.3	0.2	0.6	0.2	0.0	0.3	0.5	0.3	0.1
Central government	0.2	-0.2	-0.1	0.2	0.1	-0.1	0.0	0.1	0.0	-0.1
Local government	0.3	-0.1	0.4	0.4	0.1	0.1	0.3	0.3	0.3	0.2
Gross fixed capital formation	1.3	1.0	-0.2	-0.5	0.2	0.8	1.3	0.9	0.7	0.7
Change in stocks	-0.5	0.5	-0.5	-0.2	0.3	-0.3	-0.2	0.0	0.1	0.0
Net foreign trade	1.3	0.7	1.3	1.3	0.1	2.3	0.1	0.5	0.4	0.5
Exports	3.1	4.9	0.2	0.5	2.0	4.7	2.9	3.9	3.3	3.3
Imports	-1.8	-4.1	1.0	0.8	-1.9	-2.4	-2.8	-3.4	-2.9	-2.7
GDP	4.5	4.3	1.1	2.0	1.7	3.7	2.7	3.6	3.0	2.8

Sources: Statistics Sweden and Ministry of Finance.

Exports and imports of goods and services as well as change in prices

	SEK billion	Percentage change in volume
	2005	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Exports
Exports of goods	972	5.9	12.1	-2.1	2.0	4.8	9.8	4.5	7.5	6.6	—
Processed goods(1)	811	6.8	13.0	-2.9	1.9	4.8	9.7	4.2	7.6	6.8	—
Exports of services	327	13.2	9.1	10.1	-1.5	3.6	14.1	12.2	10.5	7.0	—
Total exports	1 299	7.3	11.5	0.5	1.2	4.5	10.8	6.4	8.2	6.7	6.3
Export prices	—	-1.5	2.6	2.5	-1.7	-1.9	-0.2	3.3	1.7	-1.0	0.0
Imports
Imports of goods	828	3.2	11.7	-5.0	-0.2	7.0	7.6	8.1	9.1	7.0	—
Processed goods(1)	624	4.4	14.1	-6.5	-1.4	5.6	9.6	10.3	10.3	7.9	—
Imports of services	265	10.2	10.5	4.6	-6.4	-0.4	2.9	5.3	7.0	6.8	—
Total imports	1 094	4.9	11.4	-2.6	-1.9	5.0	6.4	7.4	8.6	6.9	6.3
Import prices	—	1.0	4.6	4.1	0.1	-2.2	0.7	4.7	1.6	-2.4	-0.2

(1)                     Classification according to SNI.

Sources: Statistics Sweden and Ministry of Finance.

Gross fixed capital formation

	SEK billion	Percentage change in volume
	2005	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Business sector(1)	306	8.5	8.2	-2.9	-7.1	1.2	3.9	8.6	5.1	3.6	—
Producers of goods	135	1.5	0.6	-0.6	-9.4	3.3	0.8	14.4	5.9	3.7	—
Industry	81	0.1	0.1	2.2	-14.2	-1.4	1.5	12.6	8.4	2.3	—
Electricity, gas and watersupply	25	-8.2	0.9	-7.5	3.9	11.0	-2.2	23.9	14.9	9.8	—
Producers of services(1)	171	14.8	14.2	-4.4	-5.4	-0.2	6.3	4.5	4.5	3.5	—
Corporate services	39	23.1	10.7	-7.6	-1.0	0.5	22.8	6.3	4.9	3.3	—
Wholesale and retail trade	30	10.8	6.4	-6.8	-6.3	9.0	8.1	2.7	4.6	4.6	—
Housing	75	10.8	10.0	4.2	10.5	5.4	18.2	16.9	9.2	5.8	—
New construction	48	21.1	17.3	5.7	13.1	6.3	29.0	20.9	9.9	4.6	—
Refurbishment	27	2.3	2.8	2.4	6.9	4.0	2.9	10.0	8.0	8.0	—
General government	73	5.3	-7.7	4.5	8.7	-2.7	-0.7	-0.5	3.9	3.9	—
Central government	38	0.8	-6.5	1.3	11.1	1.0	5.2	-6.0	5.1	5.0	—
Local government	35	10.1	-8.9	7.7	6.5	-6.3	-6.9	6.1	2.7	2.7	—
Total	454	8.2	5.7	-1.0	-2.6	1.1	5.1	8.3	5.6	4.0	4.0
Building and construction	192	0.2	4.3	5.9	2.6	-2.1	5.3	7.2	6.2	5.1	—
Machinery	193	12.3	5.2	-4.4	-3.6	3.3	4.2	11.1	4.4	3.2	—
Other	68	14.7	10.3	-5.7	-11.9	3.1	7.1	3.8	7.2	3.5	—

(1)                     Excluding housing.

Sources: Statistics Sweden and Ministry of Finance.

Household income and savings

Household income

	SEK billion	Percentage change(1)
	2005	1999		2000	2001	2002	2003	2004	2005	2006	2007	2008
Nominal disposable income	1 338	3.9		5.7	8.5	5.2	3.0	2.6	2.8	4.5	3.9	3.9
Price index(2)	—	1.3		1.2	2.1	1.7	1.8	1.3	1.0	1.4	1.6	1.9
Real disposable income	1 324	2.6		4.5	6.3	3.4	1.2	1.3	1.8	3.0	2.3	2.0
Wage bill(3)	1 082	4.4		5.5	3.6	1.5	0.6	1.1	3.0	3.5	3.3	2.4
Other factor income	238	-0.4		9.7	-2.0	3.3	1.8	-0.3	5.1	-1.6	1.2	1.6
Interest and dividends, net(4)	17	-0.1		-0.9	0.3	-0.4	0.0	0.9	-0.2	0.7	-0.2	0.1
General government transfers	487	1.0		1.3	0.6	2.4	5.8	2.1	0.2	1.5	0.6	1.4
Old age	232	—	(5)	-0.2	1.3	2.3	8.8	2.0	-0.3	1.5	2.0	3.1
Sickness	118	—	(5)	9.9	7.9	7.0	5.5	-0.3	2.7	-0.3	0.5	1.1
Labour market	44	-6.7		-9.2	-19.7	0.2	9.2	9.5	-1.3	-1.3	-8.8	-4.1
Families and children	49	-1.9		3.3	5.2	0.5	1.2	0.5	1.8	8.3	2.3	0.6
Education	12	-6.4		-13.6	0.0	-5.2	-11.0	-0.2	-3.9	9.1	4.0	-0.9
Other	33	-2.1		6.1	-0.1	-1.9	-2.2	3.6	-2.6	-1.6	-1.2	-1.1
Private transfers	43	33.2		-8.9	28.5	-16.4	3.3	1.7	-6.6	1.0	1.3	2.0
Taxes and charges	530	5.2		2.4	-4.7	-4.7	4.7	3.4	3.1	2.1	1.7	2.3

Household savings

	SEK billion
	2005	Per cent of disposable income
Own savings	54	-1.2	-1.7	3.9	5.7	5.2	4.6	4.0	3.7	2.9	1.8
Net savings in supplementary pension schemes	54	3.3	4.9	4.7	3.5	4.1	4.1	4.0	3.9	4.0	4.0
Net savings(6)	107	2.0	3.0	8.2	8.9	8.9	8.4	7.7	7.4	6.6	5.6
Net lending(7)	84	1.4	2.4	7.9	8.3	7.9	7.0	6.3	5.9	5.2	4.2

(1)       Household real disposable income is calculated by deflating nominal income by the implicit price index for household consumption expenditure (IPI).

(2)       Implicit price index (IPI) for household consumption expenditure.

(3)       The wage bill corresponds to the number of hours worked multiplied by the hourly wages, deflated by the implicit price index for household consumption expenditures, according to note 1.

(4)       Interest and dividends are given as the net contribution to growth in household real disposable income, percentage change.

(5)       Because of a change in definition the figures for 1998 and 1999 are not comparable.

(6)       Net savings = net savings inclusive net savings in supplementary pension schemes / (Disposable income + net savings in supplementary pension schemes).

(7)                     Net lending = own financial savings + net savings in supplementary pension schemes.

Note: The difference between the terms “net savings” and “net lending” is mainly that capital depreciation on households’ capital stock is deducted when calculating net savings, while investment expenditures are deducted when calculating net lending. If household net investments are larger than the depreciation of capital, i.e. capital stock is growing, then net lending will be lower than net savings.

Sources: Statistics Sweden and Ministry of Finance.

Business sector output

	SEK billion	Percentage change in volume
	2005	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Producers of goods	685	6.9	6.7	0.3	3.7	1.7	8.0	2.6	4.5	4.1	—
of which: Industry	485	8.9	8.8	2.2	5.8	3.7	9.8	2.6	5.5	5.0	—
Construction	109	3.1	0.5	5.2	0.4	3.3	3.9	7.3	4.1	3.1	—
Producers of services	1 124	4.7	5.8	1.8	1.4	2.1	2.7	3.7	4.0	3.1	—
of which: Trade	253	6.4	2.0	1.2	2.3	5.9	4.2	5.0	6.1	5.1	—
Corporate services	230	8.3	9.3	4.7	-4.0	4.2	4.1	5.4	5.1	4.3	—
Total business sector	1 809	5.6	6.2	1.0	2.3	1.9	4.7	3.3	4.2	3.5	3.3

Sources: Statistics Sweden and Ministry of Finance.

Current account balance

SEK, billion, current prices, unless otherwise stated

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Trade balance	138	142	149	158	150	171	142	140	157	168
% of GDP	6.6	6.4	6.5	6.7	6.1	6.6	5.3	5.0	5.3	5.4
Service balance	-9	-14	-5	6	17	43	61	75	86	92
Factor income	-17	-13	-15	-11	31	-4	-5	3	5	7
Current transfers	-25	-26	-28	-32	-18	-35	-35	-36	-36	-39
Current account	87	90	101	121	181	176	163	183	211	228
% of GDP	4.2	4.1	4.4	5.1	7.3	6.9	6.1	6.5	7.1	7.3
Capital transfers	-25	-4	-2	-1	0	0	2	-4	-4	-5
Net lending	62	86	99	121	180	176	165	179	206	222
% of GDP	3.0	3.9	4.3	5.1	7.3	6.9	6.2	6.3	6.9	7.1
Terms of trade
per cent change	-2.4	-2.0	-1.6	-1.8	0.4	-0.9	-1.3	0.0	1.4	0.2

Note: The current account and capital transfers are reported in accordance with Riksbank definitions. The distribution of the different components differs from the distribution in the national accounts.

Sources: Statistics Sweden, Riksbank and Ministry of Finance.

Components of saving

	SEK billion	Per cent of GDP, current prices
	2005	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Real balance	453.6	17.3	18.3	17.5	16.6	16.4	16.2	17.0	17.2	17.3	17.4
Fixed capital formation	453.7	17.1	17.5	17.3	16.5	16.0	16.1	17.0	17.2	17.2	17.3
Stockbuilding	-0.1	0.3	0.7	0.3	0.1	0.4	0.1	0.0	-0.1	0.0	0.0
Net lending(1)	164.9	3.0	3.9	4.3	5.1	7.3	6.9	6.2	6.3	6.9	7.1
General government	71.1	2.3	5.0	2.6	-0.5	-0.2	1.6	2.7	2.0	2.2	2.8
Own savings	83.7	0.7	1.2	4.1	4.3	4.1	3.6	3.1	2.9	2.5	2.0
Business sector	10.1	0.0	-2.3	-2.4	1.3	3.4	1.7	0.4	1.4	2.2	2.3
Gross balance	618.5	20.3	22.2	21.9	21.7	23.7	23.1	23.1	23.5	24.2	24.5

(1)                     According to Riksbank definition.

Sources: Statistics Sweden, Riksbank and Ministry of Finance

Gross national income

SEK billion, current prices

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
GDP	2 096	2 217	2 288	2 372	2 459	2 573	2 673	2 820	2 977	3 128
Primary income(1)	-21	-16	-19	-9	23	-5	-7	3	6	8
GNI	2 076	2 201	2 269	2 362	2 482	2 568	2 666	2 824	2 984	3 136

(1)                     Investment income, wages, subsidies and taxes, net to the rest of the world.

Sources: Statistics Sweden and Ministry of Finance.

Tables Chapter 4 Labour market, resource utilisation and inflation

Labour market and resource situation

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Selected labour market statistics
Percentage change unless otherwise stated
GDP	4.5	4.3	1.1	2.0	1.7	3.7	2.7	3.6	3.0	2.8
Productivity(1)	1.9	3.7	0.4	3.3	3.2	3.0	2.1	2.5	2.2	2.4
Hours worked	2.7	1.0	0.5	-1.3	-1.5	0.9	0.5	1.1	0.8	0.4
Average hours worked	0.0	-1.1	-1.4	-1.4	-1.1	1.4	-0.3	-0.7	-0.2	-0.2
Calendar-adjusted
GDP	4.3	4.4	1.2	2.0	1.8	3.2	2.7	3.9	3.1	2.8
Productivity(1), (2)	2.1	3.6	0.3	3.2	3.0	3.5	2.0	2.2	2.0	2.4
Hours worked(2)	2.1	1.3	0.8	-1.2	-1.2	-0.3	0.5	1.6	1.0	0.4
Average hours worked(2)	-0.5	-0.9	-1.1	-1.4	-0.9	0.2	-0.3	-0.2	0.1	-0.2
Employed	2.7	2.2	2.0	0.1	-0.3	-0.5	0.8	1.8	1.0	0.5
Regular employment rate(3), (4)	76.2	77.5	78.6	78.4	77.9	77.2	77.4	77.8	78.2	78.6
Labour force	2.2	1.1	1.2	0.2	0.7	0.2	0.8	0.7	0.5	0.4
Open unemployment(4), (5)	6.0	5.0	4.3	4.3	5.3	6.0	6.0	4.9	4.5	4.4
Labour market policy programmes (5), (6)	3.3	2.6	2.5	2.6	2.1	2.4	2.7	3.5	3.5	2.9
Participants in labour market policy programmes
Thousands, annual average
Employed	33	29	25	24	22	27	40	68	71	56
In education and training	109	83	86	93	70	80	83	94	89	77
Total	142	113	112	117	92	107	123	162	160	133
Resource situation
Per cent of potential level(7)
GDP gap	0.6	2.3	0.4	-0.7	-1.8	-1.4	-1.5	-0.6	-0.3	0.0
Productivity gap	-0.7	0.5	-1.7	-1.0	-0.4	0.8	0.5	0.2	0.0	0.0
Average hours worked gap	2.3	1.8	1.0	-0.1	-0.9	-0.5	-0.4	-0.3	0.0	0.0
Employment gap	-0.9	0.4	1.2	0.4	-0.8	-1.8	-1.8	-0.7	-0.3	0.0

(1)       Growth rates for productivity and hours worked may not add to GDP growth due to rounding and due to the fact that GDP growth is presented at market price whereas productivity growth is presented at base price.

(2)       Calendar adjustment according to National Institute of Economic Research.

(3)       Number of employed in age group 20–64, excluding those employed in labour market policy programmes, as a percentage of the population in that age group.

(4)       According to the LFS after the harmonisation in 2005. Some differences still remain between Sweden’s definition of the unemployment rate and that of other countries.

(5)       In percentage of the labour force.

(6)       People in labour market programmes.

(7)       The parts may not add to the GDP gap due to rounding and due to the fact that the GDP gap is calculated in terms of GDP at market price whereas the partial gaps are computed in base price terms.

Sources: Statistics Sweden, National Labour Market Board, National Institute of Economic Research and Ministry of Finance.

Wages and inflation

Annual percentage change unless otherwise stated

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Nominal wages
Industry	2.3	4.2	3.9	4.2	3.2	3.1	3.1	3.2	3.7	—
Construction	4.1	4.0	4.8	3.7	3.8	2.6	3.4	4.0	4.4	—
Private service sector	3.5	3.5	4.3	3.8	3.2	3.0	3.3	3.6	4.1	—
Central government	4.6	4.8	4.2	4.3	4.2	3.3	3.2	3.3	3.5	—
Local government	3.8	3.6	4.9	4.5	3.8	4.2	3.1	3.1	3.6	—
Total(1)	3.4	3.7	4.4	4.1	3.5	3.3	3.2	3.4	3.9	4.0
Consumer prices
CPI, December–December	1.3	1.0	2.7	2.1	1.3	0.3	0.9	1.9	2.3	2.4
CPI, year-on-year	0.5	0.9	2.4	2.2	1.9	0.4	0.5	1.4	2.2	2.3
UND1X, December–December	2.0	0.8	3.1	2.0	1.6	0.7	1.2	1.5	1.7	1.9
UND1X, year-on-year	1.6	0.9	2.5	2.3	2.2	0.8	0.8	1.3	1.7	1.8
HICP, December–December	1.2	1.3	3.2	1.7	1.8	0.9	1.3	1.6	1.6	—
HICP, year-on-year	0.6	1.3	2.7	2.0	2.3	1.0	0.8	1.4	1.7	—
NPI, December–December	-0.4	2.4	2.9	2.2	0.8	0.1	0.2	0.6	0.9	—
NPI, year-on-year	-1.1	2.1	2.6	2.3	1.5	0.1	0.1	0.1	0.9	—
Price base amount, SEK, thousand	36.4	36.6	36.9	37.9	38.6	39.3	39.4	39.7	40.2	41.1
HICP, euro area, year-on-year	1.1	2.1	2.4	2.3	2.1	2.1	2.2	2.0	2.1	1.9

(1)       Wage growth refers to hourly wages according to the short-term wage statistics. According to the definition used in the National Accounts system, which is different from the definition of the short-term wage statistics, wages are expected to rise by 4.3 per cent 2008.

Sources: National Labour Market Board, National Mediation Office, Statistics Sweden and Ministry of Finance.

Tables chapter 5 Public finances

General government finances

SEK Billion unless otherwise stated

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Revenue	1 248	1 312	1 290	1 300	1 360	1 426	1 505	1 561	1 628	1 704
Per cent of GDP	59.5	59.2	56.4	54.8	55.3	55.4	56.3	55.4	54.7	54.5
Taxes and charges	1 106	1 172	1 164	1 170	1 224	1 292	1 357	1 407	1 472	1 542
Per cent of GDP	52.8	52.8	50.9	49.3	49.8	50.2	50.8	49.9	49.4	49.3
Capital income	70	69	51	50	54	53	58	65	62	64
Other income	72	71	74	80	82	81	89	90	94	98
Expenditure	1 199	1 202	1 230	1 311	1 364	1 385	1 434	1 506	1 562	1 617
Per cent of GDP	57.2	54.2	53.7	55.3	55.4	53.8	53.6	53.4	52.5	51.7
Transfers and subsidies	469	470	481	502	543	559	579	606	618	638
Households	395	404	415	433	466	482	488	502	513	530
Companies	51	40	38	40	44	41	50	58	54	54
Abroad	23	26	28	30	33	36	41	46	51	54
Consumption	572	585	615	658	692	705	730	767	802	836
Investment	60	58	64	73	71	72	73	80	84	86
Interest	98	90	69	77	58	49	52	54	57	58
Net lending	49	110	60	-11	-4	41	71	55	66	87
Per cent of GDP	2.3	5.0	2.6	-0.5	-0.2	1.6	2.7	2.0	2.2	2.8
Central government	88	58	168	-43	-45	-12	7	-15	-7	22
Old-age pension system	-41	48	-104	45	47	49	50	52	55	53
Local government	2	5	-4	-13	-5	5	14	18	19	12
Financial position
Consolidated gross debt	1 303	1 160	1 232	1 232	1 273	1 300	1 346	1 295	1 278	1 249
Per cent of GDP	62.2	52.3	53.8	52.0	51.8	50.5	50.3	45.9	42.9	39.9
Net debt	190	26	-67	72	-37	-147	-331	-408	-482	-571
Per cent of GDP	9.1	1.2	-2.9	3.0	-1.5	-5.7	-12.4	-14.5	-16.2	-18.3

Sources: Statistics Sweden and Ministry of Finance.

Central government finances

SEK Billion unless otherwise stated

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Revenue	799	820	885	717	748	792	851	872	908	951
Taxes and charges	691	708	668	651	679	725	774	794	832	873
Transfers from the pension fund	49	47	155	0	0	2	0	0	0	0
Other income	60	65	62	66	69	66	77	78	76	77
Expenditure	711	762	717	760	793	804	844	887	915	929
Transfers to households, business sector and abroad	295	293	298	314	348	356	369	388	391	398
Grants to local government sector	111	111	114	119	122	121	140	154	162	164
Contributions to the pension fund	16	20	21	21	23	27	27	25	27	26
Premium reserve funds	0	56	18	20	20	22	23	24	26	28
Consumption	169	171	173	184	193	194	199	209	216	220
Investment	29	29	30	34	36	40	39	40	43	43
Interest	91	83	62	68	50	43	46	48	51	51
Net lending	88	58	168	-43	-45	-12	7	-15	-7	22
Per cent of GDP	4.2	2.6	7.4	-1.8	-1.8	-0.5	0.3	-0.5	-0.2	0.7
Budget balance	82	102	39	4	-47	-51	14	14	3	25
Per cent of GDP	3.9	4.6	1.7	0.1	-1.9	-2.0	0.5	0.5	0.1	0.8
Central government debt	1 370	1 278	1 209	1 166	1 186	1 213	1 262	1 214	1 203	1 175
Per cent of GDP	65.4	57.6	52.9	49.1	48.2	47.1	47.2	43.1	40.4	37.6

Sources: Statistics Sweden and Ministry of Finance.

The old-age pension system

SEK Billion unless otherwise stated

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Revenue	144	236	198	199	205	217	223	233	245	256
Social contributions	93	127	137	140	143	147	151	159	166	173
Contributions from central gov.	16	20	21	21	23	27	27	25	27	26
Premium reserve funds	0	56	18	20	20	22	23	24	26	28
Interest and dividends	35	34	21	19	19	21	22	25	26	28
Expenditure	185	188	301	154	159	169	173	181	190	202
Pensions	135	139	144	152	155	163	169	177	186	198
Transfers to central government	45	45	155	0	0	2	0	0	0	0
Other	5	5	3	3	3	4	4	4	4	4
Net lending	-41	48	-104	45	47	49	50	52	55	53
Per cent of GDP	-2.0	2.2	-4.5	1.9	1.9	1.9	1.9	1.9	1.8	1.7
Pension funds(1)	-41	-9	-124	23	25	24	24	24	24	19
Premium pension authority	0	57	20	21	22	25	26	29	31	34

(1)                     The pension funds noted here compromise the distribution part of the old-age pension system.

Sources: National Debt Office, Statistics Sweden and Ministry of Finance.

Local government finances

SEK Billion unless otherwise stated

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Revenue	482	492	517	546	575	592	627	663	694	719
Taxes	322	336	359	379	403	420	432	454	475	496
Central government grants	85	83	84	87	90	90	107	118	125	125
Taxes and central government grants, per cent of GDP	19.4	18.9	19.4	19.6	20.1	19.8	20.2	20.3	20.1	19.8
Capital income	10	10	9	11	11	11	9	10	10	11
Other income	65	62	65	69	71	72	79	81	84	88
Expenditure	481	487	521	559	581	587	613	645	675	707
Transfers to households	27	26	28	26	25	26	25	25	25	26
Other transfers and subsidies	10	8	9	12	12	10	13	16	17	17
Consumption	401	411	438	471	495	507	527	555	583	612
Investment	36	34	39	41	40	39	42	42	44	46
Interest	6	7	7	9	8	6	6	6	6	7
Net lending	2	5	-4	-13	-5	5	14	18	19	12
Per cent of GDP	0.1	0.2	-0.2	-0.5	-0.2	0.2	0.5	0.6	0.6	0.4
Financial result	-4	1	1	-7	-1	2	13	19	17	10

Sources: Statistics Sweden and Ministry of Finance.

Produced by the Ministry of Finance

Design: Liedgren Design

Illustration from a photo by Bertil Strandell

Printed by AB Danagårds Grafiska

Article number: Fi 2006.05

The Spring Fiscal Policy Bill contains the Swedish Government’s proposed guidelines for economic policy and budget policy. The Government presented the Bill to the Riksdag on 18 April 2006.

This booklet is a separate impression of an appendix to the Bill, Sweden’s Economy. It contains an assessment of the development of the international and Swedish economies.

Further copies of this booklet can be ordered from the Information Department at the Ministry of Finance, telephone: +46 8 405 40 40 or e-mail: info@finance.ministry.se

Ministry of Finance
Sweden

SE-103 33 Stockholm, telephone +46 8 405 10 00

www.sweden.gov.se